As filed with the Securities and Exchange Commission on August 2, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAPITAL ONE AUTO RECEIVABLES, LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	31-1750007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-

Central Index Key Number of depositor: 0001133438

Central Index Key Number of sponsor: 0000047288

Capital One, National Association

(Exact name of sponsor as specified in its charter)

1680 Capital One Drive

McLean, Virginia 22102

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew W. Cooper

General Counsel

Capital One Financial Corporation

1680 Capital One Drive

McLean, Virginia 22102

(703) 720-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Christy L. Freer-Greene	Angela M. Ulum
Senior Director, Associate General Counsel	Mayer Brown LLP
Capital One Financial Corporation	71 South Wacker Drive
1680 Capital One Drive	Chicago, Illinois 60606
McLean, Virginia 22102	(312) 782-0600
(703) 760-2405

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee(2)
Asset-Backed Notes	$1,000,000	100%	$1,000,000	$124.50

(1)	Estimated for purposes of calculating the registration fee.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not deliver the notes described in this preliminary prospectus until we deliver a final prospectus This preliminary prospectus is not an offer to sell these notes nor is it seeking an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, dated [        ] [     ], 20[    ]

PROSPECTUS

$[            ]

Capital One Prime Auto Receivables Trust 20[                ] – [                ]

Issuing Entity

Central Index Key Number: [                ]

Capital One Auto Receivables, LLC Depositor	Capital One, National Association Sponsor and Servicer

Central Index Key Number: 0001133438	Central Index Key Number: 0000047288

Capital One Prime Auto Receivables Trust 20[             ] – [             ] will issue the following asset-backed notes:

You should carefully read the “risk factors,” beginning on page [    ] of this prospectus.

The notes are asset backed securities.

The notes will be the obligations of the issuing entity solely and will not be obligations of or guaranteed by any other person or entity.

		Initial Note Balance(2)	Interest Rate(3)		Final Scheduled Payment Date
Class A-1 Notes		$		%
Class A-2[-A] Notes	}	$		%
[Class A-2-B Notes]			[LIBOR + [ ]%](3)(4)
Class A-3 Notes		$		%
Class A-4 Notes		$		%
Class B Notes		$		%
Class C Notes		$		%
[Class D Notes](1)		$		%

Total		$

	Price to Public(5)	Underwriting Discount		Proceeds to the Depositor
Per Class A-1 Note	$		%		%
Per Class A-2[-A] Note	$		%		%
[Per Class A-2-B Note]
Per Class A-3 Note	$		%		%
Per Class A-4 Note	$		%		%
Per Class B Note	$		%		%
Per Class C Note	$		%		%

Total	$		%		%

(1)

[The Class D notes are not being offered hereby and are anticipated to be either privately placed or retained by the depositor or an affiliate thereof, but will be entitled to certain payments as described herein.]

(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of the sponsor.]
(3

[The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.]

(4)	[For a description of how interest will be calculated on the Class A-2-B notes, see “The Notes—Payments of Interest” in this prospectus.]
(5)	Plus accrued interest, if any, from the closing date.

•

The notes are payable [solely][principally] from the assets of the issuing entity, which consist primarily of receivables which are motor vehicle retail installment sale contracts that are secured by new and used automobiles, light-duty trucks, SUVs and vans, [payments due under an interest rate [swap] [cap] agreement] [and funds on deposit in the reserve account]. [A portion of the receivables may be acquired by the issuing entity subsequent to the closing date during the funding period described in this prospectus using amounts deposited in a pre-funding account on the closing date.] [[                ] will be the counterparty to the interest rate swap agreement]. [[                ] will be the cap provider under the interest rate cap agreement.]

•	The issuing entity will pay interest on and principal of the notes on the [ ] day of each month, or, if the [ ] is not a business day, the next business day, starting on [ ].

•

[The issuing entity will not pay principal during the revolving period, which is scheduled to terminate after the payment date occurring on [    ]. However, if the revolving period terminates early as a result of an early amortization event, principal payments may commence prior to that date.]

•

Credit enhancement for the notes will consist of a reserve account with an initial deposit of approximately $[            ], [excess interest on the receivables,] [overcollateralization,] and [the yield supplement overcollateralization amount], and, in the case of the Class A notes, Class B notes [and Class C notes], the subordination of certain payments to the noteholders of less senior classes of notes.

•

The issuing entity will also issue non-interest bearing certificates representing the equity interest in the issuing entity, which initially will be issued to the depositor and are not being offered hereby. [The depositor intends to sell [a portion][the majority] of the certificates on or after the closing date.]

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

[ ]	[ ]

The date of this prospectus is [                    ]

Prospectus

v

WHERE TO FIND INFORMATION IN THIS PROSPECTUS

This prospectus provides information about the issuing entity, Capital One Prime Auto Receivables Trust 20[            ]-[            ], including terms and conditions that apply to the notes to be offered by this prospectus.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with other or different information. If you receive any other information, you should not rely on it. We are not offering the notes in any jurisdiction where the offer is not permitted. We do not claim that the information in this prospectus is accurate on any date other than the date stated on the cover.

We have started with two introductory sections in this prospectus describing the notes and the issuing entity in abbreviated form, followed by a more complete description of the terms of the offering of the notes. The introductory sections are:

•

Summary of Terms—provides important information concerning the amounts and the payment terms of each class of notes and gives a brief introduction to the key structural features of the issuing entity; and

•	Risk Factors—describes briefly some of the risks to investors in the notes.

We include cross-references in this prospectus to captions in these materials where you can find additional related information. You can find the page numbers on which these captions are located under the Table of Contents in this prospectus. You can also find a listing of the pages where the principal terms are defined under “Index” beginning on page [    ] of this prospectus.

If you have received a copy of this prospectus in electronic format, and if the legal prospectus delivery period has not expired, you may obtain at no cost a paper copy of this prospectus from the depositor or from the underwriters upon request.

In this prospectus, the terms “we,” “us,” and “our” refer to Capital One Auto Receivables, LLC, the depositor.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by Capital One, National Association (“CONA”) and sent on behalf of the issuing entity to the indenture trustee, which will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports (and, at its option, any additional files containing the same information in an alternative format) available to noteholders each month via its Internet website, which is presently located at [                ]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [                ]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. CONA, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes. The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Capital One Prime Auto Receivables Trust 20[         ]-[         ]” and file number 333- [                ]. The issuing entity incorporates by reference any current reports on Form 8-K filed after the date of this prospectus by or on behalf of the issuing entity before the termination of the offering of the notes.

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement is available for inspection without charge at the public reference facilities maintained at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

THIS PROSPECTUS MAY ONLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED IN THE UNITED KINGDOM TO PERSONS AUTHORIZED TO CARRY ON A REGULATED ACTIVITY UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (“FSMA”), OR TO PERSONS OTHERWISE HAVING PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFYING AS INVESTMENT PROFESSIONALS UNDER ARTICLE 19 (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005, AS AMENDED (THE “ORDER”), OR TO PERSONS WHO FALL WITHIN ARTICLE 49(2)(A)-(D) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.) OF THE ORDER OR TO ANY OTHER PERSON TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED.

NEITHER THIS PROSPECTUS NOR THE NOTES ARE OR WILL BE AVAILABLE TO OTHER CATEGORIES OF PERSONS IN THE UNITED KINGDOM AND NO ONE IN THE UNITED KINGDOM FALLING OUTSIDE SUCH CATEGORIES IS ENTITLED TO RELY ON, AND THEY MUST NOT ACT ON, ANY INFORMATION IN THIS PROSPECTUS. THE COMMUNICATION OF THIS PROSPECTUS TO ANY PERSON IN THE UNITED KINGDOM OTHER THAN PERSONS IN THE CATEGORIES STATED ABOVE IS UNAUTHORIZED AND MAY CONTRAVENE THE FSMA.

THE CLASS A-1 NOTES HAVE NOT BEEN AND WILL NOT BE OFFERED IN THE UNITED KINGDOM OR TO UNITED KINGDOM PERSONS AND NO PROCEEDS OF ANY CLASS A-1 NOTES WILL BE RECEIVED IN THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSE OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW). THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE 2002/92/EC (AS AMENDED, THE “INSURANCE MEDIATION DIRECTIVE”), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN THE PROSPECTUS DIRECTIVE.

CONSEQUENTLY, NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EUROPEAN ECONOMIC AREA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFERS OF NOTES IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA WHICH HAS IMPLEMENTED THE PROSPECTUS DIRECTIVE (EACH, A “RELEVANT MEMBER STATE”) WILL BE MADE ONLY TO A QUALIFIED INVESTOR (AS SUCH TERM IS DEFINED IN THE PROSPECTUS DIRECTIVE, A “QUALIFIED INVESTOR”). ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN A RELEVANT MEMBER STATE OF NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO TO ONE OR MORE QUALIFIED INVESTORS. NONE OF THE ISSUING ENTITY, THE DEPOSITOR OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF NOTES OTHER THAN TO QUALIFIED INVESTORS. THE EXPRESSION “PROSPECTUS DIRECTIVE” MEANS DIRECTIVE 2003/71/EC (AS AMENDED, INCLUDING BY DIRECTIVE 2010/73/EU), AND INCLUDES ANY RELEVANT IMPLEMENTING MEASURE IN THE RELEVANT MEMBER STATE.

SUMMARY OF STRUCTURE AND FLOW OF FUNDS

This structural summary briefly describes certain major structural components, the relationship among the parties, the flow of funds prior to an acceleration after an event of default and certain other material features of the transaction. This structural summary does not contain all of the information that you need to consider in making your investment decision. You should carefully read this entire prospectus to understand all the terms of this offering.

Structural Diagram

*

The certificates, which represent an equity interest in the issuing entity, will initially be issued to the depositor and are not being offered hereby. [The depositor intends to sell [a portion][the majority] of the certificates on or after the closing date.]

x

Flow of Funds Prior to an Acceleration of the Notes

SUMMARY OF TERMS

This summary provides an overview of selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. This summary provides an overview of certain information to aid your understanding. You should carefully read this entire prospectus to understand all of the terms of this offering.

THE PARTIES*

Issuing Entity

Capital One Prime Auto Receivables Trust 20[                ] - [                ], a Delaware statutory trust, will be the “issuing entity” of the notes and the certificates. The primary assets of the issuing entity will be a pool of receivables, which are motor vehicle retail installment sale contracts that are secured by new and used automobiles, light-duty trucks, SUVs and vans.

Depositor

Capital One Auto Receivables, LLC, a Delaware limited liability company and a wholly-owned special purpose subsidiary of Capital One , National Association, is the “depositor.” The depositor will sell the receivables to the issuing entity. The depositor will be the initial holder of the issuing entity’s certificates[, although the depositor intends to sell [a portion of][the majority of] the certificates on or after the closing date.]

You may contact the depositor by mail at [140 East Shore Drive, Room 1052-D, Glen Allen, Virginia 23059], or by calling [(804) 290-6736].

Sponsor

Capital One, National Association, a national banking association, known as “CONA” will be the “sponsor” of the transaction described in this prospectus.

Servicer

CONA, operating through its Capital One Auto Finance division and in its capacity as the “servicer,” will service the receivables held by the issuing entity. The servicer will be entitled to receive a servicing fee

for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [    ]%; (2) one-twelfth [(or, in the case of the first payment date, [a fraction equal to the number of days from but not including the initial cut-off date to and including the last day of the first collection period over 360][one-sixth]), and (3) the net pool balance of the receivables as of the first day of the related collection period (or, for the first payment date, as of the cut-off date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees [and investment earnings (net of investment losses and expenses) from amounts on deposit in the collection account [and the reserve account]]. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account.

Originator

CONA, operating through its Capital One Auto Finance division, acquired the receivables from motor vehicle dealers. We refer to CONA as the “originator.” [Each of the receivables to be transferred to the issuing entity during the funding period will have been acquired by CONA from a motor vehicle dealer.]

CONA will sell all of the receivables to be included in the receivables pool to the depositor and the depositor will sell those receivables to the issuing entity.

Administrator

CONA will be the “administrator” of the issuing entity, and in such capacity will provide administrative and ministerial services for the issuing entity.

*	NOTE: Disclose transactions that are not arm’s length or transactions that are outside the ordinary course between sponsor, depositor or issuing entity and any other transaction party.

Trustees

[                ], a [                ], will be the “indenture trustee.”

[                ], a [                ], will be the “owner trustee.”

Asset Representations Reviewer

[                ], a [                ], will be the “asset representations reviewer.”

[Swap Counterparty]

[[                ], a [                ], will be the “swap counterparty”] [insert disclosure required by Item 1115 of Regulation AB].

[Cap Provider]

[[                ], a [                ], will be the “cap provider.”] [insert disclosure required by Item 1115 of Regulation AB.]

THE OFFERED NOTES

The issuing entity will issue and offer the following notes:

Class		Initial Note Principal Balance(2)		Interest Rate(3)		Final Scheduled Payment Date
Class A-1 Notes		$	[●]	[●]	%	[●]
Class A-2[-A] Notes	}	$	[●]	[●]	%	[●]
[Class A-2-B Notes]				[LIBOR] + [●]	%
Class A-3 Notes		$	[●]	[●]	%	[●]
Class A-4 Notes		$	[●]	[●]	%	[●]
Class B Notes		$	[●]	[●]	%	[●]
Class C Notes		$	[●]	[●]	%	[●]
[Class D Notes]		$	[●]	[●]	%	[●]

(1)

[The Class D Notes are not being offered hereby and are anticipated to be either privately placed or retained by the depositor or an affiliate thereof, but will be entitled to certain payments as described herein.]

(2)	[Approximately [5]% of each class of notes will be retained by the depositor or one or more majority-owned affiliates of CONA.]
(3)

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

[The Class A-2-A notes and the Class A-2-B notes are sometimes together referred to as the “Class A-2 notes.” The Class A-2-A notes rank pari passu with the Class A-2-B notes.]

[The allocation of the principal balance between the Class A-2-A notes and Class A-2-B notes will be determined no later than the day of pricing and may result in any number of possible allocation scenarios, including a scenario in which the entire principal balance of the Class A-2 notes is allocated to the floating rate Class A-2-B notes and none of the principal balance is allocated to the fixed rate Class

A-2-A notes.][The allocation between the [Class A-3 notes] and the [Class A-4 notes] will be determined no later than the day of pricing any may result in any number of possible scenarios, although the aggregate principal balance of the [Class A-3 notes] and the [Class A-4 notes] will be equal to $[    ].]

The interest rate for each class of notes will be a fixed rate or a combination of a fixed and floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [A-2] notes are divided into fixed and floating rate tranches, and the Class [A-2-A] notes are the fixed rate notes and the Class [A-2-B] notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”

For a description of how interest will be calculated on the floating rate notes, see “The Notes—Payments of Interest” in this prospectus.

[The issuing entity will also issue $[●] of Class D [●]% asset-backed notes which are not being offered by this prospectus. The Class D notes are not being publicly registered and are anticipated to be either privately placed or retained by the depositor or an affiliate thereof. Information about the Class D notes is set forth herein solely to provide a better understanding of the Class A notes, the Class B notes and the Class C notes.]

We refer to the Class A-1 notes, the Class A-2 notes, the Class A-3 notes and the Class A-4 notes as the “Class A notes.” We refer to the Class A notes, the Class B notes, the Class C notes [and the Class D notes,] collectively as the “notes.” The Class A notes, the Class B notes and the Class C notes, which we refer to as the “offered notes,” are the only securities that are being offered by this prospectus.

The offered notes are issuable in a minimum denomination of $[1,000] and integral multiples of $[1,000] in excess thereof.

So long as the Class A notes are outstanding, the Class A notes will be the “controlling class.” After the Class A notes have been paid in full, the Class B notes will be the controlling class, after the Class B notes have been paid in full, the Class C notes will be the controlling class [and after the Class C notes have been paid in full, the Class D notes will be the controlling class].

The issuing entity expects to issue the notes on or about [                ], which we refer to as the “closing date.”

THE CERTIFICATES

On the closing date, the issuing entity will issue subordinated and non-interest bearing “certificates” in a nominal aggregate principal amount of $[100,000], which represent the equity interest in the issuing entity and are not offered hereby. The certificates represent an equity interest in the issuing entity. The “certificateholders” will be entitled on each payment date only to amounts remaining after payments on the notes and payments of issuing entity expenses and other required amounts on such payment date. The certificates will initially be held by the depositor, but the depositor may transfer all or a portion of the certificates to one of its affiliates [or sell [all or] a portion of the certificates][or sell the portion of the certificates not required to be retained] on or after the closing date. [The depositor intends to sell [a portion of] [the majority of] the certificates on or after the closing date.] [However, the portion of the certificates retained by the depositor to satisfy U.S. [and EU] credit risk retention rules will not be sold or transferred except as permitted under those rules. See “—Credit Risk Retention” and “—EU Risk Retention”.]

INTEREST AND PRINCIPAL

To the extent of funds available therefor, after payment of certain amounts to the servicer and, in certain circumstances, the trustees [and the asset representations reviewer], the issuing entity will pay interest and principal on the notes monthly, on the [    ] day of each month (or, if the [    ] day is not a business day, on the next business day), which we refer to as the “payment date.” The first payment date is [                ][    ], 20[            ]. On each payment date, payments on the notes will be made to holders of record as of the close of business on the business day immediately preceding that payment date (except in limited circumstances where definitive notes are issued), which we refer to as the “record date.”

Interest Payments

The issuing entity will pay interest on the Class [A-1] notes [and the Class [A-2-B] notes] on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year. This means that the interest due on each payment date for the Class [A-1] notes [and the Class A-2-B notes, as applicable] will be the product of (i) the outstanding principal balance of the related notes, (ii) the related note interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date divided by 360.

The issuing entity will pay interest on the Class [A-2-A] notes, the Class [A-3] notes, the Class [B] notes, the Class [C] notes [and the Class D notes] on the basis of a 360-day year consisting of twelve 30-day months. This means that the interest due on each payment date for the Class [A-2-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class [B] notes, the Class [C] notes [and the Class D notes] will be the product of (i) the outstanding principal balance of the related class of notes, (ii) the related interest rate and (iii) 30 [(or, in the case of the first payment date, the number of days from and including the closing date to but excluding [                ][    ], 20[    ] (assuming a 30-day calendar month))], divided by 360. Interest payments on all Class A notes will have the same priority. Interest payments on the Class B notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes. Interest payments on the Class C notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes and the Class B notes. [Interest payments on the Class D notes will be subordinated to interest payments and, in specified circumstances, principal payments on the Class A notes, the Class B notes and the Class C notes.]

A failure to pay the interest due on the notes of the controlling class on any payment date that continues for a period of five business days or more will result in an event of default.

Principal Payments

[The issuing entity will not pay principal on the notes on any payment date during the revolving period.]

The issuing entity will generally pay principal sequentially to the earliest maturing class of notes monthly on each payment date [related to the amortization period] in accordance with the payment priorities described below under “—Priority of Payments.”

The issuing entity will make principal payments of the notes based on the amount of collections and defaults on the receivables during the prior collection period. This prospectus describes how available funds and amounts on deposit in the reserve account are allocated to principal payments of the notes.

On each payment date, prior to the acceleration of the notes following an event of default, which is described below under “—Interest and Principal Payments after an Event of Default,” the issuing entity will distribute funds available to pay principal of the notes in the following order of priority:

•	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A] noteholders and [Class A-2-B noteholders, ratably,] until the Class A-2[-A] notes [and the Class A-2-B notes] are paid in full;

•	third, to the Class A-3 noteholders, until the Class A-3 notes are paid in full;

•	fourth, to the Class A-4 noteholders, until the Class A-4 notes are paid in full;

•	fifth, to the Class B noteholders, until the Class B notes are paid in full; [and]

•	sixth, to the Class C noteholders, until the Class C notes are paid in full; [and]

•	[seventh, to the Class D noteholders, until the Class [D] notes are paid in full].

[In addition, the issuing entity may make principal payments on the notes from funds on deposit in the pre-funding account, as described below under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

All unpaid principal of a class of notes will be due on the final scheduled payment date for that class.

Interest and Principal Payments after an Event of Default

After an event of default under the indenture occurs as a result of a payment default or a bankruptcy event and the maturity of the notes is accelerated, the priority of payments of principal and interest will change from the description in “—Interest Payments” above, “—Principal Payments” above and “Priority of Payments” below. The priority of payments of principal and interest after an event of default under the indenture and acceleration of the notes will depend on the nature of the event of default.

On each payment date after an event of default under the indenture occurs (other than an event of default or a bankruptcy event relating to the issuing entity’s breach of a covenant, representation or warranty) and the notes are accelerated, after payment of certain amounts to the trustees, the asset representations reviewer and the servicer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes and then principal payments will be made first to Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of [each class of] the Class A-2 notes, the Class A-3 notes and the Class A-4 notes will receive principal payments, ratably, based on the outstanding principal balance of each remaining class of Class A notes until each such class of notes is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to noteholders of the Class B notes. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to noteholders of the Class C notes. [After interest on and principal of all of the Class C notes are paid in full, interest and principal payments will be made to noteholders of the Class D notes.]

On each payment date after an event of default under the indenture occurs as a result of the issuing entity’s breach of a covenant (other than a payment default), representation or warranty and the maturity of the notes is accelerated, after payment of certain amounts to the trustees, the asset representations reviewer and the servicer [and the swap counterparty], interest on the Class A notes will be paid ratably to each class of Class A notes followed by interest on the Class B notes, then followed by interest on the Class C notes [and then followed by interest on the Class D notes]. After the payments described in the previous sentence, principal payments of each class of notes will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of all other classes of Class A notes will receive principal payments, ratably, based on the outstanding principal balance of each remaining class of Class A notes until those other classes of Class A notes are paid in full. Next, the Class B noteholders will receive principal payments until the Class B notes are paid in full. Next, the Class C noteholders will receive principal payments until the Class C notes are paid in full. [Finally, the Class D noteholders will receive principal payments until the Class D notes are paid in full.]

See “The Indenture—Rights Upon Event of Default” in this prospectus.

If an event of default has occurred but the notes have not been accelerated, then interest and principal payments will be made in the priority set forth below under “—Priority of Payments.”

Optional Redemption of the Notes

The servicer will have the right at its option to exercise a “clean-up call” to purchase the receivables and the other issuing entity property (other than the reserve account) from the issuing entity on any payment date if the following conditions are satisfied: (a) as of the last day of the related collection period, the pool balance has declined to [10]% or less of the pool balance as of the [initial] cut-off date [plus the principal balance of the subsequent receivables as of the related cut-off date] and (b) the purchase price (as defined below) and the available funds for such payment date would be sufficient to pay (i) the servicing fee for such payment date and all unpaid servicing fees for prior periods, (ii) all fees, expenses and indemnities owed to the indenture trustee, the owner trustee [and the asset representations reviewer] and not previously paid, (iii) interest then due on the notes and (iv) the aggregate unpaid note balance of all of the outstanding notes. We use the term “pool balance” to mean, as of any date, the aggregate outstanding principal balance of all receivables (other than defaulted receivables) owned by the issuing entity on such date. If the servicer purchases the receivables and other issuing entity property (other than the reserve account), the “purchase price” will equal the greater of (a) the unpaid principal balance of all the notes plus accrued and unpaid interest on the notes at the applicable interest rate up to but excluding that payment date (after giving effect to all distributions to be made on that payment date) and (b) [the fair market value of the receivables and the other issuing entity property (other than the reserve account)][the pool balance of the receivables as of the last day of the collection period preceding that payment date].

It is expected that at the time this option becomes available to the servicer, only the [Class C notes][and Class D notes] will be outstanding.

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts on deposit in the reserve account and remaining available funds after the payments under clauses [first through twelfth] set forth in “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee prior to the applicable redemption date to each holder of notes as of the close of business on the record date preceding the applicable redemption date. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes. Notice of redemption of the notes shall be given by the indenture trustee in the name and at the expense of the issuing entity.

EVENTS OF DEFAULT

The occurrence of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the controlling class when the same becomes due and payable, and such default continues for a period of five business days or more;

•	default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•	any failure by the issuing entity to duly observe or perform in any material respect any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes of the controlling class;

•	any representation or warranty of the issuing entity made in the indenture proves to be incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for 90 days after receipt by the issuing entity of written notice thereof from the indenture trustee or noteholders evidencing at least a majority of the outstanding principal amount of the notes of the controlling class; or

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than 90 days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of 120 days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture generally will be limited to amounts available to make such payments in accordance with the priority of payments. Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for that class of notes.

ISSUING ENTITY PROPERTY

The primary assets of the issuing entity will be a pool of motor vehicle retail installment sale contracts secured by new and used automobiles, light-duty trucks, SUVs and vans. We refer to these contracts and loans as “receivables,” to the pool of those receivables as the “receivables pool” and to the persons who financed their purchases with these contracts and loans as “obligors.”

The receivables identified on the schedule of receivables delivered by CONA on the closing date [and on any funding date] will be transferred by CONA to the depositor and then transferred by the depositor to the issuing entity. The issuing entity will grant a security interest in the receivables and the other issuing entity property to the indenture trustee on behalf of the noteholders [and the swap counterparty].

The “issuing entity property” will include the following:

•	the receivables, including collections on the receivables after [the applicable cut-off date (which, for the receivables sold to the issuing entity on the closing date is] [ ], 20[ ] which we refer to as the “[initial] cut-off date,” [and for the receivables sold to the issuing entity on a funding date, is the date specified in the notice relating to that funding date, which we refer to as the “subsequent cut-off date”)];

•	security interests in the vehicles financed by the receivables, which we refer to as the “financed vehicles”;

•	all receivable files relating to the original motor vehicle retail installment sale contracts evidencing the receivables;

•	[rights under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;]

•	[rights under the interest rate cap agreement and payments made by the cap provider under the interest rate cap agreement;]

•	rights to proceeds under insurance policies that cover the obligors under the receivables or the financed vehicles and refunds in connection with extended service agreements relating to receivables which became defaulted receivables after the applicable cut-off date;

•	any other property securing the receivables;

•	rights to amounts on deposit in the collection account, the principal distribution account, the reserve account and any other accounts owned by the issuing entity (other than the certificate distribution account), and eligible investments of those accounts;

•	rights under the administration agreement, the sale agreement, the servicing agreement and the purchase agreement; and

•	the proceeds of any and all of the above.

Receivable Representations and Warranties

CONA will make certain representations and warranties regarding the characteristics of the receivables as of the [applicable] cut-off date. Breach of these representations may, subject to certain conditions, result in CONA being obligated to repurchase the related receivable. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Representations and Warranties.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by CONA of those representations and warranties.

If the depositor, the issuing entity, the owner trustee (in its discretion or at the direction of the certificateholder) or the indenture trustee (in its discretion or at the direction of a noteholder) requests that the sponsor repurchase any receivable due to a breach of a representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Dispute Resolution” in this prospectus.

Review of Asset Representations

As more fully described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review” in this prospectus, if the aggregate amount of delinquent receivables exceeds a specified threshold, then investors holding at least 5% of the aggregate outstanding principal amount of the notes may elect to initiate a vote to determine whether the asset representations reviewer will conduct a review. If investors representing at least a majority of the voting investors vote in favor of directing a review, then the asset representations reviewer will perform a review of specified delinquent receivables for compliance with the representations and warranties made by CONA. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review” in this prospectus.

STATISTICAL INFORMATION

The statistical information in this prospectus is based on the pool of receivables as of the cut-off date. [The statistical distribution of the characteristics of the actual receivables pool may vary somewhat from the statistical distribution of those characteristics described in this prospectus because the actual pool will be selected from (i) receivables in the statistical pool, (ii) receivables originated after the statistical cut-off date and/or (iii) receivables originated prior to the statistical cut-off date but that were not included in the statistical pool, which, in each case, satisfy the eligibility criteria as of the actual cut-off date. Any variance between the characteristics of the statistical pool and the actual pool will not be material.] [The characteristics of the subsequent receivables sold to the issuing entity on each funding date may vary somewhat from the characteristics of the receivables as of the initial cut-off date.]

As of the close of business on the cut-off date, the receivables in the pool had an aggregate initial principal balance of $[                ] and had:

•	a weighted average contract rate of approximately [ ]%;

•	a weighted average original term of approximately [ ] months;

•	a weighted average remaining term of approximately [ ] months;

•	a weighted average loan-to-value ratio of approximately [ ]%;

•	a minimum non-zero FICO® score at origination of [ ];

•	a maximum non-zero FICO® score at origination of [ ]; and

•	a non-zero weighted average FICO® score at origination of approximately [ ].

For more information about the characteristics of the receivables in the pool, see “The Receivables Pool” in this prospectus. In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool [as of the initial cut-off date] and certain disclosure in this prospectus relating to the receivables, as described under “The Receivables Pool—Review of the Receivables Pool” in this prospectus.

As described under “The Originator—Underwriting” in this prospectus, in limited circumstances, some contracts may be approved by CONA under an exception to CONA’s underwriting criteria based on a judgmental evaluation. The originator’s credit risk management monitors exceptions to the underwriting criteria continuously using an automated tracking tool.

[Insert data regarding the number of pool assets that would be exceptions to the underwriting criteria and a description of the nature of the exceptions.] [None of the receivables were approved as an exception to CONA’s underwriting criteria.]

In addition to the purchase of receivables from the issuing entity in connection with the servicer’s exercise of its “clean-up call” option as described above under “Interest and Principal—Optional Redemption of the Notes,” receivables may be purchased from the issuing entity by the sponsor, in connection with the breach of certain representations and warranties concerning the characteristics of the receivables, and by the servicer, in connection with certain specified modifications to the receivables or the breach of certain servicing covenants, as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Representations and Warranties” in this prospectus.

[SUBSEQUENT RECEIVABLES]

[On the closing date, $[                ] of the proceeds from the sale of the notes by the issuing entity will be deposited in an account, which we refer to as the “pre-funding account.” The amount deposited in the pre-funding account on the closing date represents [    ]% of the initial pool balance (including the expected principal balance of the subsequent receivables). During the funding period (defined below), the issuing entity will use the amounts on deposit in the pre-funding account to acquire additional receivables

from the depositor, which we refer to as “subsequent receivables,” for an amount equal to [    ]% of the aggregate principal balance of the subsequent receivables as of the applicable subsequent cut-off date. The issuing entity may acquire subsequent receivables on any business day during the funding period (but no more than once a week) each of which we refer to as a “funding date.” Subsequent receivables must meet certain eligibility criteria as described in “The Receivables Pool—Criteria Applicable to Selection of Receivables” in this prospectus. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will equal approximately [    _]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

The “funding period” will begin on the closing date and will end on the earliest to occur of:

•	[ ], 20[ ];

•	the date on which the amount in the pre-funding account is $[ ] or less; or

•	the occurrence of an event of default under the indenture.

On the first payment date following the termination of the funding period, the indenture trustee will withdraw any funds remaining on deposit in the pre-funding account (excluding investment earnings) and distribute those funds to the noteholders as payment of principal. Such payments will be made either on a sequential or a pro rata basis as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Acquisition of Subsequent Receivables During Funding Period.”]

[THE REVOLVING PERIOD]

[The issuing entity will not make payments of principal on the notes on payment dates occurring during the revolving period.

The “revolving period” consists of the collection periods from the closing date through [         ], and the related payment dates. We refer to the collection periods and the related payment dates following the revolving period as the “amortization period.”

If an early amortization event occurs, the revolving period will terminate early, and the amortization period will begin. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Revolving Period” in this prospectus.

On each payment date related to the revolving period, amounts otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor for the purpose of maintaining the initial aggregate principal balance of the receivables. Such additional receivables must meet certain eligibility criteria as described in “The Receivables Pool—Criteria Applicable to Selection of Receivables” in this prospectus.

The amount of additional receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing receivables. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial aggregate principal balance of the receivables. [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1103(a)(5) of Regulation AB.] See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Revolving Period” in this prospectus.

To the extent that amounts allocated for the purchase of additional receivables are not so used on any payment date occurring during the revolving period, they will be deposited into the accumulation account and applied on subsequent payment dates occurring during the revolving period to purchase additional receivables from the depositor.]

PRIORITY OF PAYMENTS

[Revolving Period

During the revolving period, the issuing entity will distribute available funds in the following order of priority:

•	first, to the servicer, the servicing fee (including servicing fees not previously paid);
•	second, to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any fees, expenses and indemnification amounts due to each such party, pro rata, based on amounts due to each such party, in an aggregate amount not to exceed $[ ] in any calendar year;

•	[third, to the swap counterparty, the net swap payment;]

•	[fourth,] pro rata, (1) to the Class A noteholders, interest on the Class A notes and [(2) to the swap counterparty any senior swap termination payments payable to the swap counterparty];

•	[fifth], to the Class B noteholders, interest on the Class B notes;

•	[sixth], to the Class C noteholders, interest on the Class C notes;

[•	[seventh], to the Class D noteholders, interest on the Class D notes;]

•	[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate receivables principal balance,

•	[ninth], to the indenture trustee, the owner trustee [and the asset representations reviewer], fees, reasonable expenses and indemnification amounts not previously paid by the servicer;

•	[tenth] to the reserve account, an amount required to cause the amount of cash on deposit in the reserve account to equal the specified reserve account balance;

•	[eleventh] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above;

[•	[twelfth], to the swap counterparty, any subordinate swap termination payment]; and

•	[thirteenth], any remaining funds will be distributed to the certificate distribution account for distribution to the certificateholders.

[Amortization Period]

[During the amortization period] On each payment date, except after the acceleration of the notes following an event of default, the indenture trustee will make the following payments and deposits from available funds in the collection account (including funds, if any, deposited into the collection account from the reserve account [and amounts, if any, paid by the swap counterparty] to the extent described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Reserve Account” in this prospectus) in the following amounts and order of priority:

•	first, to the servicer, the servicing fee (including servicing fees not previously paid);

•	second, to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any fees, expenses and indemnification amounts due to each such party, pro rata, based on amounts due to each such party, in an aggregate amount not to exceed $[ ] in any calendar year);

•	[third, to the swap counterparty, the net swap payment;]

•	[fourth,] pro rata, (1) to the Class A noteholders, accrued interest on the Class A notes and [(2) to the swap counterparty any senior swap termination payments payable to the swap counterparty;];

•	[fifth], to the principal distribution account for distribution to the noteholders, the First Allocation of Principal;

•	[sixth], to the Class B noteholders, interest on the Class B notes;

•	[seventh], to the principal distribution account for distribution to the noteholders, the Second Allocation of Principal;

•	[eighth], to the Class C noteholders, interest on the Class C notes;
•	[ninth], to the principal distribution account for distribution to the noteholders, the Third Allocation of Principal;

•	[[tenth], to the Class D noteholders, interest on the Class D notes;]

•	[[eleventh], to the principal distribution account for distribution to the noteholders, the Fourth Allocation of Principal;]

•	[twelfth], to the reserve account, any additional amounts required to cause the amount of cash on deposit in the reserve account to equal the specified reserve account balance;

•	[thirteenth], to the principal distribution account for distribution to the noteholders, the Regular Allocation of Principal;

•	[fourteenth], to the indenture trustee, the owner trustee [and the asset representations reviewer], fees, reasonable expenses and indemnification amounts not previously paid by the servicer; and

•	[fifteenth, to the swap counterparty, any subordinate swap termination payment]; and

•	[sixteenth], any funds remaining, to the certificateholders, pro rata based on the percentage interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

Amounts deposited in the principal distribution account will be paid to the noteholders of the notes as described under “The Notes—Payment of Principal.”

CREDIT ENHANCEMENT

Credit enhancement provides protection for the notes against losses and delays in payment on the receivables or other shortfalls of cash flow. The credit enhancement for the notes will be the reserve account, [overcollateralization [(in addition to the yield supplement overcollateralization amount) and the yield supplement overcollateralization amount]] the excess interest on the receivables and, in the case of the Class A notes, the Class B notes and the Class C notes, subordination of certain payments as described below. If the credit enhancement is not sufficient to cover all amounts payable on the notes, notes having a later final scheduled payment date generally will bear a greater risk of loss than notes having an earlier final scheduled payment date. See also “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Overcollateralization” and “—Excess Interest” in this prospectus.

The credit enhancement for the notes will be as follows:

Class A notes:	Subordination of payments on the Class B notes, the Class C notes [and the Class D notes], overcollateralization, the reserve account and excess interest on the receivables.

Class B notes:	Subordination of payments on the Class C notes [and the Class D notes], overcollateralization, the reserve account and excess interest on the receivables.

Class C notes:	[Subordination of payments on the Class D notes,] overcollateralization, the reserve account and excess interest on the receivables.

[Class D notes:]	[Overcollateralization, the reserve account and excess interest on the receivables.]

Subordination of Payments on the Class B Notes

As long as the Class A notes remain outstanding, payments of interest on any payment date on the Class B notes will be subordinated to payments of interest on the Class A notes and certain other payments on that payment date (including principal payments of the Class A notes in specified circumstances), and payments of principal of the Class B notes will be subordinated to all payments of principal of and interest on the Class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of payments will change. For a description of these changes in priority, see “—Interest and Principal—Interest and Principal Payments after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default That Result in Acceleration.”

Subordination of Payments on the Class C Notes

As long as the Class A notes and the Class B notes remain outstanding, payments of interest on any payment date on the Class C notes will be subordinated to payments of interest on the Class A notes and the Class B notes and certain other payments on that payment date (including principal payments of the Class A notes and the Class B notes in specified circumstances), and payments of principal of the Class C notes will be subordinated to all payments of principal of and interest on the Class A notes and the Class B notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of payments will change. For a description of these changes in priority, see “—Interest and Principal—Interest and Principal Payments after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default That Result in Acceleration.”

[Subordination of Payments on the Class D Notes]

[As long as the Class A notes, the Class B notes and the Class C notes remain outstanding, payments of interest on any payment date on the Class D notes will be subordinated to payments of interest on the Class A notes, the Class B notes and the Class C notes and certain other payments on that payment date (including principal payments of the Class A notes, the Class B notes and the Class C notes in specified circumstances), and payments of principal of the Class D notes will be subordinated to all payments of principal of and interest on the Class A notes, the Class B notes and the Class D notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, the priority of payments will change. For a description of these changes in priority, see “—Interest and Principal— Interest and Principal Payments after an Event of Default” above and “The Indenture—Priority of Payments Will Change Upon Events of Default That Result in Acceleration.”]

Overcollateralization

Overcollateralization is the amount by which the pool balance [(plus, during the funding period, the amount on deposit in the pre-funding account)] exceeds the outstanding principal balance of the notes. The initial overcollateralization level on the closing date will be approximately [    ]% of the pool balance as of the [initial] cut-off date and is expected to build to a target overcollateralization level on each payment

date equal to the greater of (a) [    ]% of the pool balance as of the last day of the related collection period and (b) [    ]% of the [sum of (i) the] pool balance as of the [initial cut-off date plus (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date; provided, however, that after the Class [    ] notes have been paid in full, the target overcollateralization level will decrease to a target overcollateralization level on each payment date equal to the greater of (a) [    ]% of the pool balance as of the last day of the related collection period and (b) [    ]% of the [sum of (i) the] pool balance as of the [initial cut-off date plus (ii) the aggregate principal balance of all subsequent receivables as of the applicable subsequent] cut-off date. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Overcollateralization” in this prospectus.

Reserve Account

On the closing date, the reserve account will initially be funded by a deposit of proceeds from the sale of the notes in an amount not less than [    ]% of the initial [adjusted] Pool Balance as of the cut-off date) [, plus an amount expected to cover the negative carry with respect to the accrued interest on that portion of the note balance equal to amounts on deposit in the pre-funding account and earnings on funds, if any, on deposit in the pre-funding account]. [(We use the term “adjusted pool balance” to mean, as of any date, the net pool balance at that time, minus the yield supplement overcollateralization amount (as described below) as of that date.)]

[The reserve account is expected to constitute an “eligible horizontal cash reserve account” under Regulation RR, and the sponsor intends (by itself or through a majority-owned affiliate) to establish and fund the reserve account in partial satisfaction of its risk retention obligations. See “Credit Risk Retention” in this prospectus for more information.]

On each payment date, after giving effect to any withdrawals from the reserve account, if the amount of cash on deposit in the reserve account is less than the specified reserve account balance, the deficiency will be funded by the deposit of available funds to the reserve account in accordance with the priority of payments described above. The “specified reserve account balance” will be, on any payment date, an amount equal to [                ]% of the Pool Balance as of the cut-off date. [The specified reserve account balance will be determined after the pricing of the notes but before the closing date and will be an amount not less than [    ]% of the Pool Balance as of the cut-off date.]

On each payment date, the indenture trustee will withdraw funds from the reserve account to cover any shortfall in the amounts required to be paid on that payment date with respect to clauses first through [eleventh] under “Priority of Payments” above.

On each payment date, after giving effect to any withdrawals from the reserve account on that payment date, any amounts of cash on deposit in the reserve account in excess of the specified reserve account balance for that payment date will constitute available funds and will be distributed in accordance with the priority of payments. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Reserve Account.”

[Yield Supplement Overcollateralization Amount]

[The yield supplement overcollateralization amount is a specified amount for each payment date based on a schedule determined as of the cut-off date.][The yield supplement overcollateralization amount is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and [    ]%.]

As of the closing date, the yield supplement overcollateralization amount will equal $[    ], which is approximately [    ]% of the initial adjusted pool balance. The yield supplement overcollateralization amount will decline on each payment date. Because the receivables include a substantial number of low APR receivables, the receivables could generate less collections of interest than the sum of the amount necessary to pay the servicing fee, interest on the notes, fees, expenses and indemnification amounts required to be paid to the indenture trustee, the owner trustee and the asset representations reviewer and any required deposits into the reserve account if low APR receivables are not adequately offset by high APR receivables. The yield supplement overcollateralization amount is intended to compensate for low APRs and is in addition to the overcollateralization referred to above.

See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Yield Supplement Overcollateralization Amount” in this prospectus for more detailed information about the yield supplement overcollateralization amount.]

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, [any net swap payment,] trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be “excess interest.” Any excess interest will be applied on each payment date as an additional source of available funds for distribution in accordance with “Priority of Payments” above.]

[Interest Rate Swap]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate swap agreement with the swap counterparty to hedge the floating interest rate on the [Class [    ] notes]. The interest rate swap for the [Class [    ] notes] will have an initial notional amount equal to the note balance of the [Class [    ] notes] on the closing date, and that notional amount will decrease by the amount of any principal payments made on the [Class [    ] notes]. The notional amount under the interest rate swap will at all times be equal to the note balance of the [Class [    ] notes].

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a fixed rate payment based on a per annum fixed rate of [    ]% times the notional amount of the interest rate swap, and the swap counterparty will be obligated to pay a floating interest rate payment based on a per annum floating rate of LIBOR plus [    ]% times the notional amount of the interest rate swap. Payments (other than swap termination payments) on the interest rate swap agreement will be exchanged on a net basis. Any “net swap payment” owed by the issuing entity to the swap counterparty on the interest rate swap agreement ranks higher in priority than all payments on the notes.

Any interest rate swap agreement may be terminated upon an event of default or other termination event specified in such interest rate swap agreement. If any interest rate swap agreement is terminated due to an event of default or other termination event, a termination payment may be due to the swap counterparty by the issuing entity out of available funds.

A “senior swap termination payment” means any payment which is pro rata with payments of interest on the notes and is higher in priority than payments of principal on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement that is not a subordinated swap termination payment. A “subordinated swap termination payment” means any payment which is subordinate to payments of principal and interest on the notes that may be owed by the issuing entity to the swap counterparty under the interest rate swap agreement where the swap counterparty is the defaulting party or sole affected party (other than with respect to illegality or a tax event) as each such term is defined in the interest rate swap agreement. The issuing entity’s obligation to pay any net swap payment and any other amounts due under the interest rate swap agreement is secured under the indenture by the issuing entity property.

For a more detailed description of the interest rate swap agreement and the swap counterparty, see “The Notes—Interest Rate Swap Agreement” and “The Swap Counterparty” in this prospectus.]

[Interest Rate Cap Agreement]

[On the closing date, the issuing entity will enter into a transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on the [Class [    ] notes]. The interest rate cap for the [Class [    ] notes] will have an initial notional amount equal to the Note Balance of the [Class [    ] notes] on the closing date, and that notional amount will decrease by the amount of any principal payments on the [Class [    ] notes]. The notional amount under the interest rate cap will at all times be equal to the note balance of the [Class [    ] notes].

If LIBOR related to any payment date exceeds the cap rate of [    ]%, the cap provider will pay to the issuing entity an amount equal to the product of:

1.	LIBOR for the related payment date minus the cap rate of [ ]%;

2.	the notional amount on the cap on the first day of the interest period related to such payment date; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity should not be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see “The Notes—Interest Rate Cap agreement(s)” and “The Cap Provider” in this prospectus.]

TAX STATUS

On the closing date, Mayer Brown LLP, special federal tax counsel to the depositor, will deliver its opinion, assuming compliance with the trust agreement, the indenture and certain other transaction documents, and subject to the assumptions and qualifications therein, to the effect that, for United States federal income tax purposes, the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation, and the offered notes (other than any notes, if any, held by (A) the issuing entity or a person that beneficially owns more than 99% of the issuing entity for United

States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity or a person beneficially owning a certificate, (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be characterized as debt for United States federal income tax purposes.

Each holder of a note, by acceptance of a note, will agree to treat the note as indebtedness for federal, state and local income and franchise tax purposes.

We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

See “Material United States Federal Income Tax Consequences” in this prospectus.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the considerations described in “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus, the offered notes may be purchased by employee benefit plans and other retirement accounts. An employee benefit plan, any other retirement plan and any entity deemed to hold “plan assets” of any employee benefit plan or other plan should consult with its counsel before purchasing the offered notes.

See “Certain Considerations for ERISA and Other U.S. Benefit Plans” in this prospectus.

[MONEY MARKET INVESTMENT

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to portfolio credit risk analysis, maturity, liquidity and risk diversification. If you are a money market fund contemplating a purchase of Class A-1 notes, you or your advisor should consider these requirements before making a purchase.]

FDIC RULE

The transaction contemplated by this prospectus is intended to comply with the Federal Deposit Insurance Corporation regulatory safe harbor entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). For more information, see “Risk Factors—FDIC receivership or conservatorship of CONA could result in delays in payments or losses on your notes” and “The Indenture—FDIC Rule Covenant” and “Material Legal Aspects of the Receivables—FDIC Rule”.

CREDIT RISK RETENTION

Pursuant to the SEC’s credit risk retention rules, 17 C.F.R. Part 246 (“Regulation RR”), CONA is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. CONA intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates (which for EU risk retention purposes will be a wholly-owned special purpose subsidiary of CONA) of [a combination of] an [“eligible horizontal residual interest”] [and an] [“eligible vertical interest”] in an [aggregate] amount equal to at least 5% of [the fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity.

[Retained vertical interest: The retained eligible vertical interest will take the form of at least [    ]% of each class of notes and certificates issued by the issuing entity, though CONA or one or more of its majority-owned affiliates may retain more than [    ]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Sponsor—Credit Risk Retention.]

[The reserve account is expected to constitute an “eligible horizontal cash reserve account” under Regulation RR, and the sponsor intends (by itself or through a majority-owned affiliate) to establish and fund the reserve account in partial satisfaction of its risk retention obligations. See “The Sponsor—Credit Risk Retention” in this prospectus for more information.]

[Retained horizontal interest: The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates [and the reserve account, which has been structured to constitute an “eligible horizontal cash reserve account”]. CONA expects the entire portion of the issuing entity’s certificates to have a fair value of [between $[                ] and $[                ], which is between [    ]% and [    ]% of the fair value] [approximately $[                ], which is approximately [    ]% of the fair value], as of the closing date, of all of the notes and certificates to be issued by the issuing entity. The portion of the issuing entity’s certificates being retained to satisfy the requirements of Regulation RR is expected to be [between [    ]% and [    ]%] [approximately [    ]%] Percentage Interest in the issuing entity’s certificates, which CONA expects to have a fair value of [between $[    ] and $[    ]] [approximately $[    ]], which [together with reserve account] is expected to be at least 5% of the expected fair value, as of the closing date, of all of the notes and certificates to be issued by the issuing entity. CONA will recalculate the fair value of the notes and the issuing entity’s certificates following the closing date to reflect the issuance of the notes and any material changes in the methodology or inputs and assumptions described below under “The Sponsor—Credit Risk Retention.” For a description of the valuation methodology used to calculate the fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the second preceding sentence, see “The Sponsor—Credit Risk Retention” in this prospectus. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Sponsor—Credit Risk Retention.”]

CONA does not intend to transfer or hedge the portion of its retained economic interest that is intended to satisfy the requirements of Regulation RR except as permitted under Regulation RR.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

See “The Sponsor—Credit Risk Retention” in this prospectus.

[EU RISK RETENTION

CONA, as “originator,” will agree to retain a material net economic interest of not less than 5% in the securitization transaction described in this prospectus, in the form of retention of a first loss tranche in accordance with the text of option (d) of each of Article 405(1) of the EU CRR, Article 51(1) of the AIFM Regulation and Article 254(2) of the

Solvency II Regulation, by holding all the membership interest in the depositor (or one or more other wholly-owned special purpose subsidiaries of CONA), which in turn will retain a portion of the aggregate Percentage Interests in the certificates to be issued by the issuing entity, such portion representing at least 5% of the aggregate nominal value of the receivables in the pool. Each prospective investor is required to independently assess and determine the sufficiency of the information described above and in this prospectus generally for the purposes of complying with the EU credit risk retention rules referred to above and any corresponding national measures which may be relevant and none of CONA, the depositor, the issuing entity, the underwriters, the indenture trustee, their respective affiliates or any other party to the transactions described in this prospectus makes any representation that the information described above or in this prospectus generally is sufficient in all circumstances for such purposes. See “Legal Investment – Requirements for Certain European Regulated Investors and Affiliates” in this prospectus.]

CERTAIN VOLCKER RULE CONSIDERATIONS

The issuing entity will rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in[ Section [    ] of] [Rule [●] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act).

RATINGS

The depositor expects that the notes will receive credit ratings from [two] credit rating agencies hired by the sponsor to rate the notes (the “hired agencies”).

Although the hired agencies are not contractually obligated to monitor the ratings on the notes, we believe that the hired agencies will continue to monitor the transaction while the notes are outstanding. The hired agencies’ ratings on the notes may be lowered, qualified or withdrawn at any time. In addition, a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired agencies. A rating is based on each rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. [The ratings of the notes also will take into account the provisions of the interest rate swap agreement and the ratings currently assigned the debt obligations of the swap counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes. For more specific information concerning risks associated with the interest rate swap agreement, see “Risk Factors—Risks associated with the interest rate swap” in this prospectus.] A rating, or a change or withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency. See “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes” in this prospectus.

REGISTRATION UNDER THE SECURITIES ACT

The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the registrant requirements contained in General Instruction I.A.1 to Form SF-3.

[CONFLICTS OF INTEREST

Our affiliate, [Capital One Securities, Inc.], is participating in this offering as an underwriter. Accordingly, this offering is being conducted in compliance with the provisions of FINRA Rule 5121. [Capital One Securities, Inc.] is not permitted to sell the notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates.]

RISK FACTORS

An investment in the notes involves significant risks. Before you decide to invest, we recommend that you carefully consider the following risk factors.

The notes may not be a suitable investment for you	The notes are not a suitable investment for you if you require a regular or predictable schedule of payments or payment on any specific date. The notes are complex investments that should be considered only by investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment, default and market risks, the tax consequences of an investment in the notes and the interaction of these factors.

You must rely for repayment only upon the issuing entity’s assets, which may not be sufficient to make full payments on your notes	Your notes are secured solely by the assets of the issuing entity. The sponsor, the servicer and the depositor are not obligated to make any payments to you on your notes and do not guarantee payments on the receivables. Further, neither the notes nor the receivable will be insured or guaranteed by the United States or any governmental entity. Distributions on any class of notes will depend solely on the amount and timing of payments and other collections in respect of the receivables and any credit enhancement for the notes [and distributions from the reserve account][payments from the swap counterparty/cap counterparty]. These amounts, together with other payments and collections in respect of the receivables, may not be sufficient to make full and timely distributions on your notes. If delinquencies and losses on the receivables create shortfalls which exceed the available credit enhancement, you may experience delays in payments due to you and you could suffer a loss.

Repurchase obligations are limited, and do not protect the issuing entity from all risks that may impact the performance of the receivables	The sponsor will make limited representations and warranties regarding the characteristics of the receivables to be transferred to the depositor, which will then transfer the receivables and assign the sponsor’s representations to the issuing entity. The sponsor will be obligated to repurchase from the issuing entity (as assignee of the depositor) a receivable if there is a breach of the representations or warranties regarding the eligibility of such receivable (and such breach is not cured and materially and adversely affects the interest of the issuing entity, the noteholders or the certificateholders in such receivable). Additionally, CONA, as servicer, will be obligated to repurchase from the issuing entity a receivable if the servicer makes certain modifications to the receivable or if the servicer breaches certain servicing covenants (and such breach is not cured and materially and adversely affects the interest of the issuing entity, the noteholders or the certificateholders in such receivable). However, the representations and warranties made by the sponsor are not a guarantee of performance and do not protect the issuing entity from all risks that could impact the performance of the receivables. Further, the representations and warranties are made as of the cut-off date or closing date, as applicable, and are not ongoing representations or warranties with respect to the eligibility of the receivables. While the sponsor is obligated to repurchase any receivable if there is a breach of any of its representations and warranties or covenants regarding the eligibility of such receivable (but only if such breach is not cured and materially and adversely affects the interest of the issuing entity, the noteholders or certificateholders in such receivable), the sponsor may not be financially in a position to fund its repurchase obligation and you could suffer a loss.

Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables	Information regarding credit scores for the obligors under the receivables in the pool as of the cut-off date obtained at the time of acquisition from the originating dealer of their contracts is presented in “The Receivables Pool” in this prospectus. A credit score purports only to be a measurement of the relative degree of risk a borrower represents to a lender, i.e., that a borrower with a higher score is statistically expected to be less likely to default on its payment obligations than a borrower with a lower score. Neither the sponsor nor any other party makes any representations or warranties as to any obligor’s current credit score or actual performance of any motor vehicle receivable or that a particular credit score should be relied upon as a basis for an expectation that a receivable will be paid in accordance with its terms.

Historical loss and delinquency information set forth in this prospectus under “The Receivables Pool” was affected by several variables, including general economic conditions and market interest rates, that are likely to differ in the future. Consequently, the net loss experience calculated and presented in this prospectus with respect to the sponsor’s managed portfolio of motor vehicle retail installment sale contracts categorized as “prime” may not reflect actual experience with respect to the receivables in the receivables pool. The sponsor has experienced variability (including increases) in delinquencies and repossessions on its motor vehicle receivables portfolio, which variability may continue. Additionally, the prices of used vehicles, including the prices at which the servicer is able to sell repossessed vehicles, are variable and can decline over periods of time, resulting in increased credit losses on defaulted receivables. In addition, future delinquency rates, rates of repossession, recovery rates on repossessed vehicles or loss experience of the servicer with respect to the receivables may be better or worse than that set forth in the static pool information and historical delinquency and loss information contained in this prospectus.

The rate of depreciation of a financed vehicle could exceed the amortization of the outstanding principal amount of the related receivable, which may result in losses	The value of any financed vehicle may be less than the outstanding principal balance of the related receivable. For example, new vehicles normally experience an immediate decline in value after purchase because they are no longer considered to be new. As a result, it is highly likely that the principal balance of a receivable will exceed the value of the related financed vehicle during the early years of a receivable’s term. The lack of any significant equity in their vehicles may make it more likely that those obligors will default in their payment obligations if their personal financial conditions change. Defaults during these earlier years are likely to result in losses because the proceeds of repossession of the related financed vehicle are less likely to pay the full amount of interest and principal owed on the related receivable. Further, the frequency and amount of losses may be greater for receivables with longer terms, because these receivables tend to have a somewhat greater frequency of delinquencies and defaults and because the slower rate of amortization of the principal balance of a longer term receivable may result in a longer period during which the value of the related financed vehicle is less than the remaining principal balance of the receivable. See “The Receivables Pool—Pool Stratifications” in this prospectus for the percentage of receivables with original terms greater than [72] months. Additionally, although the frequency of delinquencies and defaults tends to be greater for receivables secured by used vehicles, loss severity tends to be greater with respect to receivables secured by new vehicles because of the higher rate of depreciation described above and the decline in used vehicle prices. Similarly, receivables with a higher loan-to-value ratio tend to have higher severity of loss. Furthermore, specific makes, models and vehicle types may experience a higher rate of depreciation and a greater than anticipated decline in used vehicle prices under certain market conditions including, but not limited to, the discontinuation of a brand by a manufacturer, material vehicle recalls or the termination of dealer franchises by a manufacturer.

The pricing of used vehicles is affected by the supply and demand for those vehicles, which, in turn, is affected by consumer tastes, economic factors (including the price of gasoline), the introduction and pricing of new vehicle models and other factors, including the impact of vehicle recalls or the discontinuation of vehicle models or brands. Decisions by a manufacturer with respect to new vehicle production, pricing and incentives may affect used vehicle prices, particularly those for the same or similar models. Further, the insolvency of a manufacturer may negatively affect used vehicle prices for vehicles manufactured by that company. An increase in the supply or a decrease in the demand for used vehicles may impact the resale value of the financed vehicles securing the receivables. Decreases in the value of those vehicles may, in turn, reduce the incentive of obligors to make payments on the receivables and decrease the proceeds realized by the issuing entity from repossessions of financed vehicles. In any of the foregoing cases, the delinquency, repossession and credit loss figures, shown in the tables appearing under “The Receivables Pool—Delinquencies, Repossessions and Net Credit Losses” in this prospectus, might be a less reliable indicator of the rates of delinquencies, repossessions and losses that could occur on the receivables than would otherwise be the case.

You may experience reduced returns and delays on your notes resulting from a vehicle recall	Obligors on receivables related to financed vehicles affected by a vehicle recall may be more likely to be delinquent in, or default on, payments on their receivables. Significant increases in the inventory of used motor vehicles subject to a recall may also depress the prices at which repossessed motor vehicles may be sold or delay the timing of those sales. If the default rate on the receivables increases and the price at which the related vehicles may be sold declines or if a recall delays the timing of sales, you may experience losses with respect to your notes. If any of these events materially affect collections on the receivables, you may experience delays in payments or losses on your notes.

The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes	The concentration of the receivables in specific geographic areas may increase the risk of loss. A deterioration in economic conditions in the states where obligors reside may adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables and may consequently affect the delinquency, default, loss and repossession experience of the issuing entity with respect to the receivables of the obligors in such states. See “—The return on your notes may be reduced due to varying economic circumstances and/or an economic downturn.” As a result, you may experience payment delays and losses on your notes. An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables. As a result, you may receive principal payments of your notes earlier than anticipated. No prediction can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables. See “—Your yield to maturity may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity.”

As of the cut-off date, based on the billing addresses of the obligors, [ ]%, [ ]% and [ ]% of the Principal Balance of the receivables were located in [ ],[ ] and [ ], respectively. No other state accounts for more than [5.00]% of the principal balance of the receivables in the pool as of the cut-off date. The effect of economic factors and the effect of natural disasters, such as hurricanes, fires and floods, on the performance of the receivables is unclear, but there may be a significant adverse effect on general economic conditions, consumer confidence and general market liquidity. Because of the concentration of the obligors in certain states, any adverse economic conditions in those states may have a greater effect on the performance of the receivables than if the concentration did not exist, which may result in a greater risk of losses to you.

[This prospectus provides information regarding only the receivables as of the statistical cut-off date, however the initial receivables and the subsequent receivables added to the receivables pool could have different characteristics]

[This prospectus describes only the characteristics of the receivables as of the statistical cut-off date. The initial receivables, and any subsequent receivables transferred to the issuing entity during the Funding Period, will have characteristics that differ somewhat from the characteristics of the receivables as of the statistical cut-off date described in this prospectus. Although we do not expect the characteristics of the initial receivables or the subsequent receivables to differ materially from the receivables as of the statistical cut-off date, and each initial receivable and subsequent receivable must satisfy the eligibility criteria specified in the purchase agreement, you should be aware that the initial receivables and the subsequent receivables may have been originated using credit criteria different from the criteria applied to the receivables disclosed in this prospectus and may be of a different credit quality and seasoning. If you purchase a note, you should not assume that the characteristics of the initial receivables and the subsequent receivables will be identical to the characteristics of the receivables as of the statistical cut-off date disclosed in this prospectus.]

The return on your notes may be reduced due to varying economic circumstances and/or an economic downturn	A deterioration in economic conditions and certain economic factors, such as unemployment, interest rates, the price of gasoline, high energy prices, the rate of inflation and consumer perceptions of the economy, could adversely affect the ability and willingness of obligors to meet their payment obligations under the receivables. The economic conditions could deteriorate in connection with an economic recession or could be due to events such as rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor. As a result, you may experience payment delays and losses on your notes.

In addition, a general economic downturn may adversely affect the performance of the receivables. During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. High unemployment and a general reduction in the availability of credit may lead to increased delinquencies and defaults by obligors. Further, these periods may also be accompanied by decreased consumer demand for light-duty trucks, SUVs or other vehicles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default by an obligor. Significant increases in the inventory of used automobiles during periods of economic slowdown or recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. All of these factors could result in losses on your notes. If an economic downturn is experienced for a prolonged period of time, delinquencies and losses on your notes could increase, which could result in losses on your notes.

An improvement in economic conditions could result in prepayments by the obligors of their payment obligations under the receivables either because obligors elect to make payments more frequently or in larger-than-required amounts or because obligors sell the financed vehicles more frequently in connection with the purchase of new vehicles. As a result, you may receive principal payments of your notes earlier than anticipated.

No prediction can be made as to the effect of an economic downturn or economic growth on the rate of delinquencies, prepayments and/or losses on the receivables.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter timing and amount of collections, which may result in acceleration of or reduction in payment on your notes

If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from collections or amounts on deposit in the reserve account to cover the applicable default amount.

The application of the Servicemembers Civil Relief Act may lead to delays in payment or losses on your notes	The Servicemembers Civil Relief Act and similar state legislation may limit the interest payable on a receivable during an obligor’s period of active military duty. This legislation, together with the servicer’s policies developed to comply with such legislation as well as give additional benefits to active military personnel and, in some circumstances, their family members and certain other related parties (even where not required by law), could adversely affect the ability of the servicer to collect full amounts of interest on a receivable as well as limit the ability to repossess the financed vehicle related to an affected receivable during and for a certain time after the obligor’s period of active military duty. This legislation and the servicer’s policies may result in delays and losses in payments to holders of the notes. See “Material Legal Aspects of the Receivables—Servicemembers Civil Relief Act” in this prospectus.

The issuing entity’s interest in the receivables could be defeated because the contracts will not be delivered to the issuing entity

The servicer will maintain possession of the original contracts for each of the receivables in tangible form or “control” of the authoritative copies of the contracts in electronic form, and the original contracts and authoritative copies of electronic contracts will not be segregated or marked as belonging to the issuing entity. If the servicer sells or pledges and delivers the original contracts for the receivables to another party or permits another party to obtain control of the authoritative copies of the electronic contracts, in violation of its contractual obligations under the transaction documents, this party could acquire an interest in the receivable which may have priority over the issuing entity’s interest. Furthermore, if the servicer becomes the subject of an insolvency or receivership proceeding, competing claims to ownership or security interests in the receivables could arise. These claims, even if unsuccessful, could result in delays in payments on the notes. If successful, these claims could result in losses or delays in payment to you or an acceleration of the repayment of the notes.

In addition, another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in the receivable if the receivable is evidenced by an electronic contract and the servicer loses control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the issuing entity’s interest. If the servicer loses control over a contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the issuing entity may be able to modify or duplicate the authoritative copy of the contract.

As a result of any of the above events, the issuing entity may not have a perfected security interest in certain receivables. The possibility that the issuing entity may not have a perfected security interest in the receivables may affect the issuing entity’s ability to receive payments on the receivables. Therefore, you may be subject to delays in payment and may incur losses on your notes.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes	The issuing entity could lose the priority of its security interest in a financed vehicle due to, among other things, liens for repairs or storage of a financed vehicle or for unpaid taxes of an obligor. None of the servicer, the sponsor or any other entity will have any obligation to purchase or repurchase, respectively, a receivable if these liens result in the loss of the priority of the security interest in the financed vehicle after the issuance of notes by the issuing entity. Generally, no action will be taken to perfect the rights of the issuing entity in proceeds of any insurance policies covering individual financed vehicles or obligors. Therefore, the rights of a third party with an interest in the proceeds could prevail against the rights of the issuing entity prior to the time the proceeds are deposited by the servicer into an account controlled by the trustee for the notes. See “Material Legal Aspects of the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

The issuing entity’s security interest in the financed vehicles will not be noted on the certificates of title, which may cause losses on your notes	Upon the acquisition of a receivable from a dealer, CONA takes a security interest in the financed vehicle by placing a lien on the title to the financed vehicle. In connection with the sale of receivables to the depositor, CONA will assign its security interests in the financed vehicles to the depositor, who will further assign them to the issuing entity. Finally, the issuing entity will pledge its interest in the financed vehicles as collateral for the notes. The lien certificates or certificates of title relating to the financed vehicles will not be amended or reissued to identify the issuing entity as the new secured party. In the absence of an amendment or reissuance, the issuing entity may not have a perfected security interest in the financed vehicles securing the receivables in some states

The sponsor or the servicer may be required to repurchase or purchase, as applicable, any receivable sold to the issuing entity as to which it failed to obtain or maintain a perfected security interest in the financed vehicle securing the receivable. All of these purchases and repurchases are limited to breaches that materially and adversely affect the interests of the issuing entity, the noteholders or the certificateholders in the related receivable and are subject to the expiration of a cure period. If the issuing entity has failed to obtain or maintain a perfected security interest in a financed vehicle, its security interest would be subordinate to, among others, a bankruptcy trustee of the obligor, a subsequent purchaser of the financed vehicle or a holder of a perfected security interest in the financed vehicle or a bankruptcy trustee of such holder. If the issuing entity elects to attempt to repossess the related financed vehicle, it might not be able to realize any liquidation proceeds on the financed vehicle and, as a result, you may suffer a loss on your notes.

Failure to comply with consumer protection laws may result in losses on your Investment	Federal and state consumer protection laws regulate the creation, collection and enforcement of consumer contracts such as the receivables. These laws impose specific statutory liabilities upon creditors who fail to comply with the provisions of these laws. Although the liability of the issuing entity to the obligor for violations of applicable federal and state consumer laws may be limited, these laws may make an assignee of a receivable, such as the issuing entity, liable to the obligor for any violation by the lender. Under certain circumstances, the liability of the issuing entity to the obligor for violations of applicable federal and state consumer protection laws may be limited by the applicable law. In some cases, this liability could affect an assignee’s ability to enforce its rights related to secured loans such as the receivables. The sponsor may be obligated to repurchase from the issuing entity any receivable that fails to comply with these legal requirements. If the sponsor fails to repurchase that receivable, or to the extent that a court holds the issuing entity liable for violating consumer protection laws regardless of such a repurchase, you might experience delays or reductions in payments on your notes. For a discussion of federal and state consumer protection laws which may affect the receivables, you should refer to “Material Legal Aspects of the Receivables—Consumer Protection Law” in this prospectus.

Commingling of assets by the servicer could reduce or delay payments on the notes	The servicer will be required to deposit all collections and proceeds of the receivables collected during each collection period into the collection account within two business days of identification. Until these funds have been deposited into the collection account, the servicer may use and invest these funds at its own risk and for its own benefit and will not segregate them from its own funds. The indenture trustee may not have a perfected interest in these amounts, and thus payment could be delayed or reduced if the servicer were to become subject to a bankruptcy proceeding. Further, if the servicer were unable to remit such funds or if the servicer were to become a debtor or subject to a receivership under any insolvency laws, reductions or delays in payments on the notes could occur.

You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer	Upon the occurrence of a servicer replacement event, the indenture trustee may or, at the direction of holders of notes evidencing not less than a majority of the outstanding principal amount of the notes of the controlling class, will terminate the servicer. In addition, the holders of notes evidencing not less than a majority of the outstanding principal amount of the notes of the controlling class have the ability to waive any servicer replacement event.

In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

•	the cost of the transfer of servicing to the successor servicer; or

•

the ability of the successor servicer to perform the obligations and duties of the servicer under the servicing agreement. Furthermore, there is no guarantee that a replacement servicer would be able to service the receivables with the same degree of skill as the servicer.

In addition, during the pendency of any servicing transfer or for some time thereafter, obligors may delay making their monthly payments or may inadvertently continue making payments to the predecessor servicer, potentially resulting in delays in payments on the notes. If, during this time, the servicer were to become subject to an insolvency or receivership proceeding, delays in payments on the notes and possible reductions in the amount of such payments could occur with respect to any cash collections held or received by the servicer at the time. See “—FDIC receivership or conservatorship of CONA could result in delays in payments or losses on your notes.”

Because the servicing fee is structured as a percentage of the net pool balance of the receivables, the fee the servicer receives each month will be reduced as the size of the pool of receivables decreases over time. At some point, the amount of the servicing fee payable to the servicer may be considered insufficient by a potential replacement servicer, if servicing responsibilities are required to be transferred at a time when much of the net pool balance of the receivables has been repaid. Due to the reduction in servicing fee as described above, it may be difficult to find a replacement servicer. Consequently, the time it takes to effect the transfer of servicing to a replacement servicer under such circumstances may result in delays and/or reductions in the interest and principal payments on your notes.

Recent changes to U.S. federal tax law could adversely affect the business, financial condition and results of operations of the sponsor, the depositor, the issuing entity or their affiliates	New U.S. federal tax laws were recently enacted that provide for significant changes to U.S. federal tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the sponsor, the depositor, the issuing entity or their affiliates, or an adverse impact on you. The new rules are complex and lack developed administrative guidance; thus, the impact of certain aspects of its provisions on the sponsor, the depositor, the issuing entity or their affiliates, or on you, is currently unclear. We urge you to consult your tax advisors regarding the possible effects of the new rules on your investment in the notes.

Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the administrator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act is extensive and significant legislation that, among other things:

•

created a framework for the liquidation of certain bank holding companies and other nonbank financial companies, defined as “covered financial companies”, in the event such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States, and also for the liquidation of certain of their respective subsidiaries, defined as “covered subsidiaries”, in the event such a subsidiary is, among other things, in default or in danger of default and the liquidation of such subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States;

•	created a new framework for the regulation of over-the-counter derivatives activities;

•	expanded the regulatory oversight of securities and capital markets activities by the SEC; and

•

created the Bureau of Consumer Financial Protection, formerly known as the Consumer Financial Protection Bureau (the “CFPB”), an agency responsible for, among other things, administering and enforcing the laws and regulations for consumer financial products and services and conducting examinations of large banks and their affiliates for purposes of assessing compliance with the requirements of consumer financial laws.

The Dodd-Frank Act impacts the offering, marketing and regulation of consumer financial products and services offered by financial institutions. The CFPB has supervision, examination and enforcement authority over the consumer financial products and services of certain non-depository institutions and large insured depository institutions and their respective affiliates. See “Material Legal Aspects of the Receivables—Consumer Financial Protection Bureau” in this prospectus.

The Dodd-Frank Act also increased the regulation of the securitization markets. For example, it gives broader powers to the SEC to regulate credit rating agencies and adopt regulations governing these organizations and their activities.

Compliance with the implementing regulations under the Dodd-Frank Act and the oversight of the SEC, CFPB or other government entities, as applicable, has imposed costs on, created operational constraints for, and placed limits on pricing of consumer products with respect to banks such as the sponsor. Because of the complexity of the Dodd-Frank Act, the ultimate impact of the Dodd-Frank Act and its effects on the financial markets and their participants will not be fully known for an extended period of time. In particular, requirements imposed by the Dodd-Frank Act may have a significant future impact on the servicing of the receivables, or on the regulation and supervision of the servicer, the sponsor, the depositor, the issuing entity and/or their respective affiliates.

In addition, the framework for the liquidation of “covered financial companies” or their “covered subsidiaries” may apply to Capital One Financial Corporation or its nonbank affiliates, the issuing entity or the depositor, and, if it were to apply, may result in a repudiation of any of the transaction documents where further performance is required or an automatic stay or similar power preventing the indenture trustee or other transaction parties from exercising their rights. This repudiation power could also affect certain transfers of receivables pursuant to the transaction documents as further described under “Material Legal Aspects of the Receivables—Dodd-Frank Orderly Liquidation Framework—FDIC’s Repudiation Power under OLA” in this prospectus.

Application of the abovementioned framework and legislation could materially adversely affect the timing and amount of payments of principal and interest on your notes.

FDIC receivership or conservatorship of CONA could result in delays in payments or losses on your notes

CONA is a national banking association and its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”). If CONA were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed receiver or conservator of CONA. As receiver or conservator, the FDIC would have various powers under the Federal Deposit Insurance Act, including the repudiation and automatic stay powers described under “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus. To limit the FDIC’s potential use of any of these powers, CONA has structured this transaction to take advantage of a special regulatory safe harbor that the FDIC has created, entitled “Treatment of financial assets transferred in connection with a securitization or participation.” This FDIC regulatory safe harbor, which we refer to as the “FDIC Rule,” contains four separate safe harbors for transactions; in this prospectus, we describe the safe harbor applicable to securitizations that do not qualify for sale accounting treatment. If the depositor were to sell all or nearly all of the certificates, then the sponsor would record the transfer of receivables as a sale under generally accepted accounting principles at the time of such sale. Consequently, we also describe the safe harbor applicable to securitizations that qualify for sale accounting treatment in this prospectus. See “Material Legal Aspects of the Receivables—FDIC Rule” in this prospectus. The FDIC Rule provides a greater degree of protection to noteholders in securitizations that qualify for sale accounting treatment. The FDIC Rule limits the rights of the FDIC, as conservator or receiver, to delay or prevent payments to noteholders in securitization transactions. For a description of the FDIC Rule’s requirements and effects, including the uncertainty regarding its application and interpretation, see “Material Legal Aspects of the Receivables—FDIC Rule” in this prospectus.

If the FDIC were to successfully assert that this transaction does not comply with the FDIC Rule and that the transfer of receivables under the transfer agreement was not a legal true sale, then the depositor would be treated as having made a loan to CONA, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages,” as discussed under “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus.

If the FDIC were appointed as conservator or receiver for CONA, the FDIC could:

•	require the issuing entity, as assignee of the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the receivables; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against CONA; or

•	repudiate without compensation CONA’s ongoing servicing obligations under a servicing agreement, such as its duty to collect and remit payments or otherwise service the receivables; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

If the FDIC, as conservator or receiver for CONA, were to take any of the actions described above, payments and/or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced. See “Material Legal Aspects of the Receivables— Certain Matters Relating to Insolvency” in this prospectus.

Additionally, CONA’s accounting treatment of the transfer of receivables may also affect whether the issuing entity would be a covered subsidiary of CONA under the Orderly Liquidation Authority created pursuant to the Dodd-Frank Act and thus potentially subject to an FDIC receivership under that statute in addition to potentially being a debtor in a case under the Bankruptcy Code. See “—Federal financial regulatory reform could have a significant impact on the servicer, the sponsor, the administrator, the depositor or the issuing entity and could adversely affect the timing and amount of payments on your notes” above and “Material Legal Aspects of the Receivables — Certain Matters Relating to Insolvency” in this prospectus.

A depositor bankruptcy could delay or limit payments to you	Following a bankruptcy or insolvency of the depositor, a court could conclude that the receivables are owned by the depositor, instead of the issuing entity. This conclusion could be either because the court found that any transfer of the receivables was not a true sale or because the court found that the issuing entity should be treated as the same entity as the depositor for bankruptcy purposes. If this were to occur, you could experience delays in payments due to you or you may not ultimately receive all amounts due to you as a result of:

•

the automatic stay, which prevents a secured creditor from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the United States Bankruptcy Code that permit substitution of collateral in limited circumstances;

•

tax or government liens on the depositor’s property (that arose prior to the transfer of the receivables to the issuing entity) having a prior claim on collections before the collections are used to make payments on the notes; or

•

the fact that the issuing entity and the indenture trustee may not have a perfected security interest in any cash collections of the receivables held by the servicer at the time that a bankruptcy proceeding begins.

For a discussion of how a bankruptcy proceeding of the depositor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus. For a discussion of how an insolvency proceeding of the sponsor may affect the issuing entity and the notes, you should refer to “Material Legal Aspects of the Receivables—Certain Matters Relating to Insolvency” in this prospectus.

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may have an adverse effect on the liquidity or the market price of the notes	Security ratings are not recommendations to buy, sell or hold the notes. Rather, ratings are an assessment by the applicable rating agency of the likelihood that any interest on a class of notes will be paid on a timely basis and that a class of notes will be paid in full by its final scheduled payment date. A rating is not a guarantee that the notes will perform as expected. Ratings do not consider the extent to which the notes will be subject to prepayment or the principal of any class of notes will be paid prior to the final scheduled payment date for that class of notes, nor do the ratings consider the prices of the notes or their suitability to a particular investor. A rating agency may revise or withdraw the ratings at any time in its sole discretion, including as a result of a failure by the sponsor to comply with its obligation to post information provided to the hired agencies on a website that is accessible by a rating agency that is not a hired agency. The ratings of any notes may be lowered by a rating agency (including the hired agencies) following the initial issuance of the notes as a result of losses on the related receivables in excess of the levels contemplated by a rating agency at the time of its initial rating analysis. Neither the depositor nor the sponsor nor any of their respective affiliates will have any obligation to replace or supplement any credit support, or to take any other action to maintain any ratings of the notes.

Accordingly, the ratings assigned to any note on the date on which the note is originally issued may be lowered or withdrawn by any rating agency at any time thereafter. If any rating with respect to the notes is revised or withdrawn, the liquidity or the market value of your notes may be adversely affected.

It is possible that a rating agency not hired by the sponsor to rate the transaction or a particular class of notes may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the hired agencies. As of the date of this prospectus, the depositor was not aware of the existence of any unsolicited rating provided (or to be provided at a future time) by any rating agency not hired to rate the transaction or a particular class of notes. However, an unsolicited rating may be issued prior to or after the closing date, and none of the sponsor, the depositor or any underwriter is obligated to inform investors (or potential investors) in the notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase notes, you should monitor whether an unsolicited rating of the notes has been issued by a non-hired rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on a class of notes. If any non-hired rating agency provides an unsolicited rating that differs from (or is lower than) the rating provided by the hired agencies, the liquidity or the market value of your notes may be adversely affect affected.

Potential credit rating agency conflict of interest and regulatory scrutiny	It may be perceived that the rating agencies hired by us have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor, the depositor or the issuing entity pays the fees charged by the hired agencies for their rating services. The potential conflict of interest may in turn have an adverse effect on the market value of your notes and the ability to resell your notes.

Your yield to maturity may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity	You may receive payments on your notes earlier than you expected for various reasons, including the reasons set forth below. You may not be able to invest the amounts paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes.

•

The rate of return of principal is uncertain. The amount of distributions of principal of your notes and the time when you receive those distributions depend on the amount in which and times at which obligors make principal payments on the receivables. Those principal payments may be regularly scheduled payments or unscheduled payments resulting from prepayments or defaults on the receivables. For example, the servicer may engage in marketing practices or promotions which may result in faster than expected payments on the receivables. Additionally, if the sponsor or the servicer is required to repurchase receivables form the issuing entity because of a breach of any applicable representation, warranty or covenant as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Collection and Other Servicing Procedures” and “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Representations and Warranties,” payment of principal on the notes will be accelerated.

•

You may be unable to reinvest distributions in comparable investments. Asset-backed securities, like the notes, usually produce a faster return of principal to investors if market interest rates fall below the interest rates on the receivables and produce a slower return of principal if market interest rates rise above the interest rates on the receivables. As a result, you are likely to receive more money to reinvest at a time when other investments generally are producing a lower yield than that on your notes, and you are likely to receive less money to reinvest when other investments generally are producing a higher yield than that on your notes. You will bear the risk that the timing and amount of distributions on your notes will prevent you from attaining your desired yield.

•

An optional redemption of the notes or an event of default resulting in acceleration of the notes will shorten the life of your investment which may reduce your yield to maturity. If the receivables are sold to the servicer upon exercise of a “clean-up call” after the pool balance has declined to [10]% or less of the pool balance as of the [initial] cut-off date [plus the principal balance of the subsequent receivables as of the related cut-off date], the issuing entity will redeem the notes then outstanding and you will receive the remaining principal amount of your notes plus accrued interest through the related payment date. Additionally, after an event of default, your notes may be repaid earlier than expected. Because your notes will no longer be outstanding, you will not receive the additional interest payments that you would have received had the notes remained outstanding. If you bought your notes at par or at a premium, your yield to maturity will be lower than it would have been if the “clean-up call” had not been exercised or if the notes had not been accelerated following an event of default. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Optional Redemption” in this prospectus.

The servicer’s discretion over the servicing of the receivables may impact the amount and timing of funds available to make payments on the notes	The servicer is obligated to service the receivables in accordance with its customary practices, subject to limitations regarding permitted modifications. In some circumstances, the servicer, in its own discretion, may permit an extension on or deferral of payments due on receivables on a case-by-case basis or may permit extensions or deferrals more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster affecting a large group of obligors. In addition, the servicer may from time to time offer obligors a temporary reduction in payment and/or an opportunity to defer payments. Any of these deferrals or extensions may extend the maturity of the receivables, increase the weighted average life of the securities and reduce the yield on your securities. The weighted average life and yield on your securities may be adversely affected by extensions and deferrals on the receivables. However, the servicer must purchase the receivable from the issuing entity if any payment deferral of a receivable extends the term of the receivable beyond the latest final scheduled payment date for the [Class C notes][and][Class D notes].

In addition, the servicer’s customary practices may change from time to time and those changes could reduce collections on the receivables. Although the servicer’s customary practices at any time will apply to all receivables serviced by the servicer, without regard to whether a receivable has been sold to the issuing entity, the servicer is not obligated to maximize collections from receivables. Consequently, the manner in which the servicer exercises its servicing discretion or changes its customary practices could have an impact on the amount and timing of collections on the receivables, which may impact the amount and timing of funds available to make payments on the notes.

[You may experience reduced returns on your notes resulting from distribution of amounts in the pre-funding account]	[On one or more occasions following the closing date until the end of the funding period, the issuing entity may purchase additional receivables from the depositor, which, in turn, will acquire these receivables from CONA, with funds on deposit in the pre-funding account.

You will receive as a prepayment of principal any amounts remaining in the pre-funding account (excluding investment earnings) that have not been used to purchase receivables by the end of the Funding Period. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Acquisition of Subsequent Receivables During Funding Period.” This prepayment of principal could have the effect of shortening the weighted average life of your notes. The inability of the depositor to obtain receivables meeting the requirements for sale to the issuing entity will increase the likelihood of a prepayment of principal. In addition, you will bear the risk that you may be unable to reinvest any principal prepayment at yields at least equal to the yield on your notes.]

[Lack of availability of additional receivables during the Revolving Period could shorten the average life of your notes]	[During the revolving period, the issuing entity will not make payments of principal on the notes. Instead, the issuing entity will purchase additional receivables from the depositor. The purchase of additional receivables by the issuing entity will lengthen the average life of the notes compared to a transaction without a revolving period. However, an unexpectedly high rate of collections on the receivables during the revolving period, a significant decline in the number of receivables available for purchase or the inability of the depositor to acquire new receivables could affect the ability of the issuing entity to purchase additional receivables. If the issuing entity is unable to reinvest available funds by the end of the revolving period, then the average life of the notes may be less than anticipated.

A variety of unpredictable economic, social and other factors may influence the availability of additional receivables. You will bear all reinvestment risk resulting from a longer or shorter than anticipated average life of the notes.]

Your share of possible losses may not be proportional	Principal payments on the notes generally will be made to the holders of the notes sequentially so that no principal will be paid on any class of notes until each class of notes with an earlier final scheduled payment date has been paid in full. As a result, a class of notes with a later maturity date may absorb more losses than a class of notes with an earlier maturity date. See “The Notes—Payments of Principal” in this prospectus.

Because payments on the Class B notes, the Class C notes [and the Class D notes] are subordinated to payments on the Class A notes, payments on those classes are more sensitive to losses on the receivables

Certain classes of notes are subordinated to other classes of notes, and any classes of notes having a later final scheduled payment date are more likely to suffer the consequences of delinquent payments and defaults on the receivables than the classes of notes having an earlier final scheduled payment date. See “—Your share of possible losses may not be proportional” above.

If the notes are accelerated following an event of default under the indenture (as a result of a payment default or a bankruptcy event relating to the issuing entity), interest on the Class A notes will be paid ratably and principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, the noteholders of each class of the Class A-2 notes and the Class A-3 notes will receive principal payments ratably until each such class is paid in full. After interest on and principal of all of the Class A notes are paid in full, interest and principal payments will be made to the Class B noteholders. After interest on and principal of all of the Class B notes are paid in full, interest and principal payments will be made to the Class C noteholders. After interest on and principal of all of the Class C notes are paid in full, interest and principal payments will be made to the Class D noteholders. If the notes are accelerated following an event of default under the indenture as a result of the issuing entity’s breach of a representation, warranty or covenant (other than a payment default), interest on the Class A notes will be paid ratably followed by interest on the Class B notes, then interest on the Class C notes and then interest on the Class D notes. Principal payments will then be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full. Next, principal will be paid ratably to each class of the Class A-2 notes and the Class A-3 notes until each such class is paid in full. Next, the Class B notes will receive principal payments until the Class B notes are paid in full. Next, the Class C notes will receive principal payments until the Class C notes are paid in full. Next, the Class D notes will receive principal payments until the Class D notes are paid in full. Therefore, if there are insufficient amounts available to pay all classes of notes the amounts they are owed on any payment date or following an acceleration of the notes, delays in payments or losses will be suffered by the most junior outstanding class or classes of notes even as payment is made in full to more senior classes of notes.

If your notes are in book-entry form, your rights can only be exercised indirectly

Because your notes will initially be issued in book-entry form, you will be required to hold your interest in your notes through DTC in the United States, or Clearstream Banking Luxembourg S.A. (“Clearstream”) or Euroclear Bank S.A./NV as operator of the Euroclear System in Europe or Asia (“Euroclear”). Transfers of interests in the notes within DTC, Clearstream or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the notes are in book-entry form, you will not be entitled to receive a definitive note representing your interest. The notes will remain in book-entry form except in the limited circumstances described under the caption “The Notes—Definitive Notes” in this prospectus. Unless and until the notes cease to be held in book-entry form, the related transaction parties will not recognize you as a holder of the related notes except in the limited circumstances relating to an investor vote with respect to an asset representations review as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review,” a request that the originator repurchase any of the receivables as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Dispute Resolution,” and a request to the depositor to communicate with other noteholders as described under “The Notes—Noteholder Communication”.

As a result, you will only be able to exercise your rights as a noteholder indirectly through DTC (if in the United States) and its participating organizations, or Clearstream and Euroclear (in Europe or Asia) and their participating organizations. Holding the notes in book-entry form could also limit your ability to pledge or transfer your notes to persons or entities that do not participate in DTC, Clearstream or Euroclear. In addition, having the notes in book-entry form may reduce their liquidity in the secondary market since certain potential investors may be unwilling to purchase notes for which they cannot obtain physical notes.

Interest and principal on the notes will be paid by the issuing entity to DTC as the record holder of those notes while they are held in book-entry form. DTC will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants. This process may delay your receipt of payments from the issuing entity.

Book-entry system for the notes may decrease liquidity and delay payment	Because transactions in the notes generally can be effected only through DTC, participants and indirect participants:

•

your ability to pledge your beneficial interest in notes to someone who does not participate in the DTC system, or to otherwise take action relating to your beneficial interest in notes, may be limited due to the lack of a physical note;

•

you may experience delays in your receipt of payments with respect to your beneficial interest in notes because payments will be made by the indenture trustee, to Cede, as nominee for DTC, rather than directly to you, and DTC will then credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to noteholders either directly or indirectly through indirect participants; and

•

you may experience delays in your receipt of payments with respect to your beneficial interest in notes in the event of misapplication of payments by DTC, participants or indirect participants or bankruptcy or insolvency of those entities and your recourse will be limited to your remedies against those entities.

See “The Notes—General”, “—Delivery of Notes” and “—Book-Entry Registration and Tax Documentation Procedures” in this prospectus.

There may be a conflict of interest among classes of notes	As described elsewhere in this prospectus, the holders of the most senior class of notes then outstanding will make certain decisions with regard to treatment of defaults by the servicer, acceleration of payments on the notes following an event of a default under the indenture and certain other matters. For example, upon the occurrence of an event of default relating to a payment default or certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity, the holders of at least 66 2/3% of the outstanding principal amount of the notes of the controlling class may consent to the sale of the receivables even if the proceeds from such a sale would not be sufficient to pay in full the principal of and accrued interest on all outstanding classes of notes. See “The Indenture—Rights Upon Event of Default” in this prospectus. In addition, the failure of the issuing entity to pay interest on any class of notes will not constitute an event of default until that class is the controlling class at the time of the failure. Because the holders of different classes of notes may have varying interests when it comes to these matters, you may find that courses of action determined by other classes of noteholders do not reflect your interests but that you are nonetheless bound by the decisions of these other noteholders.

The failure to make principal payments on any notes will generally not result in an event of default under the indenture until the applicable final scheduled payment date	The amount of principal required to be paid to investors prior to the applicable final scheduled payment date set forth in this prospectus generally will be limited to amounts available for those purposes. Therefore, the failure to pay principal of a note generally will not result in an event of default under the indenture until the applicable final scheduled payment date or redemption date for the related class of notes.

You may experience a loss, a delay or a prepayment in receiving payments on the notes if the assets of the issuing entity issuing entity are liquidated	If an event of default under the indenture occurs and the notes are accelerated, the indenture trustee may liquidate the assets of the issuing entity as described under “The Indenture—Rights Upon Event of Default”. As a result:

•	you may suffer losses on your notes if the assets of the issuing entity are insufficient to pay the amounts owed on your notes;

•	payments on your notes may be delayed until more senior classes of notes are repaid or until the liquidation of the assets is completed; and

•	your notes may be repaid earlier than scheduled.

The issuing entity cannot predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. In addition, liquidation proceeds may not be sufficient to repay the notes in full. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the outstanding principal balance of notes to be paid before the related final scheduled payment date will involve the prepayment risks described above under “—Your yield to maturity may be reduced by prepayments on the receivables, events of default, optional redemption of the notes or repurchases of receivables from the issuing entity”.

The failure to pay interest on the subordinated classes of notes is not an event of default	The indenture provides that failure to pay interest when due on the outstanding subordinated class or classes of notes - for example, for so long as any of the Class A notes are outstanding, the Class B notes, Class C notes [and the Class D notes] - will not be an event of default under the indenture. Under these circumstances, the holders of the subordinated classes of notes which are not the controlling class will not have any right to declare an event of default, to cause the maturity of the notes to be accelerated or to direct or consent to any remedial action under the indenture.

[Risks associated with unknown allocation of Class A-2 notes]	[The allocation of the aggregate initial principal balance of the Class A-2 notes between the Class A-2-A notes and the Class A-2-B notes may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal balance of the Class A-2 notes will be allocated to the fixed rate Class A-2-A notes and what portion of the principal balance will be allocated to the floating rate Class A-2-B notes, if any, although the principal balance of the Class A-2-B notes may not exceed 50% of the aggregate initial principal balance of the Class A-2 notes.

As the allocated principal balance of the floating rate Class A-2-B notes is increased (relative to the corresponding Class A-2-A fixed rate notes), there will be a greater amount of floating rate securities issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes. [For more information on the risks associated with the issuance of floating rate notes, please see “—The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise” below.]

In addition, because the aggregate amount of Class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate Class A-2 principal balance between the Class A-2-A notes and the Class A-2-B notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[Risks associated with unknown allocation between [Class A-2 notes] and [Class A-3 notes]	[The allocation of the aggregate initial principal balance of the notes between the [Class A-3 notes] and the [Class A-4 notes] may not be known until the day of pricing and may result in any of a number of possible allocation scenarios, and we cannot predict with certainty what portion of the principal balance of the notes will be allocated to the [Class A-3 notes] and what portion of the principal balance will be allocated to the [Class A-4 notes], although the principal balance of the [Class A-3 notes] and [Class A-4 notes] will equal $[ ] in the aggregate.

In addition, because the aggregate amount of [Class A-2 notes] and [Class A-3 notes] is predetermined, the division between the [Class A-2 notes] and the [Class A-3 notes] may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

[The issuing entity may issue floating rate notes, but the issuing entity will not enter into any interest rate swaps and you may suffer losses on your notes if interest rates rise]	[The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while any floating rate notes will bear interest at a floating rate based on [LIBOR] plus an applicable spread. Even though the issuing entity may issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on any floating rate notes out of its generally available funds—not solely from funds that are dedicated to such floating rate notes. Therefore, an increase in market interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of such floating rate notes, and a decrease in market interest rates would increase the amounts available to the holders of all notes.]

[Negative LIBOR rates would reduce the rate of interest on the Class A-2-B notes]	[The interest rate to be borne by the Class A-2-B notes is based on a spread over LIBOR - the London Interbank Offered Rate (and as further described in this prospectus) - which serves as a global benchmark for home mortgages, student loans and what various issuers pay to borrow money.

Changes in LIBOR will affect the rate at which the Class A-2-B notes accrue interest and the amount of interest payments on the Class A-2-B notes. To the extent that LIBOR decreases below 0.00% for any interest accrual period, the rate at which the Class A-2-B notes accrue interest for such interest accrual period will be reduced by the amount by which LIBOR is negative, provided that the interest rate on the Class A-2-B notes for any interest accrual period will not be less than 0.00%. A negative LIBOR rate could result in the interest rate applied to the Class A-2-B notes decreasing to 0.00% for the related interest accrual period.]

[Uncertainty about the future of the LIBOR industry may have an adverse impact on the Class A-2-B Notes]	[LIBOR may not accurately represent the actual offered rate applicable to loans in U.S. dollars for a one month period between leading European banks or that LIBOR’s prominence as a benchmark interest rate will be preserved. LIBOR rates (“ICE LIBOR”) are calculated and published for various currencies and periods by the benchmark’s administrator. ICE Benchmark Administration Limited (“IBA”), which is regulated for such purposes by the United Kingdom’s Financial Conduct Authority (the “UK FCA”).

It is uncertain whether ICE LIBOR will continue to be calculated and published on the same (or a similar) basis to that currently in effect, or at all. In particular, in a speech on July 27, 2017, Mr. Andrew Bailey, the Chief Executive of the UK FCA, indicated that the UK FCA expects, by no later than the end of 2021, to cease taking steps aimed at ensuring the continuing availability of ICE LIBOR in its current form. The announcement was stated to be aimed at encouraging market participants to use other benchmarks or reference rates in place of ICE LIBOR. On November 24, 2017, the UK FCA announced that the panel banks that submit information to IBA, as administrator of ICE LIBOR, have undertaken to continue to do so until the end of 2021. If IBA continues to calculate and publish ICE LIBOR up to the end of 2021, and if it does so after that time, there can be no certainty as to the basis on which it will do so. These UK FCA announcements and any change to the basis on which ICE LIBOR is calculated and published (or its ceasing to be published) could cause or contribute to market volatility and could affect the market value and/or liquidity of the Class A-2-B notes.

If a published LIBOR rate is unavailable at any time after the issuance date of the notes, the rate of interest of the Class A-2-B notes will be determined using the alternative methods stated in “The Notes—Payments of Interest.” These alternative methods may result in lower inters payments than would have been made if LIBOR were available in its current form. The alternative methods may also be subject to factors that make LIBOR impossible or impracticable to determine. If a published LIBOR rate is unavailable and banks are unwilling to provide quotations, the rate of interest on the Class A-2-B notes for a determination date will be the same as on the preceding determination date, and such rate could remain the rate of interest on the Class A-2-B notes for the remaining life of the Class A-2-B notes.]

[Risks associated with the interest rate swap]	[The issuing entity will enter into an interest rate swap transaction under an interest rate swap agreement because the receivables owned by the issuing entity bear interest at fixed rates while the Class A-2-B notes will bear interest at a floating rate. The issuing entity may use payments made by the swap counterparty to make interest and other payments on each payment date.

During those periods in which the floating rate payable by the swap counterparty is substantially greater than the fixed rate payable by the issuing entity, the issuing entity will be more dependent on receiving payments from the swap counterparty in order to make interest payments on the notes without using amounts that would otherwise be paid as principal on the notes. If the swap counterparty fails to pay a net swap receipt and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

During those periods in which the floating rate payable by the swap counterparty under the interest rate swap agreement is less than the fixed rate payable by the issuing entity under the interest rate swap agreement, the issuing entity will be obligated to make a net swap payment to the swap counterparty. The issuing entity’s obligation to pay a net swap payment to the swap counterparty is secured by the issuing entity property.

The swap counterparty’s claim for a net swap payment will be higher in priority than all payments on the notes, and the swap counterparty’s claim for any due and unpaid senior swap termination payment will be equal in priority to payments of interest on the notes and higher in priority than all payments of principal on the notes. If a net swap payment is due to the swap counterparty on a payment date and there are insufficient collections on the receivables and insufficient funds on deposit in the reserve account to make payments of interest and principal on the notes, you may experience delays and/or reductions in the interest and principal payments on your notes.

The interest rate swap agreement generally may not be terminated except upon failure of either party to the interest rate swap agreement to make payments when due, insolvency of either party to the interest rate swap agreement, the note insurer’s credit ratings dropping below the levels required by the interest rate swap agreement at a time when an event of default or termination event has occurred with respect to the issuing entity, illegality, the exercise of certain rights under the indenture, the note insurer fails to meet its payment obligations under the swap policy, the issuing entity amends the transaction documents without the consent of the swap counterparty if such consent is required, or failure of the swap counterparty to post collateral, assign the interest rate swap agreement to an eligible counterparty or take other remedial action if the swap counterparty’s credit ratings drop below the levels required by the interest rate swap agreement. Depending on the reason for the termination, a termination payment may be due to the issuing entity or to the swap counterparty. Any such termination payment could, if market interest rates and other conditions have changed materially, be substantial.

If the swap counterparty fails to make a termination payment owed to the issuing entity under the interest rate swap agreement, the issuing entity may not be able to enter into a replacement interest rate swap agreement. If this occurs, the amount available to pay principal of and interest on the notes will be reduced to the extent the interest rate on the Class [ ] notes exceeds the fixed rate the issuing entity would have been required to pay the swap counterparty under the interest rate swap agreement.

If the issuing entity is required to make a Senior Swap Termination Payment to the swap counterparty, that payment will be senior to all payments on the Class [B] notes [and Class C notes and Class D notes] and principal payments on the Class [A] notes but equal in priority to interest payments on the Class A notes. A Senior Swap Termination Payment to the swap counterparty could cause a shortfall in funds available on any payment date, in which case you may experience delays or reductions on the interest and principal payments of your notes.

If the interest rate swap agreement is terminated and no replacement is entered into and collections on the receivables and funds on deposit in the reserve account are insufficient to make payments of interest and principal on your notes, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[Risks associated with the interest rate cap agreement(s)]	[The amounts available to the issuing entity to pay interest on and principal of all classes of the notes depend in part on the operation of the interest rate cap agreement(s) and the performance by the cap provider of its obligations under the interest rate cap agreement(s). The ratings of all the notes take into account the provisions of the interest rate cap agreement(s) and the ratings currently assigned to the cap provider.

During those periods in which LIBOR is substantially greater than the cap rate of [    ]%, the issuing entity will be more dependent on receiving payments from the cap provider in order to make payments on the notes. If the cap provider fails to pay the amounts due under the interest rate cap agreement(s), the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest on and principal of your notes. Investors should make their own determinations as to the likelihood of performance by the cap provider of its obligations under the interest rate cap agreement.]

[The rating of a [swap counterparty] [cap provider] may affect the ratings of the notes]

[The issuing entity has entered into a [swap][ interest rate cap] agreement, and the rating agencies that rate the issuing entity’s notes will consider the provisions of the [swap][interest rate cap] agreement and the rating of the [swap counterparty][cap provider] in rating the notes. If a rating agency downgrades the debt rating of the [swap counterparty][cap provider], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [swap counterparty][cap provider] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the [swap][interest rate cap] agreement to another party;

2. obtain a replacement [swap][interest rate cap] agreement on substantially the same terms as the [swap][interest rate cap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any [swap][interest rate cap] involves a high degree of risk. The issuing entity will be exposed to this risk should it use this mechanism. For this reason, only investors capable of understanding these risks should invest in the notes. You are strongly urged to consult with your financial advisors before deciding to invest in the notes because a [swap][interest rate cap] is involved.]

Financial market disruptions and the absence of a secondary market for the notes could limit your ability to resell your notes	The notes will not be listed on any securities exchange. If you want to sell your notes you must locate a purchaser that is willing to purchase those notes. The underwriters intend to make a secondary market for the notes. The underwriters will do so by offering to buy the notes from investors who wish to sell. However, the underwriters will not be obligated to make offers to buy the notes or otherwise make a market for any class of notes, and may stop making offers at any time. A market for the offered notes may not develop, or if one does develop, it may not continue or it may not provide sufficient liquidity. In addition, the prices offered, if any, may not reflect prices that other potential purchasers would be willing to pay, were they to be given the opportunity.

Additionally, events in the domestic or global financial markets have caused or may in the future cause a significant reduction in liquidity in the secondary market for asset-backed securities. An event affecting the financial markets could affect the performance or market value of your notes and your ability to sell your notes in the secondary market. Illiquidity can have a severely adverse effect on the prices of securities that are especially sensitive to prepayment, credit or interest rate risk, such as the notes.

There have been times in the past where there have been very few buyers of asset-backed securities, and there may be these times again in the future. As a result, you may not be able to sell your notes when you want to do so or you may not be able to obtain the price that you wish to receive.

Retention of some or all of one or more classes of notes by the depositor or an affiliate of the depositor may reduce the liquidity of the notes	Some or all of one or more classes of notes may be retained by the depositor or an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price for notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.

USE OF PROCEEDS

The depositor will use the net proceeds from the offering of the notes:

•	to purchase the receivables from CONA;

•	[to deposit the pre-funded amount, if any, into the pre-funding account and to fund any other collateral accounts];

•	to pay other expenses in connection with the issuance of the notes and certificates; and

•	to make the initial deposit into the reserve account.

The depositor or its affiliates may use a portion of the net proceeds of the offering of the notes to pay their respective debts and for general purposes. No expenses incurred in connection with the selection and acquisition of the pool assets are payable from the proceeds of the offering of the notes.

THE ISSUING ENTITY

Limited Purpose and Limited Assets

Capital One Prime Auto Receivables Trust 20[    ] – [    ] is a [statutory trust] formed on [            ], 20[    ] under the laws of the State of [Delaware] by the depositor for the purpose of owning the receivables and issuing the notes. The issuing entity will be established and operated pursuant to a trust agreement. CONA will be the administrator of the issuing entity. [The issuing entity will also issue one or more non-interest bearing certificates in a nominal aggregate principal amount of $100,000 representing the beneficial interest in the issuing entity, which are subordinated to the notes. Only the notes [(other than the Class D notes)] are being offered hereby, but the depositor may transfer all or a portion of the certificates to an affiliate or sell all or a portion of the certificates on or after the closing date. However, the portion of the certificates retained by the depositor to satisfy U.S. [and EU] credit risk retention rules will not be transferred or hedged except as permitted under those rules. See “The Sponsor—Credit Risk Retention”. On each payment date, the certificateholders will be entitled to any funds remaining on that payment date after all deposits and distributions of higher priority, as described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Priority of Payments” in this prospectus.]

The issuing entity will engage in only the following activities:

•	acquiring, holding and managing the receivables and other assets of the issuing entity;

•	issuing the notes and the certificates;

•	making payments on the notes and distributions on the certificates to the residual certificateholder;

•	selling, transferring and exchanging the notes and the certificates to the depositor;

•	[entering into and performing its obligations under the interest rate [swap][cap] agreement;]

•	making deposits to and withdrawals, directly or indirectly, from the trust accounts;

•	paying the organizational, start-up and transactional expenses of the issuing entity;

•	pledging the receivables and other assets of the issuing entity pursuant to the indenture;

•	entering into and performing its obligations under the transaction documents to which it is a party; and

•

taking any action necessary, suitable or convenient to fulfill the role of the issuing entity in connection with the foregoing activities or engaging in other activities as may be required in connection with conservation of the assets of the issuing entity and the making of payments on the notes and distributions on the certificates.

The issuing entity’s principal offices are in [Wilmington, Delaware], in care of [            ], as owner trustee, at the address listed in “The Trustees—The Owner Trustee” below. The issuing entity’s fiscal year ends on December 31st.

The issuing entity’s trust agreement, including its permissible activities, may be amended in accordance with the procedures described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Amendment Provisions” in this prospectus.

Capitalization and Liabilities of the Issuing Entity

The following table illustrates the expected assets of the issuing entity as of the closing date:

Receivables	$
[Pre-funding Account]	$
Reserve Account – Initial Balance	$
[Yield Supplement Overcollateralization Amount]	$

The following table illustrates the expected liabilities of the issuing entity as of the closing date:

Class A-1 Asset Backed Notes		$	[●]
Class A-2[-A] Asset Backed Notes	}	$	[●]
[Class A-2-B Asset Backed Notes]
Class A-3 Asset Backed Notes		$	[●]
Class A-4 Asset Backed Notes		$	[●]
Class B Asset Backed Notes		$	[●]
Class C Asset Backed Notes		$	[●]
[Class D Asset Backed Notes](1)		$	[●]
Total		$	[●]

(1)	[The Class D notes are not being offered hereby.]

[The issuing entity will also be liable for payments to the swap counterparty as described in “The Notes—Interest Rate Swap Agreement.”][The issuing entity will also be liable for the premium to the cap provider as described in “The Notes—Interest Rate Cap Agreement.”]

The Issuing Entity Property

The notes will be collateralized by the issuing entity property. The primary assets of the issuing entity will be the receivables, which are amounts owed by obligors under motor vehicle retail installment sale contracts used to purchase motor vehicles.

The issuing entity property will consist of all the right, title and interest of the issuing entity in and to:

•

the receivables acquired by the issuing entity from the depositor on the closing date [and on each funding date using the amounts on deposit in the pre-funding account] and collections received [on or] after the [initial] cut-off date [and related subsequent cut-off date, as applicable];

•	the security interests in the financed vehicles and all certificates of title to those financed vehicles;

•	all receivable files relating to the original motor vehicle retail installment sale contracts evidencing the financed vehicles;

•

any proceeds from (1) claims on any theft and physical damage insurance policy maintained by an obligor providing coverage against loss or damage to or theft of the related financed vehicle, (2) claims on any credit life or credit disability insurance maintained by an obligor in connection with any receivable, credit life, risk default, disability or other insurance policies covering the financed vehicles or obligors or (3) refunds in connection with extended service agreements relating to receivables which become Defaulted Receivables after the [applicable] cut-off date;

•	any other property securing the receivables;

•	[rights under the interest rate swap agreement and payments made by the swap counterparty under the interest rate swap agreement;]

•

rights to amounts on deposit in the reserve account, the collection account, the principal distribution account and [the pre-funding account] and any other account established pursuant to the indenture, sale agreement, or servicing agreement (other than the certificate distribution account) and all cash, investment property, and other property from time to time credited thereto and all proceeds thereof (including all Eligible Investments on amounts on deposit in those accounts, but excluding any investment income from Eligible Investments which is paid to the servicer of the receivables or other entity identified in this prospectus);

•	rights under the sale agreement, the servicing agreement, the administration agreement, the purchase agreement;

•	[an interest rate or currency swap or interest rate cap]; and

•	the proceeds of any and all of the above.

The issuing entity will pledge the issuing entity property to the indenture trustee under the indenture. For a description of the sale and transfer of the issuing entity property as well as the creation, perfection and priority status of the security interest in that property in favor of the issuing entity, see “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Sale and Assignment of Receivables and Related Security Interests.”

Prior to formation, the issuing entity will have no assets or obligations. After formation, the issuing entity will not engage in any activity other than acquiring and holding the related receivables and the issuing entity property, issuing the related securities, distributing payments in respect thereof and any other activities described in this prospectus and in the trust agreement of the issuing entity. The issuing entity will not acquire any receivables or assets other than the issuing entity property.

THE TRUSTEES

The Owner Trustee

[[            ] is the “owner trustee” of the issuing entity under the trust agreement. [            ] is a [            ] existing under the laws of [            ] authorized to exercise trust powers. The owner trustee maintains its principal office at [            ]. [            ] has served and currently is serving as owner trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

The owner trustee’s liability in connection with the issuance and sale of the notes is limited solely to the express obligations of the owner trustee set forth in the trust agreement. The owner trustee will be paid a fee, as described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Fees and Expenses” in this prospectus, and will be indemnified against specified losses, liabilities or expenses incurred by the owner trustee in connection with the transaction documents, in each case by the issuing entity to the extent of available funds available therefor, as described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Priority of Payments” in this prospectus. To the extent these fees and indemnification amounts are not paid by the issuing entity, they will be payable by the servicer.

For a description of the roles and responsibilities of the owner trustee, see “—Role of the Owner Trustee and Indenture Trustee” and “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Indemnification of the Indenture Trustee and the Owner Trustee” in this prospectus.

Resignation or Removal of the Owner Trustee

The owner trustee may resign at any time, in which event the administrator and the depositor, acting jointly, will be obligated to appoint a successor owner trustee. The depositor and administrator [may also][will] remove the owner trustee if:

•	the owner trustee ceases to be eligible to continue as owner trustee under the trust agreement; or

•	the owner trustee becomes insolvent or is otherwise incapable of acting.

In such circumstances, the depositor and the administrator, acting jointly, must appoint a successor owner trustee. Any resignation or removal and appointment of a successor owner trustee will not become effective until the successor owner trustee accepts its appointment and the payment of all fees and expenses owed to the outgoing owner trustee. The depositor will provide (or cause to be provided) notice of such resignation or removal to the rating agencies hired to rate the securities.

The Indenture Trustee

[[            ], a [            ], is the “indenture trustee” under the indenture for the benefit of the noteholders. [            ], has served and currently is serving as indenture trustee for numerous securitization transactions and programs involving pools of motor vehicle receivables.]

[The corporate trust office for the indenture trustee is located at [            ].]

[The indenture trustee will make each monthly statement available to the noteholders via the indenture trustee’s internet website at [            ]. For assistance with regard to this service, investors may call the indenture trustee’s corporate trust office at [            ].]

The indenture trustee’s duties are limited to those duties specifically set forth in the indenture. The servicer will be responsible for paying the indenture trustee’s fees and for indemnifying the indenture trustee against specified losses, liabilities or expenses incurred by the indenture trustee in connection with the transaction documents. [The indenture trustee is an affiliate of one of the underwriters.]

For a description of the roles and responsibilities of the indenture trustee, limitation of liability and indemnity provisions applicable to the indenture trustee, and provisions governing resignation and removal of the indenture trustee, see “The Indenture”, “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement” and “—Role of the Owner Trustee and Indenture Trustee” in this prospectus.

Role of the Owner Trustee and Indenture Trustee

Neither the owner trustee nor the indenture trustee will make any representations as to the validity or sufficiency of the sale agreement, the servicing agreement, the trust agreement, the administration agreement, the indenture, the asset representations review agreement, the securities or any related receivables or related documents. As of the closing date, neither the owner trustee nor the indenture trustee will have examined the receivables. If no event of default has occurred under the indenture, the owner trustee and indenture trustee will be required to perform only those duties specifically required of them under the servicing agreement, the trust agreement, the administration agreement or the indenture, as applicable. Generally, those duties are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee or indenture trustee under the servicing agreement, the administration agreement, or the indenture, as applicable, the making of payments or distributions to noteholders and certificateholders in the amounts specified in certificates provided by the servicer.

The owner trustee and the indenture trustee will be under no obligation to exercise any of the issuing entity’s powers or powers vested in it by the sale agreement, the servicing agreement, trust agreement or indenture, as applicable, or to make any investigation of matters arising thereunder or to institute, conduct or defend any litigation thereunder or in relation thereto at the request, order or direction of any of the noteholders (other than requests, demands or directions relating to an asset representations review as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review” or to the investors’ rights to communicate with other investors described under “The Indenture—Noteholder Communication; Lists of Noteholders”), unless those noteholders have offered to the owner trustee or the indenture trustee reasonable security or indemnity against the reasonable costs, expenses and liabilities which may be incurred therein or thereby.

The owner trustee and the indenture trustee, and any of their affiliates, may hold securities in their own names. In addition, for the purpose of meeting the legal requirements of local jurisdictions or for the enforcement or conflict of interest matters, the trustee and indenture trustee, in some circumstances, acting jointly with the depositor or the servicer, respectively, will have the power to appoint co-trustees or separate trustees of all or any part of the issuing entity property. In the event of the appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee or indenture trustee by the sale agreement, the servicing agreement, the trust agreement, the administration agreement or the indenture, as applicable, will be conferred or imposed upon the trustee or indenture trustee and the separate trustee or co-trustee jointly, or, in any jurisdiction in which the trustee or indenture trustee is incompetent or unqualified to perform specified acts, singly upon the separate trustee or co-trustee who will exercise and perform any rights, powers, duties and obligations solely at the direction of the trustee or indenture trustee.

CONA, the servicer and the depositor may maintain other banking relationships with the owner trustee and indenture trustee in the ordinary course of business.

The owner trustee and indenture trustee will be entitled to certain fees and indemnities described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Fees and Expenses” in this prospectus.

THE DEPOSITOR

The depositor, Capital One Auto Receivables, LLC, a wholly-owned special purpose subsidiary of CONA, was formed on January 26, 2001 as a Delaware limited liability company. The principal place of business of the depositor is at [140 East Shore Drive, Room 1052-D, Glen Allen Virginia 23059]. You may also reach the depositor by telephone at [(804) 290-6736]. The depositor was formed to purchase, accept capital contributions of or otherwise acquire motor vehicle retail installment sale contracts and motor vehicle loans; to own, sell, and assign the receivables; and to issue and sell one or more securities. Since its inception, the depositor has been engaged in these activities solely as (i) the purchaser of receivables from CONA pursuant to purchase agreements, (ii) the seller of receivables to securitization trusts pursuant to sale agreements, (iii) the depositor that formed various securitization trusts pursuant to trust agreements and (iv) the entity that executes underwriting agreements and purchase agreements in connection with issuances of asset-backed securities.

THE SPONSOR

CONA will be the sponsor that initiates and organizes the issuance by the issuing entity of the notes (in such capacity, the “sponsor”).

CONA is a national banking association, and a wholly-owned indirect subsidiary of Capital One Financial Corporation (“Capital One Financial”), a bank holding company incorporated in Delaware on July 21, 1994. CONA’s principal executive offices are located at 1680 Capital One Drive, McLean, Virginia, 22102. Its telephone number is (804) 967-1000. CONA is a commercial bank offering a wide range of banking services to its customers. CONA is a member of the Federal Reserve System, and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (the “FDIC”).

Capital One Financial is a financial holding company with assets totaling approximately $[●]. The various subsidiaries of Capital One Financial, including CONA, market a variety of financial products and services.

Capital One Auto Finance, Inc. (“COAF”) was previously a wholly-owned subsidiary of CONA. On March 3, 2011, COAF merged with and into CONA and CONA was the surviving entity as a result of that merger. The operations of COAF continue as they did prior to the merger, but COAF is now a division of CONA. COAF has sponsored multiple securitizations of “prime” motor vehicle receivables in the past, but has not sponsored any such securitizations since 2007. CONA’s experience in and overall procedures for originating or acquiring prime receivables is described under “The Originator”. No securitizations sponsored by CONA have defaulted or experienced an early amortization triggering event.

CONA has participated in the structuring of the transaction described in this prospectus and has originated the receivables to be assigned to the issuing entity. CONA is responsible for servicing the receivables included in the receivables pool as described below. CONA is also the administrator of the issuing entity.

[Capital One Securities, Inc., one of the underwriters, is an affiliate of the sponsor.]

Credit Risk Retention

Pursuant to Regulation RR, CONA is required to retain an economic interest in the credit risk of the receivables, either directly or through a majority-owned affiliate. CONA intends to satisfy this obligation through the retention by one or more of its majority-owned affiliates (which for EU risk retention purposes will be a wholly-owned special purpose subsidiary of CONA) of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”[, including an “eligible horizontal credit reserve account”]] in an [aggregate] amount equal to at least 5% of the [fair value, as of the closing date, of] all of the notes and certificates to be issued by the issuing entity.

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The retained eligible vertical interest will take the form of at least [    ]% of each class of notes and certificates issued by the issuing entity, though CONA or one or more of its majority-owned affiliates may retain more than [    ]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes.” The notes of each class retained by CONA or one or more of its majority-owned affiliates as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that such retained notes will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document, as described in “The Notes—Notes Owned by Transaction Parties.” As described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Priority of Payments” and “The Indenture—Priority of Payments Will Change Upon Events of Default that Result in Acceleration” [below], distributions to holders of the issuing entity’s certificates on any payment date are subordinated to all payments of principal and interest on the notes by the issuing entity. On any payment date on which the issuing entity has insufficient funds to make all of the distributions described under “The Transfer

Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Priority of Payments”, any resulting shortfall will, through operation of the priority of payments, reduce amounts distributable to the holders of the certificates prior to any reduction in the amounts payable for interest on, or principal of, any class of notes. The other material terms of the certificates are described in this prospectus under “Summary of Terms—The Certificates.”

In accordance with Regulation RR, if the amount of the eligible vertical interest retained at closing is materially different from the amount described above, within a reasonable time after the closing date we will disclose that material difference. [This disclosure will be [made on Form 8-K filed under the CIK number of the depositor][included in the first 10-D filed by the depositor after the closing date].]

[Retained horizontal interest: The retained eligible horizontal residual interest will take the form of the issuing entity’s certificates.

CONA determined the fair value of the notes and the issuing entity’s certificates in accordance with a fair value measurement framework under generally accepted accounting principles.

In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in a fair value hierarchy with the following three levels, where Level 1 is the highest priority because it is the most objective and Level 3 is the lowest priority because it is the most subjective:

Level 1: Fair value is calculated using observable inputs that reflect quoted prices for identical assets or liabilities in active markets;

Level 2: Fair value is calculated using inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Fair value is calculated using unobservable inputs, such as the sponsor’s data.

CONA believes that the fair value of the notes should be categorized within Level 2 of the fair value hierarchy assessment, reflecting the use of inputs derived from prices for similar instruments. CONA believes that the fair market value of the issuing entity’s certificates should be categorized within Level 3 of the fair value hierarchy assessment, reflecting the use of significant unobservable inputs on key assumptions, including historical default rates and adjustments to reflect prepayment rates based on available data from comparable securitization transactions of similar assets, discount rates reflective of recent historical equity yields, and recovery rates based on the average severity utilizing reported severity rates and loss severity utilizing available market data from a comparable securitized pool.

The fair value of each class of notes is assumed to be substantially equal to the initial principal balance of that class as set forth on the cover of this prospectus [and with respect to the Class A-2 notes, the initial principal balance of the Class A-2-A notes is assumed to be $[    ] and the initial principal balance of the Class A-2-B notes is assumed to be $[    ]], and interest is assumed to accrue on the notes consistent with the following ranges of per annum coupon rates: Class A-1 notes, [    ]%[-[    ]%], Class A-2[-A] notes, [    ]%[-[    ]%], [Class A-2-B notes, LIBOR + [    ]%[-LIBOR + [    ]%]], Class A-3 notes, [    ]%[-[    ]%], Class A-4 notes, [    ]%[-[    ]%], Class B notes, [    ]%[-[    ]]%, and Class C notes, [    ]%[-[    ]]%].

To calculate the fair value of the issuing entity’s certificates, CONA used a discounted cash flow method which uses the forecasted cash flows payable to the certificates and discounts the value of those cash flows to a present value using a rate intended to reflect a hypothetical market yield of the certificates. CONA used an internal model to project future interest and principal payments on the receivables to be transferred to the issuing entity, the interest and principal payments on each class of notes, the servicing fee, transaction fees and expenses and deposits necessary to fund the reserve account to an amount equal to the specified reserve account balance. The resulting net cash flows to the certificates are discounted to their present value using an expected market yield which takes into account the first loss exposure of the certificates and the credit risks of the receivables.

In connection with the discounted cash flow calculation described above, CONA made the following additional assumptions:

•

interest accrues on the notes at the rates described above [and, in determining the payments on the Class A-2-B notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of the cut-off date, or if such date is not a business day, the next business day];

•	the “clean-up call” option to redeem the notes will be exercised at the earliest opportunity;

•	projected cash flows to the certificates are discounted at [ ]%;

•

interest and principal payments on the receivables are calculated using the hypothetical pools, assumed cut-off dates and related pool characteristics described under “Maturity and Prepayment Considerations”;

•	[during the funding period, all funds on deposit in the pre-funding account will be used to acquire subsequent receivables;]

•	[during the revolving period, all amount otherwise available to make principal payments on the notes will be applied to purchase additional receivables from the depositor;]

•

[the receivables prepay in full at a [    ]% CRR based on amortization arising from prepayments, where “CRR” means the “Conditional Repayment Rate” and which represents the annualized expected rate of voluntary prepayment of principal as a percentage of the outstanding principal balance of the receivables and is one of the primary methodologies used to evaluate such expected voluntary prepayments]; and

•

cumulative net losses on the receivables from the cut-off date through maturity of the receivables, as a percentage of the initial pool balance, equal [    ]%, and from the cut-off date through the optional redemption of the notes, as a percentage of the initial pool balance, equal [    ]% and occur each month at the following rates:

Month	Cumulative Net Loss		Month	Cumulative Net Loss
1	[	●]%	25	[	●]%

2	[	●]%	26	[	●]%

3	[	●]%	27	[	●]%

4	[	●]%	28	[	●]%

5	[	●]%	29	[	●]%

6	[	●]%	30	[	●]%

7	[	●]%	31	[	●]%

8	[	●]%	32	[	●]%

9	[	●]%	33	[	●]%

10	[	●]%	34	[	●]%

11	[	●]%	35	[	●]%

Month	Cumulative Net Loss		Month	Cumulative Net Loss

12	[	●]%	36	[	●]%

13	[	●]%	37	[	●]%

14	[	●]%	38	[	●]%

15	[	●]%	39	[	●]%

16	[	●]%	40	[	●]%

17	[	●]%	41	[	●]%

18	[	●]%	42	[	●]%

19	[	●]%	43	[	●]%

20	[	●]%	44	[	●]%

21	[	●]%	45	[	●]%

22	[	●]%	46	[	●]%

23	[	●]%	47	[	●]%

24	[	●]%	48	[	●]%

[Retained horizontal interest: Cash Reserve Account. In order to satisfy in part its risk retention obligations, CONA will establish and maintain for the issuing entity the reserve account with the indenture trustee for the benefit of the noteholders. This reserve account is structured to be an “eligible horizontal cash reserve account” and will be funded in an amount equal to $[    ], which is expected to represent approximately [    ]% of the fair value of the notes and the certificates on the closing date. Until the interests of the issuing entity are paid in full or the issuing entity is dissolved, amounts on deposit in the reserve account shall be released only in compliance with Rule 4(b)(3) of Regulation RR, including that funds on deposit in the reserve account may not be used to pay amounts due and payable to the servicer for as long as CONA or an affiliate of CONA is the servicer. For all other purposes, the reserve account may be used to make any payments that are due as described under “Application of Available Funds” in this prospectus but are otherwise unpaid, including each of the notes on the final scheduled payment date to the extent collections on the receivables are insufficient to make such payments. The material terms of the reserve account are described in  “Description of the Notes—Credit Enhancement—Reserve Account”.]

THE ORIGINATOR

CONA originated all the receivables included in the transaction described in this prospectus by purchasing motor vehicle retail installment sale contracts from dealers pursuant to dealer agreements between CONA and the dealers. The receivables pool is made up of motor vehicle retail installment sale contracts with obligors classified as “prime” by CONA. The following is a description of the origination, underwriting and servicing procedures used by CONA with respect to the receivables originated by CONA and transferred to the issuing entity.

The standard receivable purchased by CONA is a fully amortizing, level payment receivable with the portion of principal and interest of each level payment determined on the basis of the simple interest method. The interest rate is limited by the state’s maximum applicable interest rate of the state law applicable to that transaction (usually that of the obligor’s home state) at the time of origination. The contract term is determined by a number of factors, including age and mileage of the financed vehicle and obligor preference. Interest rates may be determined on the basis of the credit history of the applicant, as well as the terms of the receivable itself and CONA’s cost of funds.

CONA provides vehicle financing to consumers indirectly through automotive dealerships. Motor vehicle retail installment sale contracts for new and used cars are purchased and originated through motor vehicle dealers (“dealers”), with dealerships in [●] states. Such motor vehicle retail installment contracts are referred to as “contracts.” Each contract is secured by a financed vehicle. Each dealer is required to meet certain minimum standards and is subject to periodic review and evaluation in connection with CONA’s dealer management policies. [CONA has provided vehicle financing under currently outstanding contracts to approximately [●] consumers through a network of approximately [●] dealers.]

All dealers must execute a dealer agreement with CONA that, among other things, sets out the guidelines and procedures of the purchasing and origination process. A dealer that originates contracts for CONA has made representations and warranties with respect to the contracts and the security interests in the motor vehicles relating thereto. These representations and warranties typically relate to the origination of a receivable and the security interest in the related financed vehicle and not to the collectability of the receivable or the creditworthiness of the related obligor. Upon a breach of any representation or warranty made by a dealer with respect to a receivable, these dealer agreements generally give CONA the right to require the dealer to repurchase the contract.

Once an application has been approved by CONA and the contract is submitted by the dealer, the contract is transferred to CONA’s funding department for review. All required information regarding the borrowers and the financed vehicles is processed in the funding department. After the funding review and verification process is completed, the amount financed minus the appropriate fees is transferred to the dealer and the dealer participation is held in reserve to be paid out on a monthly basis. In some circumstances, before or after the transfer of the proceeds to the dealer, CONA will verify certain information such as proof of income, social security number and employment history. In limited circumstances, CONA may also confirm with the obligor that the motor vehicle was delivered and verify information about the vehicle, such as the make, model and accessories. If CONA discovers that the person (or persons) in possession of the financed vehicle is not the obligor (or co-obligor) under the contract, CONA will ask the dealer to repurchase that contract. If the motor vehicle was not delivered or was returned, or if the motor vehicle delivered to the obligor does not match the description provided to CONA of the motor vehicle that secures the contract, the proceeds will generally be returned to CONA by the dealer.

Underwriting

Each application related to a contract is obtained from an applicant by a dealer, forwarded by the dealer to CONA and underwritten by CONA in accordance with CONA’s established underwriting policies. In some cases, an applicant has been pre-qualified by CONA through its online “Auto Navigator” website prior to visiting a dealer; however, even for pre-qualified applicants, a dealer will still forward an application related to a specific contract to CONA for underwriting in accordance with CONA’s underwriting policies. These underwriting policies are intended to assess the applicant’s ability and willingness to repay the amounts due on the contract and to establish the adequacy of the financed vehicle as collateral. The following is a description of CONA’s underwriting processes as it relates to motor vehicle retail installment sale contracts acquired by CONA from dealers.

To evaluate the potential purchase of a receivable from a dealer, CONA must receive a completed credit application, which includes general information about the applicant such as the applicant’s liabilities, income, employment history and other personal information bearing on the decision to extend credit. In addition, specific information with respect to the motor vehicle to be financed that secures or will secure the contract is required to assess the adequacy of the financed vehicle as collateral. Credit applications are not made on forms provided by CONA. An electronic credit report is requested for all applicants and is used in conjunction with the applicant’s personal financial data and CONA’s proprietary scoring model to underwrite the receivables.

Through its underwriting and risk-based pricing system, CONA is able to underwrite applications across a broad credit spectrum. In almost all cases, CONA’s underwriting decisions are based on various standards that are intended to assess the obligor’s ability to repay all amounts due under the contract, the current and expected value of the related financed vehicle as collateral and deal characteristics such as contract term. Underwriting decisions are made primarily on quantitative analysis of the applicant’s credit history and monthly income, the principal amount and term of the receivable and the age, type and market value of the related financed vehicle. Credit approval guidelines are comprised of numerous evaluation criteria, including credit history, employment stability, credit score, collateral characteristics (e.g. make, model, mileage) and deal characteristics and, as the primary criteria, CONA’s proprietary scoring model discussed below. CONA may require receipt of supplementary documents such as proof of income and proof of residence.

The underwriting criteria developed by CONA is implemented for each application submitted using a proprietary scoring model that has enabled CONA to automate the credit decisioning process. In evaluating the potential purchase of a receivable, the proprietary process will indicate automatically whether the related credit application should be approved. The standards (such as contract term, loan-to-value ratio and payment-to-income ratio) utilized by the model may be adjusted pursuant to the terms of the underwriting criteria to reflect the applicable circumstances of a particular obligor and the related receivable. For example, the underwriting criteria may allow a higher loan-to-value ratio for an obligor with a lower payment-to-income ratio. CONA may conduct additional verification investigations as it deems necessary. CONA anticipates that it will continue making additional improvements and modifications to its proprietary scoring model over time to optimize its predictive performance.

CONA’s set of established underwriting policies and use of its automated system are intended to provide a consistent basis for credit decisions, but do not completely supersede all judgmental aspects of the credit decisioning process. CONA has limited ability to approve a credit application that does not otherwise qualify for an approval under the underwriting criteria. In limited circumstances, certain contracts may not be within the parameters of the underwriting policies and may be approved by CONA personnel with appropriate credit authority as an exception to the underwriting criteria based on a judgmental evaluation. CONA’s credit risk management monitors exceptions to the underwriting criteria continuously using an automated tracking tool. [Insert data regarding the number of pool assets that would be exceptions to the underwriting criteria and a description of the nature of the exceptions.] [None of the receivables were approved as an exception to CONA’s underwriting criteria.]

The underwriting criteria are continuously reviewed and updated in response to macro-economic conditions, business strategy and/or portfolio performance. CONA does not expect that any previous modifications or enhancements to its underwriting criteria would result in performance of the receivables in the pool to be materially worse than performance of the vintage pools set forth on Appendix A. See “The Receivables Pool—Static Pool Data”.

With respect to those applications that are approved, the amount and terms of the financing to be offered vary based on, among other things, the credit quality of the applicant, vehicle make, model and age and loan-to-value ratio. The underwriting decision is communicated to the dealer by telephone, a proprietary electronic system or industry-standard electronic means, specifying approval, counter-offer, denial or a need for additional information with respect to the application or proposed contract. If the response requires stipulations to the approval, these are communicated concurrently to the dealer and become a condition of the approval. After approval, if CONA is the chosen source of financing by the dealer, CONA will obtain the necessary documentation for processing, which may include, but is not limited to, the following:

•	a credit application;

•	the fully executed original, electronically authenticated original or authoritative copy of the contract (in each case within the meaning of the UCC);

•	a title application or guarantee of title; and

•	any additional documentation or stipulations as required by CONA.

Generally, once the appropriate documentation is in hand for funding, the file relating to the receivable is forwarded to a funder for a pre-funding review. The funder then reviews the documents for completeness, including the fulfillment of any stipulation and consistency with the application and provides final approval for purchase of the receivable once these requirements have been satisfied. A stipulation is a requirement placed on an approval that does not alter the underlying terms of the contract and is applied during the underwriting or funding process, and may be waived by CONA personnel with the requisite level of authority.

CONA regularly makes a detailed analysis of its portfolio of receivables to evaluate the effectiveness of CONA’s underwriting guidelines. If external economic factors, credit delinquencies or credit losses change, CONA may adjust its underwriting criteria (including deal terms). Additionally, CONA requires dealers to meet certain minimum standards and periodically reviews and evaluates dealers in connection with CONA’s dealer management policies. Deviations by the dealer may trigger investigations by CONA of the dealer in accordance with its dealer management policies. In some circumstances (e.g., the dealer materially breaches its dealer agreement with CONA), CONA may terminate the dealer relationship and/or may sell contracts back to the originating dealer.

Tangible and Electronic Contracting

Receivables contracts are originated in either tangible or electronic form by a dealer. Approximately [    ]% of the receivables in the pool were originated as electronic contracts.

In the case of dealer-originated receivables evidenced by tangible contracts, contract packages are sent by the dealers directly to CONA’s third party document processor. Upon receipt of the tangible contract documentation, that third-party reviews the contract packages for proper documentation and regulatory compliance. CONA’s third-party document processor also electronically scans key documentation to create electronic images and electronically uploads those images into CONA’s origination system of record. After imaging and reviewing the tangible contract documentation, the original documents are sent to CONA by a third party and stored in a fire-resistant vault located on the premises of and managed directly by CONA. Once CONA receives the key documentation from the third party, CONA’s receivables processing department again reviews the documentation for certain specific regulatory compliance items.

In the case of receivables evidenced by electronic contracts, CONA has contracted with two third parties to facilitate the process of creating and storing those electronic contracts. Each third party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. Each third party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third party’s system, a dealer originates electronic retail installment contracts and then transfers these electronic contracts to CONA. The third-party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify CONA as the owner of record of the authoritative copy and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record. The determination of which of the two contracted third parties is used to create and store an electronic contract is dependent upon the originating dealer’s preferences and systems. Once dealer-originated receivables are cleared for funding, the funds are transferred, electronically or via check, to the dealer.

THE SERVICER

CONA, operating through its Capital One Auto Finance division, will be the servicer. CONA has been servicing motor vehicle receivables since [●]. [The aggregate amount of retail installment sale contracts [and installment loans] serviced by CONA that were originated directly or acquired by CONA and its affiliates (including predecessors in interest) is approximately $[●] billion.]

The tables set forth below under “The Receivables Pool—Delinquencies, Repossessions and Net Credit Losses” summarize the delinquency, repossession and loss experience of the portfolio of automobile contracts originated through motor vehicle dealers, classified as “prime” and owned and serviced by CONA.

The following is a description of CONA’s servicing procedures as they relate to its “prime” contracts originated through motor vehicle dealers, which includes all of the receivables included in this transaction. CONA originates across a broad credit spectrum through a variety of channels, and may have different servicing procedures for other credit tiers and channels.

CONA regularly tests new servicing strategies on a small portion of its managed portfolio of auto receivables to develop and refine its servicing practices. CONA has made and continues to make adjustments to its customary servicing practices over time, particularly in the areas of collections timing, collections intensity, repossession timing and business processes and workflow. Common areas tested also include collections intensity, extension eligibility and repossessed vehicle liquidation methods. Most of these adjustments are introduced on a limited and controlled trial basis and may be implemented program-wide after CONA determines that those adjustments will result in an overall improvement in servicing and collections. The servicer’s specific servicing policies and practices may change over time.

[Disclose any material changes to the servicer’s policies or procedures in the servicing function as contemplated by Item 1108(b)(3).]

Pursuant to the servicing agreement, the servicer will service the receivables on behalf of the issuing entity in accordance with the servicing agreement and in accordance with its customary servicing practices, using the degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The servicer will have full power and authority to do any and all things in connection with servicing, collecting, enforcing and administering the receivables in accordance with its customary servicing practices, subject to certain limitations described in the servicing agreement. The servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. The servicer will be responsible for determining the allocations of collections and other funds for the issuing entity to make payments on the notes and other liabilities of the issuing entity and directing the trustees and paying agents for the issuing entity to make such payments. The servicer will also be responsible for providing monthly reports and filing periodic reports with the SEC. The servicer is permitted to delegate any or all of its servicing duties to its affiliates, or specific duties to unaffiliated parties, provided that the servicer will remain obligated and liable for the performance of any duties that it delegates to another entity as if the servicer alone were servicing the receivables.

See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement” for a description of the servicing agreement and the various duties under servicing agreement.

Servicing

CONA, as the servicer, will be responsible for managing, administering, servicing and making collections on the receivables which may include, among other tasks and subject in all cases to the servicer’s customary servicing practices:

•

Customer service: responding to obligor inquiries, providing obligors with payment and balance information, document file and account record keeping, vehicle title processing, collection and posting of payments, and processing rebates for cancelled products financed through the receivable.

•	Collections: monitoring delinquencies, initiating collections activities, pursuing collateral remedies including skip tracing, repossession, and liquidation of repossessed vehicles.

•	Loss Mitigation: recovery of deficiency balances, servicing of accounts in bankruptcy, and legal recourse to foreclose upon the financed vehicle when self-help repossession efforts have failed.

•	Trust-related activities: furnishing monthly and annual statements to the indenture trustee with respect to distributions on securitization transactions.

Customer service: The servicer uses multiple technologies to provide customer service. For inbound calls from obligors, the servicer uses smart call routing to identify if the call is a collections or customer service call and to route that call to the appropriate department. With limited exceptions, the servicer also maintains an escalations group to handle non-typical calls. Obligors have the ability to perform basic servicing functions for their own accounts through a secure on-line environment or mobile application, and the servicer anticipates ongoing technological advancements. Obligors may make payments through a variety of methods, which may be modified from time to time, including mail payments, automatic withdrawal, the mobile application, wire transfer, check-by-phone both through an inbound voice response unit and through a live associate, and, in the future through debit card with a third party service provider. The servicer also utilizes third-parties to provide services such as payment processing, insurance processing, bankruptcy processing, title perfection services and recovering deficiency balances.

Collections

The servicer utilizes several methods to contact delinquent customers including telephone contact, letters, e-mail and telephone messages. Collectors do not currently, but may in the future, use automated systems such as computer controlled telephone dialing systems to increase the number of delinquent accounts that can be managed by each collector. The servicer also utilizes third-parties to provide certain collections services.

The servicer’s collection system provides relevant obligor information and records of all receivables. The system also maintains a record of an obligor’s promise to pay and affords supervisors the ability to review collection personnel activity and to modify collection priorities with respect to contracts. The servicer may charge (or waive, in its discretion) late fees and other administrative fees or similar charges allowed by applicable law with respect to any receivable.

Extensions and Modifications

Willingness to Adjust Contract Terms: Contract extensions are considered an acceptable means of bringing delinquent accounts into current status. In some circumstances, the servicer, in its own discretion, may permit an extension on or deferral of payments due on receivables on a case-by-case basis or may permit extensions or deferrals more broadly in accordance with its customary servicing practices, for example, in connection with a natural disaster affecting a large group of obligors. Extensions and modifications are governed by strict guidelines, which may be modified from time to time, in accordance with the servicer’s customary servicing practices and are not granted to forestall an inevitable loss.

Timelines for Activation of other Collection Remedies: The decision to repossess the collateral generally depends upon the delinquency status and other risk characteristics of the account. The servicer will generally initiate repossession of the financed vehicle based on a proprietary algorithm which takes into account the number of days the account is delinquent and certain other factors relating to the receivable and the obligor.

Loss Mitigation

Repossessions are conducted by third parties selected by the servicer who are engaged in the business of repossessing vehicles for secured parties. The servicer has relationships with a wide range of repossession agencies across the country that are familiar with the unique repossession laws of the jurisdictions in which they operate. When cars are repossessed, they are generally sold in various auctions across the country. Upon repossession and sale of a financed vehicle, the servicer will determine whether to pursue a deficiency judgment in accordance with its customary servicing practices and the requirements of applicable law. However, a deficiency judgment would be a personal judgment against the obligor, and a defaulting obligor generally would have few sources of income available to pay a deficiency judgment, as discussed below under “Material Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds.” The servicer uses a combination of dedicated internal departments and third parties to pursue bankruptcy and, if applicable, deficiency recovery against obligors who have defaulted on their receivables and legal recourse to secure a vehicle when self-help repossession efforts have failed. The servicer has a dedicated skip tracing department that utilizes both internal and external resources to find obligors and the collateral if a delinquent obligor and the related financed vehicle cannot be located.

Physical Damage and Liability Insurance

Each obligor on a receivable will be contractually required to maintain insurance covering physical damage to the obligor’s financed vehicle until the loan is paid in full or the servicer sells the vehicle. Each contract requires that the obligor obtain coverage for the financed vehicle against loss and damage due to fire, theft, transportation, collision and other risks covered by comprehensive coverage. CONA is not required to monitor whether obligors maintain insurance policies on the related vehicles.

Prior Securitization Transactions

None of the prior motor vehicle receivables securitization transactions sponsored by CONA or Capital One Auto Finance, Inc., a former subsidiary of Capital One Financial Corporation, have experienced early amortizations, servicer defaults or events of default. Neither CONA nor the issuing entity can guarantee that there will not be any breaches of performance triggers, early amortizations, servicer defaults or events of default in the future.

THE ASSET REPRESENTATIONS REVIEWER

[    ], a [            ], will act as the asset representations reviewer pursuant to an agreement between the sponsor, the servicer, the issuing entity and the asset representations reviewer (the “asset representations review agreement”). [            ] has offices at [            ]. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving motor vehicle receivables.]

The asset representations reviewer is not affiliated with the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any of their affiliates, nor has the asset representations reviewer or any of its affiliates been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. The asset representations reviewer may not resign unless (a) the asset representations reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables, (b) upon determination that the performance of its duties under the asset representations review agreement is no longer permissible under applicable law or (c) if the asset representations reviewer does not receive payment in full of any amounts required to be paid to the asset representations reviewer for a period of [90] days after written notice of such failure is delivered by the asset representations reviewer to the issuing entity, the sponsor and the indenture trustee. Without limiting the foregoing, the asset representations reviewer must promptly resign if it is merged into or becomes an affiliate of the sponsor, the servicer, the depositor, the indenture trustee, the owner trustee, or any person (or an affiliate of any person) hired by the sponsor or an underwriter to perform pre-closing due diligence work on the receivables. Further, the indenture trustee may, or, at the direction of the noteholders evidencing a majority of the aggregate outstanding amount of the notes shall, terminate the rights and obligations of the asset representations reviewer upon the occurrence of one of the following events:

•

[the asset representations reviewer becomes affiliated with (i) the sponsor, the depositor, the servicer, the indenture trustee, the owner trustee or any of their affiliates or (ii) any person that was engaged by the sponsor or any underwriter to perform any due diligence on the receivables prior to the closing date;]

•	[the asset representations reviewer breaches any of its representations, warranties, covenants or obligations in the asset representations review agreement;] or

•	[a bankruptcy event with respect to the asset representations reviewer occurs.]

Following the resignation or removal of the asset representations reviewer, (i) if the Delinquency Percentage has exceeded the Delinquency Trigger as of the most recent payment date, the indenture trustee (at the direction of the noteholders, provided, that if the indenture trustee has received conflicting or inconsistent requests from two or more groups of noteholders, each representing less than the majority of the Note Balance, the indenture trustee shall follow the direction of the noteholders representing the greater percentage of the Note Balance) and (ii) if the Delinquency Percentage has not exceeded the Delinquency Trigger as of the most recent payment date, the sponsor, will appoint a successor asset representations reviewer. If the asset representations reviewer has resigned or has been removed, replaced or substituted, or if a new asset representations reviewer has been appointed, then the depositor will specify on the Form 10-D filed after the collection period in which the event occurred the date of the event and the circumstances surrounding the resignation, removal, substitution or appointment, as applicable. Except for a permitted resignation pursuant to the asset representations review agreement, the asset representations reviewer shall pay the reasonable expenses (including the fees and expenses of counsel) of transitioning the asset representations reviewer’s obligations under the asset representations review agreement and preparing the successor asset representations reviewer to take on such obligations.

The asset representations reviewer will be responsible for reviewing the Subject Receivables (as defined under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review—Delinquency Trigger” below) for compliance with the representations and warranties made by the sponsor on the receivables if the conditions described below under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review” are satisfied. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review—Fees and Expenses for Asset Review” below and will be indemnified as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review—Indemnification and Limitation of Liability of Asset Representations Reviewer” below. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Asset Representations Review” below.

[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]

[[    ] (the “Counterparty”) will be the [swap counterparty][cap provider] if any floating rate notes are issued. The Counterparty is the principal subsidiary of [            ], a [            ]. The Counterparty is a [            ] with its principal place of business located at [            ]. [To be inserted: description of the general character of the business of the swap counterparty].

[Insert disclosure required by Item 1115 of Regulation AB.]

[The long-term credit rating assigned to the swap counterparty by Moody’s is currently “[    ]” and by Standard and Poor’s is currently “[    ].” The short term credit rating assigned to the swap counterparty by Moody’s is currently “[    ]” and by Standard and Poor’s is currently “[    ].”]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in “The Notes—Interest Rate [Cap][Swap] Agreement(s)” in this prospectus.

[Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap agreement is less than 10%].

CONA, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][swap counterparty] and its affiliates.]

AFFILIATIONS AND CERTAIN RELATIONSHIPS

The following parties are all affiliates and are all direct or indirect subsidiaries of Capital One Financial: the depositor, [Capital One], as one of the underwriters and CONA, as the originator, as servicer, as sponsor and as administrator. None of the indenture trustee, the owner trustee or the asset representations reviewer is an affiliate of any of the foregoing parties. The indenture trustee is an affiliate of one of the underwriters. Additionally, none of the indenture trustee, the owner trustee or the asset representations reviewer is an affiliate of one another. [Describe any material affiliates.]

THE RECEIVABLES POOL

The issuing entity will own a pool of receivables consisting of motor vehicle retail installment sale contracts secured by new and used automobiles, light-duty trucks, SUVs and vans. The pool will consist of the receivables that the sponsor will sell to the depositor on the closing date, and that the depositor will simultaneously transfer to the issuing entity on the closing date. The receivables will include payments on the receivables that are made after the cut-off date. [The purchase price paid by the issuing entity for each receivable included in the issuing entity property will reflect the outstanding principal balance of the receivable as of the cut-off date.]

The characteristics set forth in this section are based on the pool of receivables as of the cut-off date.

Exceptions to Underwriting Criteria

As described under “The Originator” above, under CONA’s origination process and based on CONA’s automated underwriting process, credit applications are evaluated when received and are either approved, declined, or counter-offered. In limited circumstances, some contracts may be approved by CONA under an exception to CONA’s underwriting criteria based on a judgmental evaluation.

[Insert data regarding the number of pool assets that would be exceptions to the underwriting criteria and a description of the nature of the exceptions.]

[The sponsor elected to include the receivables approved by CONA as exceptions to CONA’s [automated] underwriting criteria because the existence of an underwriting exception was not an eligibility criterion used by CONA to select the pool assets [and CONA selected the pool assets randomly from eligible assets in its portfolio of retail installment sale contracts categorized as “prime”].] [None of the receivables were approved as an exception to CONA’s underwriting criteria.]

Criteria Applicable to Selection of Receivables

The receivables sold to the issuing entity on the closing date will be selected for inclusion in the pool by several criteria. These criteria include the requirement that each receivable as of the [applicable] cut-off date (or such other date as may be specifically set forth below):

•	has been fully and properly executed or electronically authenticated by the obligor thereto;

•	has been originated by a dealer to finance the retail sale by that dealer of the related financed vehicle and has been purchased by CONA from that dealer;

•

as of the closing date, will be secured by a first priority validly perfected security interest in the financed vehicle in favor of CONA, as secured party, or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle in favor of CONA, as secured party;

•	contains customary and enforceable provisions such that the rights and remedies of the holder thereof are adequate for realization against the collateral of the benefits of the security;

•

provided, at origination, for level monthly payments which fully amortize the initial principal balance over the original term; provided, that the amount of the first or last scheduled payment may be different from the level payment but in no event more than three times the level monthly payment;

•	was originated in the United States;

•	is secured by a new or used automobile, light-duty truck, SUV or van;

•	has a contract rate of at least [ ]%;

•	had an original term to maturity of not more than [ ]months and has a remaining term to maturity, as of the [applicable] cut-off date, of not more than [ ] months and not less than [ ] month[s];

•	has an outstanding principal balance of at least $[ ];

•	has a final scheduled payment due on or before [ ];

•	was not more than [29] days past due as of the [applicable] cut-off date;

•	was not noted in the records of the servicer as being the subject of any verified bankruptcy or insolvency proceeding;

•	is a simple interest receivable;

•	provides that a prepayment by the related obligor will fully pay the principal balance and accrued interest through the date of prepayment based on the receivable’s contract rate;

•

the receivable complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date, or (ii) would not render such receivable unenforceable or create liability for the depositor or the issuing entity, as an assignee of such receivable;

•

the receivable constitutes the legal, valid and binding payment obligation in writing of the obligor, enforceable by the holder thereof in accordance with its terms, except (i) as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, liquidation or other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally and (ii) as such receivable may be modified by the application after the [applicable] cut-off date of the Servicemembers Civil Relief Act, as amended, to the extent applicable to the related obligor;

•

the receivable has not been satisfied, subordinated or rescinded nor do the records of the servicer indicate that the related financed vehicle been released from the lien of such receivable in whole or in part;

•

except for payment delinquencies continuing for a period of not more than [29] days as of the [applicable] cut-off date or the failure of the obligor to maintain physical damage insurance covering the related financed vehicle in accordance with the requirements of the receivable, the records of the servicer did not disclose that any default, breach, violation or event permitting acceleration under the terms of the receivable existed as of the [applicable] cut-off date;

•	the receivable requires that the obligor thereunder obtain physical damage insurance covering the related financed vehicle;

•

the obligor on the receivable is not the United States of America or any state thereof or any local government, or any agency, department, political subdivision or instrumentality of the United States of America or any state thereof or any local government;

•

has been originated in, or is subject to the laws of, any jurisdiction under which the sale, transfer, assignment, contribution, conveyance or pledge of such receivable would be unlawful, void, or voidable;

•	the receivable constitutes either “tangible chattel paper,” “electronic chattel paper,” an “account,” an “instrument,” or a “general intangible,” each as defined in the UCC;

•	there is only one executed original, electronically authenticated original or authoritative copy of the contract (in each case within the meaning of the UCC) related to the receivable; and

•

the records of the servicer do not reflect any material facts which have not been remediated or cured which would constitute the basis for any right of rescission, offset, claim, counterclaim or defense with respect to such receivable or the same being asserted or threatened with respect to such receivable.

As of the closing date and immediately prior to the sale and transfer contemplated in the sale agreement, the seller will have good and marketable title to and is the sole owner of each receivable free and clear of all liens (except any lien which will be released prior to assignment of such receivable thereunder), and, immediately upon the sale and transfer thereof, the issuing entity will have good and marketable title to each receivable, free and clear of all liens (other than permitted liens).

The receivables will be selected from the portfolio of retail installment sales contracts for new and used vehicles acquired by the sponsor from dealers and serviced by the servicer, in each case meeting the criteria described above. No selection procedures known or intended to be adverse to the issuing entity will be utilized in selecting the receivables. As of the cut-off date, no receivable in the pool has a scheduled maturity later than [    ] [and none of][[    ]% of] the receivables in the pool were evidenced by electronic contracts.

For a description of the depositor’s review of the receivables in the pool and the disclosure regarding those receivables included in this prospectus, see “—Review of the Receivables Pool” below.

The tables below set forth the composition, geographic distribution by state of the obligor, distribution by outstanding principal balance, distribution by contract rate, and distribution by FICO® score, in each case, of the receivables as of the cut-off date.

[Additional receivables sold to the issuing entity during the [revolving][pre-funding] period must meet substantially similar criteria. However, these criteria will not ensure that each subsequent pool of additional receivables will share the exact characteristics as the initial pool of receivables. As a result, the composition of the aggregate pool of receivables will change as additional receivables are purchased by the issuing entity on each distribution date during the [revolving][pre-funding] period. We believe that no selection procedures adverse to the noteholders will be utilized in selecting the additional receivables.]

Asset Level Information

The issuing entity has provided asset-level information regarding the receivables that will be owned by the issuing entity as of the closing date (the “asset-level data”) as an exhibit to a Form ABS-EE filed by the issuing entity by the date of filing of this prospectus, which is hereby incorporated by reference. The asset-level data comprises each of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each receivable, the related asset number, the reporting period covered, general information about the receivable, information regarding the related financed vehicle, information about the related obligor, information about activity on the receivable and information about modifications of the receivable during the reporting period. In addition, the issuing entity will provide updated asset-level data with respect to the receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.

Pool Stratifications

The composition, distribution by contract rate, geographic distribution by state of residence of the obligor, distribution by outstanding principal balance and distribute by FICO® score, in each case of the receivables as of the [statistical cut-off] date are set forth in the tables below.

Composition of the [Statistical] Pool of Receivables

As of the [Statistical] Cut-off Date

Total
Aggregate Outstanding Principal Balance
Number of Receivables
Percentage of Aggregate Outstanding Principal Balance
Average Outstanding Principal Balance
Range of Outstanding Principal Balances
Weighted Average Contract Rate(1)
Range of Contract Rates
Weighted Average Remaining Term(1)
Range of Remaining Terms(2)
Weighted Average Original Term(1)
Range of Original Terms(2)
Weighted Average FICO® Score(1)
Weighted Average Loan-to-Value Ratio(1)
Percentage of New Vehicles
Percentage of Used Vehicles

(1)	Weighted by outstanding principal balance as of the cut-off date.
(2)

Characteristics in the table related to the term of the receivables may differ from the asset-level data included as an exhibit to Form ABS-EE due to differences in how term is calculated for the securitized pool and how term is required to be calculated for asset-level data.

Distribution of the [Statistical] Pool of Receivables by Contract Rate

As of the [Statistical] Cut-off Date

Contract Rate Range	Number of Receivables	Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance	Percentage of Total Aggregate Outstanding Principal Balance(1)
2.00 - 2.99%
3.00 - 3.99			%	$		%
4.00 - 4.99
5.00 - 5.99
6.00 - 6.99
7.00 - 7.99
8.00 - 8.99
9.00 - 9.99
10.00 - 10.99
11.00 - 11.99
12.00 - 12.99

Total			%	$		%

(1)	Sum may not equal 100% due to rounding.

Distribution of the [Statistical] Pool of Receivables

By FICO® Score

[As of the [Statistical] Cut-off Date]

FICO® Score Range(1)	Number of Receivables	Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance	Percentage of Total Aggregate Outstanding Principal Balance(2)
Less than 700
700 – 720			%	$		%
721 – 740
741 – 760
761 – 780
781 – 800
801 – 820
821 – 840
841 – 860
861 – 880
881 – 899

Total			%	$		%

(1)	FICO® is a federally registered trademark of Fair Isaac Corporation. [The FICO® score information in the table above was obtained at origination of the applicable receivables and does not reflect the FICO® scores of the obligors as of the cut-off date.]
(2)	Sum may not equal 100% due to rounding.

Distribution of the [Statistical] Pool of Receivables

By Outstanding Principal Balance

As of the [Statistical] Cut-off Date

Outstanding Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)		Aggregate Outstanding Principal Balance	Percentage of Total Aggregate Outstanding Principal Balance(1)
$0.01 - $5,000.00
$5,000.01 - $10,000.00			%	$		%
$10,000.01 - $15,000.00
$15,000.01 - $20,000.00
$20,000.01 - $25,000.00
$25,000.01 - $30,000.00
$30,000.01 - $35,000.00
$40,000.01 - $45,000.00
$45,000.01 - $50,000.00
$50,000.01 - $55,000.00
$55,000.01 - $60,000.00
$60,000.01 - $65,000.00
$65,000.01 - $70,000.00
$70,000.01 - $75,000.00
Greater than $75,000.00

Total			%	$		%

(1)	Sum may not equal 100% due to rounding.

Geographic Distribution of the [Statistical] Pool of Receivables By State of Residence

As of the [Statistical] Cut-off Date

State(1)	Number of Receivables	Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance	Percentage of Total Aggregate Outstanding Principal Balance(2)
Alabama			%	$		%
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia
Washington
Washington, D.C.
West Virginia
Wisconsin
Wyoming

Total			%	$		%

(1)	Based on the billing address of the obligor on the receivables.
(2)	Sum may not equal 100% due to rounding.

As described under “The Originator—Underwriting” in this prospectus, there are limited credit-related exceptions to the originator’s underwriting criteria. The originator’s credit risk management monitors exceptions to the underwriting criteria on a monthly basis.

[Insert data regarding the number of pool assets that would be exceptions to the underwriting criteria and a description of the nature of the exceptions.]

[To be included if the pool will include receivables that have been extended prior to the initial cut-off date, if applicable:

As described under “The Originator—Underwriting”, the originator offers certain obligors credit-related extensions. As of the initial cut-off date, less than [    ]% of the receivables (by aggregate cut-off date balance) were extended by the originator.]

[To be included if the pool will include receivables that were subject to temporary payment reductions prior to the cut-off date, if applicable:

As described under “The Originator—Underwriting”, the originator offers certain obligors payment deferrals. As of the cut-off date, payment deferrals were applied by the originator to less than [    ]% of the receivables (by aggregate initial cut-off date balance).]

[To Be Inserted: For any one state or other geographic region where 10% or more of the pool assets are or will be located, description of any economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows.]

[To Be Inserted: For any other material concentration of receivables, description of any economic or other factors specific to that concentration that may materially impact the pool assets or pool asset cash flows.]

Delinquencies, Repossessions and Net Credit Losses

The following tables provide information relating to delinquency, repossession and credit loss experience for each period indicated with respect to all motor vehicle retail sale installment sale contracts originated and serviced by CONA which are considered to be in the “prime” category. The “prime” characterization of receivables is based on a number of factors and changes from time to time, and general economic conditions change from time to time. Consequently, the delinquency, repossession and credit loss experience with respect to the receivables in the receivables pool may not correspond to the delinquency, repossession and credit loss experience of the receivables servicing portfolio set forth in the following tables. See “The Originator—Underwriting” and “Risk Factors—Credit scores and historical loss experience may not accurately predict the likelihood of delinquencies, defaults and losses on the receivables” in this prospectus.

This information includes the experience with respect to all “prime” category receivables originated and serviced by CONA as of each respective date or during each listed period, [including those sold in “whole loan sales” with servicing retained]. Although CONA originates and services receivables classified at origination in the “below-prime” category, this segment of CONA’s portfolio is excluded from the following delinquency and credit loss experience tables. The following statistics include receivables with a variety of payment and other characteristics that may not correspond to the receivables in the receivables pool. As a result, the delinquency, repossession and credit loss experience with respect to the receivables in the receivables pool may not correspond to the delinquency, repossession and credit loss experience of the receivables servicing portfolio set forth in the following tables.

Net dollar losses are an amount equal to gross losses minus recoveries, each for the period indicated in the charts below. Gross losses represent the arithmetic sum of all receivables that were charged off during the applicable period. However, for accounts repossessed and sold in the same month, gross losses are net of proceeds received on the repossessed vehicle. Recoveries are collections received in respect of charged-off receivables during the applicable period and represent cash payments received with respect to the deficiency balance of previously charged-off accounts and repossession proceeds for vehicles repossessed and sold in separate months. Recoveries do not include repossession proceeds received from accounts repossessed and sold in the same month. Receivables are charged off if [(a) all or any part of a scheduled payment is 120 or more days past due and CONA has not repossessed the related financed vehicle, (b) CONA has either repossessed and liquidated the related financed vehicle or repossessed and held the related financed vehicle in its repossession inventory for 90 days, whichever occurs first, or (c) CONA has, in accordance with its customary servicing practices, determined that such receivable has been or should be written off as uncollectible].

Delinquency Experience

As of [ ],
	20[ ]			20[ ]
	Dollars	Percent		Dollars	Percent
Number of Receivables Outstanding
Principal Amount of Receivables Outstanding(1)	$
Delinquencies(2)(3)	$		%			%
30-59 days	$		%			%
60-89 days	$		%			%
90 days & over	$		%			%

Total 30+ days Delinquencies(4)	$		%	$		%

Total 60+ days Delinquencies(4)	$		%	$		%

As of December 31,
	20[ ]			20[ ]			20[ ]
	Dollars	Percent		Dollars	Percent		Dollars	Percent
Number of Receivables Outstanding
Principal Amount of Receivables Outstanding(1)	$			$			$
Delinquencies(2)(3)
30-59 days	$		%	$		%	$		%
60-89 days	$		%	$		%	$		%
90 days & over	$		%	$		%	$		%

Total 30+ days Delinquencies(4)	$		%	$		%	$		%

Total 60+ days Delinquencies(4)	$		%	$		%	$		%

As of December 31,
	20[ ]			20[ ]
	Dollars	Percent		Dollars	Percent
Number of Receivables Outstanding
Principal Amount of Receivables Outstanding(1)	$		%	$		%
Delinquencies(2)(3)
30-59 days	$		%	$		%
60-89 days	$		%	$		%
90 days & over	$		%	$		%

Total 30+ days Delinquencies(4)	$		%	$		%

Total 60+ days Delinquencies(4)	$		%	$		%

(1)	Receivables outstanding include receivables that have been sold and remain serviced by the originator and its affiliates.
(2)

The servicer considers a receivable delinquent when an obligor fails to make [less than [     ]%][all but $[         ]] of a scheduled payment by the due date. The period of delinquency is based on the number of days payments are contractually past due.

(3)	Delinquencies include repossessions on hand.
(4)	The sum of the delinquencies may not equal the Total 30+ Delinquencies and Total 60+ Delinquencies due to rounding.

Credit Loss Experience

	For the [ ] months ended [ ],				For the year ended December 31,
	20[ ]		20[ ]		20[ ]		20[ ]
Principal Outstanding at Period End	$		$		$		$
Average Principal Outstanding During the Period(1)(2)	$		$		$		$
Number of Receivables Outstanding at Period End(1)
Gross Losses
Recoveries
Net Dollar Loss(3)	$		$		$		$
Net Losses as a Percent of Average Principal Amount Outstanding(4)		%		%		%		%

For the year ended December 31,
	20[ ]		20[ ]		20[ ]
Principal Outstanding at Period End	$		$		$
Average Principal Outstanding During the Period(1)(2)	$		$		$
Number of Receivables Outstanding at Period End(1)
Average Number of Receivables Outstanding During the Period(2)
Number of Repossessions
Number of Repossessions as a Percent of Average Number of Receivables Outstanding(4)		%		%		%
Gross Losses	$		$		$
Recoveries		%		%		%
Number of Assets with Recovery
Net Dollar Loss(3)
Net Losses as a Percent of Average Principal Amount Outstanding(4)
Number of Assets Experiencing Loss(3)
Number of Assets with Recovery
Average Net Dollar Loss(5)

(1)	Number of receivables outstanding and average Principal Balance outstanding include receivables that have been sold and remain serviced by the originator and its affiliates.
(2)	Averages are calculated based on beginning and end of period balances.
(3)	Net Dollar Loss is equal to serviced losses excluding accounting accruals.
(4)	Percentages for the [ ] months ended [ ], 20[ ] and [ ], 20[ ] are annualized.
(5)	Average Net Dollar Loss equals the Net Dollar Loss divided by the Number of Assets Experiencing Loss.

In addition to the payment and other characteristics of a pool of receivables, delinquencies, repossessions and credit losses are also affected by a number of social and economic factors, including changes in interest rates and unemployment levels, and we cannot predict the level of future total delinquencies or the severity of future credit losses as a result of these factors. Accordingly, the delinquency, repossession and credit loss experience of the receivables may differ from those shown in the foregoing tables.

See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement” in this prospectus for additional information regarding the servicer.

Delinquency Experience Regarding the Pool of Receivables

The following table sets forth the delinquency experience regarding the pool of receivables as of the cut-off date. The servicer considers a receivable delinquent when an obligor fails to make [less than [    ]%][all but $[        ]] of a scheduled payment by the due date. The period of delinquency is based on the number of days payments are contractually past due. As of the cut-off date, none of the receivables in the pool were delinquent by more than 30 days.

Historical Delinquency Status	Number of Receivables	Percentage of Total Number of Receivables(2)		Aggregate Outstanding Principal Balance	Percentage of Total Aggregate Outstanding Principal Balance(2)
Delinquent no more than once for 30-59 days(1)			%	$		%
Delinquent more than once for 30-59 days but never for 60 days or more			%			%
Delinquent at least once for 60 days or more			%			%

Total		100.00%		$	100.00%

(1)

The servicer considers a receivable delinquent when an obligor fails to make [less than [     ]%][all but $[         ]] of a scheduled payment by the due date. The period of delinquency is based on the number of days payments are contractually past due. Delinquent no more than once for 30-59 days represent accounts that were never delinquent or were delinquent one time but never exceeded 59 days past due.

(2)	Sum of percentages may not equal 100% due to rounding.

Static Pool Data

Appendix A to this prospectus (“Appendix A”) sets forth available information regarding characteristics of motor vehicle retail sale installment contracts originated and serviced by CONA and classified as “prime” by vintage origination year for the past five years, including the aggregate original and month-end (as of [            ], 20[    ]) principal balance, the original and month-end (as of                [            ], 20[    ]) number of receivables, the average original and month-end (as of [            ], 20[    ]]) principal balance, the weighted average original and the month-end (as of [            ], 20[    ]) contract rate, the pool factor as of [            ], 20[    ], the weighted average age as of [            ], 20[    ], the weighted average original term, the weighted average remaining term as of [            ], 20[    ], the weighted average FICO® score, the distribution of the pool of receivables by original contract rate range, the percentage of new financed vehicles, the percentage of used financed vehicles and the geographic distribution of the pool of receivables. Appendix A also sets forth in tabular and graphical format static pool information on a monthly basis regarding the monthly delinquency rates, cumulative losses and prepayment data for receivables included in CONA’s managed portfolio with respect to each vintage year. The characteristics of each receivables pool described above are based on the characteristics of all of the receivables included in that pool as of their respective dates of origination and as of [            ], 20[    ].]

[If applicable, insert a description of how the static pool differs from pool underlying the securities, such as the extent to which the pool underlying the securities was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

Review of the Receivables Pool

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool and the disclosure relating to the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide the depositor with reasonable assurance that the Rule 193 Information is accurate in all material respects.

The depositor determined the Rule 193 Information to be covered and identified the scope and type of review procedures to be utilized for each portion of the Rule 193 Information. The Rule 193 Information consisting of factual information was reviewed and approved by responsible internal personnel at the depositor to ensure its accuracy. The depositor also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared that Rule 193 Information to the transaction documents to ensure the descriptions were accurate. The depositor also consulted with internal regulatory personnel and counsel and external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

The depositor performed a review of the Rule 193 Information to confirm that the receivables in the [statistical] pool [as of the initial cut-off date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cut-off date)] satisfied the criteria set forth under “The Receivables Pool—Criteria Applicable to Selection of Receivables” in this prospectus. The depositor verified the individual receivables data contained in the depositor’s data tape. The data tape is an electronic record from the auto loan databases maintained by CONA, which includes certain attributes of the receivables. The depositor selected a random sample of [    ] receivable files [relating to the initial receivables [and receivables with characteristics similar to the initial receivables]] to confirm certain data points, such as FICO® score, APR and origination date, conformed to the applicable information on the data tape. The depositor also compared the statistical information contained in the tables under “The Receivables Pool” in this prospectus to data in, or derived from, the data tape. The depositor recalculated the statistical information relating to the receivables in the pool using the applicable information on the data tape and verified that the recalculated information agreed to the information presented in this prospectus. The depositor’s control environment includes periodic internal control reviews and internal audits of various processes, including its origination and reporting system processes, and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

[As described under “The Receivables Pool” in this prospectus, some of the information in this prospectus pertains to a statistical pool rather than the actual pool of receivables to be transferred to the issuing entity. The actual pool will be identical to the statistical pool in all respects except that (a) receivables which became ineligible as of the actual cutoff date will be excluded, including those which became more than 30 days past due and (b) additional similar receivables, including receivables originated after the statistical cutoff date but prior to the actual cutoff date, were included in the actual pool. The characteristics of the receivables sold to the issuing entity on the closing date are not expected to vary materially from the characteristics of the receivables in the statistical pool as described in this prospectus. The additional receivables to be added will be selected from the same or similar data tapes created from the depositor’s auto loan databases in the same manner as the data tape used to select the statistical pool. The depositor believes that the verification of certain information, numeric comparisons and recalculations, internal control reviews and other review procedures described above provide similar reasonable assurance that the information in CONA’s auto loan databases and data tape relating to the actual pool is reliable in all material respects.]

Portions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor. The depositor determined the nature, extent and timing of the review and the sufficiency of the assistance provided by the third parties for purposes of its review. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

After undertaking the review described above, the depositor has concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.

Repurchases and Replacements

[No assets were securitized by the sponsor in the same asset class as the transaction described in this prospectus since 2007, and consequently there were no outstanding asset-backed securities in the same asset class held by non-affiliates of the sponsor during the three-year period ended [                    ], 20[    ].]

[No assets securitized by the sponsor in the same asset class as the transaction described in this prospectus were the subject of a demand to repurchase or replace for breach of the representations and warranties during the three-year period ending [                    ], 20[    ].] Please refer to the Form ABS-15G filed by the depositor on [                    ], 20[    ] for additional information. The CIK number of the depositor is 0001133438.

[From time to time in the past CONA has repurchased certain securitized assets for breach of the applicable representations and warranties. Such securitized assets were repurchased voluntarily and were not the subject of a demand to repurchase or replace for breach of the representations and warranties.]

MATURITY AND PREPAYMENT CONSIDERATIONS

The weighted average life of the notes will generally be influenced by the rate at which the principal balances of the receivables are paid, which payments may be in the form of scheduled payments or prepayments. Each receivable is prepayable in full by the obligor at any time. [The weighted average life of the notes will also be influenced by the ability of the issuing entity to reinvest collections on the receivables during the revolving period. The ability of the issuing entity to reinvest those proceeds will be influenced by the availability of suitable receivables for the issuing entity to purchase and the rate at which the principal balances of the receivables are paid.] Full and partial prepayments on motor vehicle receivables included in the issuing entity property will be paid or distributed to the noteholders on the next payment date following the collection period in which they are received. To the extent that any receivable included in the issuing entity property is prepaid in full by the obligor, purchased by the servicer as a result of a breach of a covenant related to its servicing duties or as a result of a reduction in the contract rate of the receivable other than as required by applicable law (including, without limitation, the Servicemembers Civil Relief Act) or court order, each as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Modifications of Receivables and Extensions of Receivables Final Payment Dates,” or repurchased by CONA as a result of a breach of a representation or warranty regarding the characteristics of a receivable to be transferred to the issuing entity as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Representations and Warranties” or otherwise, the actual weighted average life of the receivables included in the issuing entity property will be shorter than a weighted average life calculation based on the assumptions that payments will be made on schedule and that no prepayments will be made. Weighted average life means the average amount of time until the entire principal amount of a receivable is repaid. Full prepayments may also result from liquidations due to default, receipt of proceeds from theft, physical damage, credit life and credit disability insurance policies or purchases made by the servicer as a result of a breach of a covenant made by it related to its servicing duties as described under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement — Modifications of Receivables and Extensions of Receivables Final Payment Dates.” In addition, early retirement of the notes may be effected if the servicer exercises its option to purchase the remaining receivables included in the issuing entity property when the outstanding balance of the receivables has declined to or below the percentage specified in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Optional Redemption” in this prospectus.

The rate of full prepayments by obligors on the receivables may be influenced by a variety of economic, social and other factors. These factors include the unemployment rate, servicing decisions, seasoning of loans, destruction of vehicles by accident, loss of vehicles due to theft, sales of vehicles, market interest rates, the availability of alternative financing and restrictions on the obligor’s ability to sell or transfer the financed vehicle securing a receivable without the consent of the servicer. Any full prepayments or partial prepayments applied immediately will reduce the average life of the receivables.

CONA can make no prediction as to the actual prepayment rates that will be experienced on the receivables included in the issuing entity property in either stable or changing interest rate environments. Noteholders will bear all reinvestment risk resulting from the rate of prepayment of the receivables included in the issuing entity property.

The following information is provided solely to illustrate the effect of prepayments of the receivables on the unpaid principal balances of the notes and the weighted average life of the notes under the assumptions stated below and is not a prediction of the prepayment rates that might actually be experienced with respect to the receivables.

Prepayments on receivables can be measured against prepayment standards or models. The model used in this prospectus, the absolute prepayment model, or “ABS,” assumes a rate of prepayment each month which is related to the original number of receivables in a pool of receivables. ABS also assumes that all of the receivables in a pool are the same size, that all of those receivables amortize at the same rate and that for every month that any individual receivable is outstanding, payments on that particular receivable will either be made as scheduled or the receivable will be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, if a 1% ABS were used, that would mean that 100 receivables would prepay in full each month. The percentage of prepayments that is assumed for ABS is not a historical description of prepayment experience on pools of receivables or a prediction of the anticipated rate of prepayment on either the pool of receivables involved in this transaction or on any pool of receivables. You should not assume that the actual rate of prepayments on the receivables will be in any way related to the percentage of prepayments that was assumed for ABS.

The tables below which are captioned “Percent of Initial Note Balance at Various ABS Percentages” (the “ABS Tables”) are based on ABS and were prepared using the following assumptions:

•	the issuing entity holds [12] pools of receivables with the following characteristics:

Pool	Aggregate Outstanding Principal Balance	Gross Contract Rate		Assumed Cut-off Date	Original Term to Maturity (in Months)	Remaining Term to Maturity (in Months)
1	$		%
2	$		%
3	$		%
4	$		%
5	$		%
6	$		%
7	$		%
8	$		%
9	$		%
10	$		%
11	$		%
12	$		%

Total	$		%

•

all prepayments on the receivables each month are made in full on the last day of each month (and include 30 days of interest) at the specified constant percentage of ABS commencing in [                    ], 20[    ] and there are no defaults, losses or repurchases;

•	[the Class A-2 notes consist of Class A-2-A notes and Class A-2-B notes;]

•

interest accrues on the notes at the following coupon ratings: Class A-1 notes, [    ]%; Class A-2[-A] notes, [    ]%; [Class A-2-B notes, LIBOR + [    ]%]; Class A-3 notes, [    ]%; Class A-4 notes, [    ]%; Class B notes, [    ]%; [and] Class C notes, [    ]%; [and Class D notes, [    ]%];

•	each scheduled payment on the receivables is made on the last day of each month commencing in [ ], 20[ ], and each month has 30 days;

•

the initial Note Balance of each class of notes is equal to the applicable initial Note Balance for that class of notes as set forth on the front cover of this prospectus[, except that the initial principal balance of the Class A-2-A notes is $[            ] and the initial principal balance of the Class A-2-B notes is $[            ];;

•	payments on the notes are paid in cash on each payment date commencing [ ], 20[ ] and on the [ ] calendar day of each subsequent month [whether or not that day is a business day];

•	the notes are purchased on the closing date of [ ], 20[ ];

•

the servicing fee will be [    ]% per annum, the indenture trustee fee, asset representations reviewer fee and owner trustee fee, in the aggregate, equal $[            ] monthly, and all other fees and expenses equal zero;

•	the Class A-1 notes [and the Class A-2-B notes] will be paid interest on the basis of the actual number of days elapsed during the period for which interest is payable and a 360-day year;

•

the Class A-2[-A] notes, the Class [A-3] notes, the Class [A-4] notes, the Class B notes, [and] the Class C notes [and the Class D notes] will be paid interest on the basis of a 360-day year consisting of twelve 30-day months;

•

Available Funds from the receivables described above are distributed in accordance with the payment priorities described below under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Priority of Payments,” and no event of default under the indenture occurs;

•	payments of principal on the notes are distributed in accordance with the payment priorities described below under “The Notes—Payments of Principal”;

•

the scheduled payment for each receivable was calculated on the basis of the characteristics described in the ABS Tables and in such a way that each receivable would amortize in a manner that will be sufficient to repay the receivable balance of that receivable by its indicated remaining term to maturity;

•	except as indicated in the tables, the “clean-up call” option to redeem the notes will be exercised at the earliest opportunity;

•

[during the revolving period, the issuing entity invests all amounts available to purchase additional receivables up to the target reinvestment amount on each payment date, based on the cut-off date of such receivables being the beginning of the related month;]

•	[$[ ] will be deposited in the pre-funding account on the closing date;]

•	[all of the funds in the pre-funding account are used to purchase additional receivables; and]

•	investment income amounts equal zero.

The ABS Tables were created relying on the assumptions listed above. The tables indicate the percentages of the initial Note Balance of each class of notes that would be outstanding after each of the listed payment dates if certain percentages of ABS are assumed. The ABS Tables also indicate the corresponding weighted average lives of each class of notes if the same percentages of ABS are assumed. The assumptions used to construct the ABS Tables are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under various prepayment scenarios. The actual characteristics and performance of the receivables may differ materially from the assumptions used to construct the ABS Tables.

As used in the ABS Tables, the “weighted average life” of a class of notes is determined by:

•	multiplying the amount of each principal payment of a note by the number of years from the date of the issuance of the note to the related payment date;

•	adding the results; and

•	dividing the sum by the related initial Note Balance of the note.

Percent of the Initial Note Balance at Various ABS Percentages

Class A-1 Notes

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Balance at Various ABS Percentages

Class A-2[-A] [and A-2-B Notes]

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Balance at Various ABS Percentages

Class A-3 Notes

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Balance at Various ABS Percentages

Class A-4 Notes

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Balance at Various ABS Percentages

Class B Notes

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

Percent of the Initial Note Balance at Various ABS Percentages

Class C Notes

Payment Date	[0.50]%	[1.00]%	[1.50]%	[2.00]%	[3.00]%
Closing Date
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Weighted Average Life (Years) to Call
Weighted Average Life (Years) to Maturity

THE NOTES

The following information summarizes material provisions of the notes. However, this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the securities and the transaction documents, as applicable.

General

The issuing entity will issue the notes pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement, to be dated as of the closing date between the issuing entity and the indenture trustee for the benefit of the noteholders [and the swap counterparty]. We will file a copy of the finalized indenture with the SEC concurrently with or prior to the time we file this prospectus with the SEC. Each noteholder will have the right to receive payments made with respect to the receivables and other assets in the issuing entity property and certain rights and benefits available to the indenture trustee under the indenture and the servicing agreement. [            ] will be the indenture trustee.

All payments required to be made on the notes will be made monthly on each payment date, which will be the [    ] day of each month or, if that day is not a business day, then the next business day beginning [            ], 20[    ].

The indenture trustee will distribute principal of and interest on the notes on each payment date to holders in whose names the notes were registered on the latest record date.

For each class of book-entry notes, the “record date” for each payment date or redemption date is the close of business on the business day immediately preceding that payment date. For notes issued as definitive notes, the record date for any payment date or redemption date is the close of business on the last business day of the calendar month immediately preceding the calendar month in which such payment date or redemption date occurs. See “—Definitive Notes” below. No investor acquiring an interest in the notes issued in book-entry form, as reflected on the books of the clearing agency, or a person maintaining an account with such clearing agency (a “Note Owner” and together with noteholders, collectively “investors”) will be entitled to receive a certificate representing that owner’s note, except as set forth in “—Definitive Notes” below.

The initial Note Balance, interest rate and final scheduled payment date for each class of the notes is set forth on the cover page to this prospectus.

Distributions to the certificateholders will be subordinated to distributions of principal of and interest on the notes to the extent described in “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Priority of Payments” in this prospectus.

Delivery of Notes

The offered notes will be issued in the minimum denomination of $[1,000] and in integral multiples of $[1,000] in excess thereof. [The Class D notes will be issued in the minimum denomination of $[1,000] and in integral multiples of $[1,000] in excess thereof]. The notes will be issued on or about the closing date in book-entry form through the facilities of The Depository Trust Company, or “DTC”, Clearstream and the Euroclear System against payment in immediately available funds.

Book-Entry Registration and Tax Documentation Procedures

Each class of notes offered will be available only in book-entry form except in the limited circumstances described under “—Definitive Notes” in this prospectus. All book-entry notes will be held by DTC, in the name of Cede & Co., as nominee of DTC. Investors’ interests in the notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their notes through DTC, Clearstream Banking Luxembourg S.A. (“Clearstream”), or Euroclear Bank S.A./N.V. (“Euroclear”), which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds.

Investors electing to hold their notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

For notes held in book-entry form, actions of noteholders under the indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry notes for distribution to holders of book-entry notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the notes.

U.S. Federal Income Tax Documentation Requirements. A beneficial owner of global notes holding notes through Clearstream or Euroclear, or through DTC if the holder has an address outside the U.S., will be required to pay the U.S. withholding tax at the currently applicable rate that generally applies to payments of interest, including original issue discount, on registered debt issued by U.S. Persons, unless:

•

each clearing system, bank or other financial institution that holds customers’ notes in the ordinary course of its trade or business in the chain of intermediaries between that beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements; and

•	that beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

Exemption for non-U.S. Persons (Form W-8BEN). Beneficial owners of global notes that are non-U.S. Persons can obtain a complete exemption from the withholding tax by filing a signed Form W-8BEN or W-8BEN-E (or applicable successor form) and by meeting all other conditions for treating interest payments as “portfolio interest.” If the information shown on Form W-8BEN or W-8BEN-E changes, a new Form W-8BEN or W-8BEN-E (or applicable successor form) must be filed within 30 days of that change.

Exemption for non-U.S. Persons with effectively connected income (Form W-8ECI). A non-U.S. Person, including a non-U.S. corporation or bank with a U.S. branch, for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing Form W-8ECI (or applicable successor form).

Exemption or reduced rate for non-U.S. Persons resident in treaty countries (Form W-8BEN). Non-U.S. Persons that are beneficial owners of global notes residing in a country that has a tax treaty with the United States can obtain an exemption or reduced tax rate, depending on the treaty terms, by filing Form W-8BEN or W-8BEN-E (or applicable successor form).

Exemption for U.S. Persons (Form W-9). U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9 (or applicable successor form).

This summary does not deal with all aspects of U.S. federal income tax withholding and information reporting that may be relevant to holders of the global notes who are non-U.S. Persons. In particular, special withholding considerations will apply in the case of non-U.S. Persons who hold global notes that are treated as partnership interests (see “Material United States Federal Income Tax Consequences —[Tax Consequences to Foreign Persons]”). Security owners are advised to consult their own tax advisers for specific tax advice concerning their holding and disposing of the global notes.

Definitive Notes

The notes will be issued in fully registered, certificated form to owners of beneficial interests in a global note or their nominees rather than to DTC or its nominee, only if:

•

the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes, and the administrator or the indenture trustee, as applicable, is unable to locate a qualified successor;

•	the administrator, at its option, advises the indenture trustee in writing that it elects to terminate the book-entry system through DTC; or

•

after the occurrence of an event of default, the beneficial owners representing in the aggregate a majority of the outstanding principal amount of all the notes, voting as a single class, advise the indenture trustee through DTC (or its successor) in writing that the continuation of a book-entry system with respect to the notes through DTC (or its successor) is no longer in the best interest of those owners.

Payments or distributions of principal of, and interest on, the notes will be made by a paying agent directly to holders of the notes in definitive registered form in accordance with the procedures set forth in this prospectus and in the indenture. Payments or distributions on each payment date and on the final scheduled payment date, as specified in this prospectus, will be made to holders in whose names the definitive notes were registered at the close of business on the Record Date. Payments or distributions will be made by check mailed to the address of each noteholder as it appears on the register maintained by the indenture trustee or by other means to the extent provided in the indenture. The final payment or distribution on any note, whether a note in definitive registered form or a note registered in the name of Cede & Co., however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final payment or distribution to noteholders.

Notes in definitive registered form will be transferable and exchangeable at the offices of the indenture trustee, or at the offices of a transfer agent or registrar named in a notice delivered to holders of notes in definitive registered form. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee, transfer agent or registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Notes Owned by Transaction Parties

In determining whether noteholders holding the requisite Note Balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates, except that, in determining whether the indenture trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, vote or waiver, only notes that a responsible officer of the indenture trustee knows to be so owned will be so disregarded. Notes that have been pledged in good faith may be regarded as “outstanding” if the pledgee of those notes establishes to the satisfaction of the indenture trustee that the pledgee has the right to act with respect to those notes and that the pledgee is not the issuing entity, the depositor, any certificateholder, the servicer, the administrator or any of their respective affiliates.

Access to Noteholder Lists

To the extent that definitive notes have been issued in the limited circumstances described under “—Definitive Notes” above, the note registrar will furnish or cause to be furnished to the indenture trustee a list of the names and addresses of the noteholders:

•	as of each Record Date, within five days of that Record Date; and

•	within 30 days after receipt by the note registrar of a written request from the owner trustee or indenture trustee for that list, as of not more than ten days before that list is furnished.

The indenture does not provide for the holding of annual or other meetings of noteholders.

Statements to Noteholders

On or prior to the [second] business day preceding each payment date the servicer will provide to the indenture trustee and the indenture trustee will, on each payment date, forward or otherwise make available to each noteholder a statement (prepared by the servicer) setting forth for that payment date and the related collection period the following information (or such other substantially similar information so long as such information satisfies the requirements of Item 1121 of Regulation AB):

•	the amount of the distribution on or with respect to each class of notes allocable to principal;

•	the amount of the distribution on or with respect to each class of notes allocable to interest;

•

the Class A-1 Note Balance, the Class A-2[-A] Note Balance, [the Class A-2-B Note Balance,] the Class A-3 Note Balance, the Class A-4 Note Balance, the Class B Note Balance, [and] the Class C Note Balance[ and the Class D Note Balance], in each case after giving effect to payments on such payment date;

•

the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation Principal, [the Fourth Allocation of Principal] and the Regular Allocation of Principal for such payment date;

•	[the amount of any net swap payments, senior swap payments and subordinated swap payments for that payment date;]

•	[the amount of any cap payments;]

•	the Delinquency Percentage;

•	the number of, and aggregate principal balance of 60-Day Delinquent Receivables as of the end of the related collection period;

•	whether the Delinquency Percentage exceeds the Delinquency Trigger;

•	the aggregate servicing fee paid to the servicer with respect to the receivables, the amount of any unpaid servicing fees and the change in such amount from that of the prior payment date;

•

the amount of fees paid to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any unpaid fees to the indenture trustee, owner trustee and the asset representations reviewer and any changes in such amount from the prior payment date;

•	the aggregate amount of proceeds received by the servicer, net of recoverable out-of-pocket expenses, in respect of a receivable which is a Defaulted Receivable;

•

(i) the amount on deposit in the reserve account and the Specified Reserve Account Balance, each as of the beginning and end of the related collection period, (ii) the amount to be deposited in the reserve account in respect of such payment date, if any, (iii) the reserve account draw amount and the reserve account excess amount, if any, to be withdrawn from the reserve account on such payment date, (iv) the balance on deposit in the reserve account on such payment date after giving effect to such changes in such balance from the immediately preceding payment date;

•	the aggregate repurchase price with respect to repurchased receivables paid by the servicer or the sponsor with respect to the related collection period;

•	the Cumulative Net Loss Ratio;

•	the number of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	the aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	the percentage of the total aggregate outstanding principal balance of receivables that are 31-60, 61-90, 91-120 and over 120 days delinquent as of the end of the related collection period;

•	[the amount, if any, reinvested in additional receivables during the Revolving Period, if any;]

•	[if applicable, whether the Revolving Period has terminated early due to the occurrence of an early amortization event;]

•	the Pool Factor and the Note Factor; and

•	the Pool Balance.

The “Note Factor” will be, for any payment date, a six-digit decimal which the servicer will compute each month, equal to the outstanding balance for each class of notes at the end of the month as a fraction of the initial principal balance of the corresponding class of notes as of the closing date. The Note Factor for each class of notes will be 1.000000 as of the closing date; thereafter, each Note Factor will decline to reflect reductions in the outstanding balance of each class of notes. As a noteholder, your share of the principal balance of a particular class of notes is the product of (1) the original denomination of your note and (2) the applicable class Note Factor.

The “Pool Factor” will be, for any payment date, a six-digit decimal which the servicer will compute each month, equal to the Pool Balance as of the end of the month as a fraction of [(1)] the original Pool Balance of receivables as of the [initial] cut-off date [plus (2) the aggregate principal balance as of the related subsequent cut-off date of any subsequent receivables added to the issuing entity property]. The Pool Factor will be 1.000000 as of the Closing Date; thereafter, the Pool Factor will decline to reflect reductions in the Pool Balance. The amount of a noteholder’s pro rata share of the Pool Balance for a given month can be determined by multiplying the original denomination of the holder’s note by the Pool Factor for that month.

DTC will supply these reports to noteholders of book-entry notes in accordance with its procedures. Since owners of beneficial interest in a global note will not be recognized as noteholder of that series, DTC will not forward monthly reports to those owners. Copies of monthly reports may be obtained by owners of beneficial interests in a global note as provided in this prospectus. Within a reasonable period of time after the end of each calendar year during the term of the issuing entity, but not later than the latest date permitted by law, the indenture trustee and paying agent will furnish information required to complete United States federal and state income tax returns to each person who on any Record Date during the calendar year was a registered noteholder. See “Material United States Federal Income Tax Consequences” in this prospectus.

Payments of Interest

Interest on the Note Balance of each class of notes will accrue at the applicable interest rate listed on the cover of this prospectus and will be due and payable monthly on each payment date. Interest will accrue during each interest accrual period at the applicable interest rate (a) for the Class A-1 notes [and the Class A-2-B notes] from and including the prior payment date (after giving effect to all payments of principal made on the prior payment date) (or from and including the closing date in the case of the first interest accrual period) to but excluding the following payment date or (b) for each other class of notes, from and including the [    ] day of the calendar month preceding a payment date (or from and including the closing date in the case of the first interest accrual period) to but excluding the [    ] day of the month in which that payment date occurs.

Interest will accrue and will be calculated on the various classes of notes as follows:1

•

Actual/360. Interest on the Class A-1 notes [and the Class A-2-B notes] will be calculated on the basis of the actual days elapsed and a 360-day year. This means that the interest due on each payment date for the Class A-1 notes [and the Class A-2-B notes] will be the product of (i) the Note Balance of the related class of notes, (ii) the applicable interest rate and (iii) the actual number of days from and including the previous payment date (or, in the case of the first payment date, from and including the closing date) to but excluding the current payment date, divided by 360.

•

30/360. Interest on the [Class A-2[-A] notes,] [the Class A-3 notes,] [the Class A-4 notes,] [the Class B notes,] [the Class C notes] [and the Class D notes] will be calculated on the basis of a 360-day year of twelve 30-day months. This means that the interest due on each payment date for the [Class A-2[-A] notes,] [the Class A-3 notes], [the Class A-4 notes,] [the Class B notes,] [the Class C notes] [and the Class D notes] will be the product of (i) the Note Balance of the related class of notes, (ii) the applicable interest rate and (iii) 30 (or, in the case of the first payment date, the number of days from and including the closing date to but excluding [            ][    ], 20[    ] (assuming a 30-day calendar month)), divided by 360.

•

Interest Accrual Periods. Interest will accrue on the Note Balance of each class of notes (a) with respect to the Class A-1 notes [and the Class A-2-B notes], from and including the prior payment date (after giving effect to all payments of principal made on the prior payment date) (or in the case of the first payment date, the closing date) to but excluding the following payment date or (b) with respect to each other class of notes, from and including the [    ] day of the calendar month preceding a payment date (or in the case of the first payment date, the closing date) to but excluding the [    ] day of the month in which that payment date occurs. Interest accrued as of any payment date but not paid on such payment date will be due on the next payment date, together with interest on such amount at the applicable interest rate (to the extent lawful).

[Interest on the floating rate notes will be calculated based on LIBOR plus the applicable spread set forth on the cover page to this prospectus; provided that, if the sum of LIBOR and such spread is less than 0.00% for any interest accrual period, then the interest rate for the Class A-2-B notes for such interest accrual period will be deemed to be 0.00%. For purposes of computing interest on the floating rate notes, the following terms have the following meanings:

“LIBOR” means, with respect to any interest period, the London interbank offered rate for deposits in U.S. dollars having a maturity of one month commencing on the related LIBOR Determination Date which appears on Bloomberg Screen BTMM Page (or any successor page) as of 11:00 a.m., London time, on such LIBOR Determination Date; provided, however, that for the first interest period, LIBOR shall mean an interpolated rate for deposits based on London interbank offered rates for deposits in U.S. dollars for a period that corresponds to the actual number of days in the first interest period. If the rates used to determine LIBOR do not appear on the Bloomberg Screen BTMM Page (or any successor page), the rates for that day will be determined on the basis of the rates at which deposits in U.S. dollars, having a maturity of one month and in a principal balance of not less than U.S. $1,000,000 are offered at approximately 11:00 a.m., London time, on such LIBOR Determination Date to prime banks in the London interbank market by the reference banks. The indenture trustee will request the principal London office of each of such reference banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of all such quotations. If fewer than two such quotations are provided, the rate for that day will be the arithmetic mean to the nearest 1/100,000 of 1.00% (0.0000001), with five one-millionths of a percentage point rounded upward, of the offered per annum rates

[1]

The interest rate for each class of notes will be a fixed rate, a floating rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche.

that one or more leading banks in New York City, selected by the indenture trustee (after consultation with the administrator), are quoting as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date to leading European banks for United States dollar deposits for that maturity. The reference banks are the four major banks in the London interbank market selected by the indenture trustee (after consultation with the administrator). If the banks so selected by the indenture trustee (after consultation with the administrator) are not then providing such contemplated offered rates to leading European banks, then LIBOR for the applicable LIBOR Determination Date will be LIBOR in effect on the preceding LIBOR Determination Date.

“LIBOR Determination Date” means the second London Business Day prior to the closing date with respect to the first payment date and, as to each subsequent payment date, the second London Business Day prior to the immediately preceding payment date.

“London Business Day” means any day other than a Saturday, Sunday or day on which banking institutions in London, England are authorized or obligated by law or government decree to be closed.

The rate displayed on the Bloomberg Screen BTMM Page may not accurately represent the actual London interbank rate or the rate applicable to actual loans in U.S. dollars for a one-month period between leading European banks. All determinations of LIBOR by the indenture trustee, in the absence of manifest error, will be conclusive and binding on the noteholders.]

For notes in book-entry form, interest on each note will be paid to noteholders of record of the notes as of the business day immediately preceding the payment date. For notes in definitive form, interest on each note will be paid to noteholders of record of the notes as of the close of business on the last business day of the calendar month preceding the related payment date. The final interest payment on each class of notes is due on the earlier of (a) the payment date (including any redemption date) on which the Note Balance of that class of notes is reduced to zero or (b) the applicable final scheduled payment date for that class of notes.

A failure to pay the interest due on the notes of the Controlling Class on any payment date that continues unremedied for a period of five business days or more will result in an event of default. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Events of Default.”

Payments of Principal

On each payment date, prior to the acceleration of notes following an event of default, amounts deposited into the principal distribution account will be applied to make principal payments of the notes in the following order of priority (as described below under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Priority of Payments”):

•	first, to the Class A-1 noteholders, until the Class A-1 notes are paid in full;

•	second, to the Class A-2[-A] noteholders [and the Class A-2-B noteholders, ratably], until the Class A-2[-A] notes [and the Class A-2-B notes] are paid in full;

•	third, to the Class [A-3] noteholders, until the Class [A-3] notes are paid in full;

•	fourth, to the Class [A-4] noteholders, until the Class [A-4] are paid in full;

•	fifth, to the Class [B] noteholders, until the Class [B] notes are paid in full; and]

•	sixth, to the Class [C] noteholders, until the Class [C] notes are paid in full; [and]

•	[seventh, to the Class D noteholders, until the Class D notes are paid in full.

Failure to pay the Note Balance of any class of notes on its final scheduled payment date or a redemption date will be an event of default under the indenture. At any time after the notes have been accelerated following the occurrence of an event of default under the indenture, principal payments will be made first to the Class A-1 noteholders until the Class A-1 notes are paid in full and then ratably to noteholders of [each class of] the Class A-2 notes, the Class A-3 notes and the Class A-4 notes based on the Note Balance of the Class A-2 notes, the Class A-3 notes and the Class A-4 notes, until each such class has been paid in full. Principal payments will then be made on the Class B notes until the Class B notes are paid in full, [and then] to the Class C notes until the Class C notes are paid in full, [and then to the Class D notes until the Class D notes are paid in full]. See “The Indenture—Priorities of Payments Will Change Upon Events of Default that Result in Acceleration” in this prospectus.

To the extent not previously paid prior to those dates, the Note Balance of each class of notes will be payable in full on the payment date specified below (each, a “final scheduled payment date”):

•	for the Class A-1 notes, [ ] payment date;

•	for the Class A-2 notes, [ ] payment date;

•	for the Class A-3 notes, [ ] payment date;

•	for the Class A-4 notes, [ ] payment date;

•	for the Class B notes, [ ] payment date; [and]

•	for the Class C notes, [ ] payment date; [and]

[•	for the Class D notes, [ ] payment date.]

[Principal payments will not be made on the notes during the Revolving Period. If an Early Amortization Event occurs, the revolving period will end and noteholders will receive payments of principal earlier than expected. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Revolving Period.” [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1111(g) of Regulation AB.]

[Interest Rate Swap Agreement]

[On the closing date, the issuing entity will enter into an “interest rate swap agreement” consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and the confirmation with the swap counterparty to hedge the floating interest rate risk on the [Class A-[    ] notes]. All terms of the interest rate swap agreement will be acceptable to each Hired Agency. The interest rate swap for the [Class A-[    ] notes] will have an initial notional amount equal to the initial Note Balance of the [Class A-[    ] notes] on the closing date and will decrease by the amount of any principal payments on the [Class A-[    ] notes]. The notional amount of the interest rate swap at all times that the interest rate swap is in place will be equal to the Note Balance of the [Class A-[    ] notes].

On each payment date the issuing entity will make and receive payments under the interest rate swap agreements calculated with respect to the preceding interest accrual period and exchanged on a net basis. The issuing entity will pay to the swap counterparty the amounts set forth below with respect to the related interest rate swap agreement, in each case on a notional amount equal to the outstanding principal balance of the related class of floating rate notes and the swap counterparty will pay to the issuing entity the following amounts on such notional amount:

Class A-[ ] Notes	Amount Payable to Swap Counterparty	Amount Payable to Issuing Entity

In general, under the interest rate swap agreement on each payment date, the issuing entity will be obligated to pay the swap counterparty a per annum fixed rate payment based on a fixed rate of [    ]% times the notional amount of the interest rate swap and the swap counterparty will be obligated to pay a per annum floating rate payment based on the interest rate of the [Class A-[    ] notes] times the same notional amount. Payments on the interest rate swap (other than Swap Termination Payments) will be exchanged on a net basis. The payment obligations of the issuing entity to the swap counterparty under the interest rate swap agreement are secured under the indenture by the same lien in favor of the indenture trustee that secures payments to the noteholders. A Net Swap Payment made by the issuing entity ranks higher in priority than all payments on the notes.

An event of default under the interest rate swap agreement includes, among other things:

•	failure to make payments due under the interest rate swap agreement; or

•	the occurrence of certain bankruptcy events of the issuing entity or bankruptcy and insolvency events of the swap counterparty.

•	any breach of the interest rate swap agreement or related agreements by the swap counterparty;

•	failure to post collateral or return collateral pursuant to the terms of the credit support annex by the swap counterparty or the issuing entity (solely with respect to the return of collateral);

•	misrepresentation by the swap counterparty; or

•	merger by the swap counterparty without assumption of its obligations under the interest rate swap agreement.

A termination event under the interest rate swap agreement includes, among other things:

•	illegality of the transactions contemplated by the interest rate swap agreement;

•

any amendment to the sale and servicing agreement or the indenture by the issuing entity that has a material and adverse affect on the swap counterparty without the prior written consent of the swap counterparty to the extent such consent is required under the related agreement;

•

any redemption, acceleration, auction, clean-up call or other prepayment in full, but not in part, of the notes under the indenture or any event of default under the indenture caused by the failure of the issuing entity to make a payment or maintain its solvency that results in certain rights or remedies being exercised with respect to the collateral;

•

if an event of default or termination event under the interest rate swap agreement has occurred and is continuing with respect to the issuing entity, the withdrawal or the downgrade of the financial strength rating of the note insurer below certain thresholds;

•

failure of the swap counterparty to provide the financial information required by Regulation AB and other requested information or to assign the interest rate swap agreement to an eligible counterparty that is able to provide the information;

•	certain tax events;

•	a merger or consolidation of the swap counterparty into an entity with materially weaker creditworthiness; or

•

failure of the swap counterparty (or its credit support provider, if any) to maintain its credit rating at certain levels required by the interest rate swap agreement, which failure may not constitute a termination event if the swap counterparty maintains certain minimum credit ratings and, among other things:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; or

•	assigns its rights and obligations under the interest rate swap agreement to a substitute swap counterparty that satisfies the eligibility criteria set forth in the interest rate swap agreement.

Upon the occurrence of any event of default or termination event specified in the interest rate swap agreement, the non-defaulting or non-affected party or, in some instances, the affected party or burdened party may elect to terminate the interest rate swap agreement. If the interest rate swap agreement is terminated due to an event of default or a termination event, a Swap Termination Payment under the interest rate swap agreement may be due to the swap counterparty by the issuing entity out of Available Funds. Any Swap Termination Payment that constitutes a Subordinated Swap Termination Payment will be subordinated to payments of principal of and interest on the notes and any Swap Termination Payment that constitutes a Senior Swap Termination Payment will be paid pro rata with interest on the Class A notes. The amount of any Swap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar swap transaction or such other methods as may be required under the interest rate swap agreement, in each case in accordance with the procedures set forth in the interest rate swap agreement. Any Swap Termination Payment could, if market rates or other conditions have changed materially, be substantial. If a replacement interest rate swap agreement is entered into, any payments made by the replacement swap counterparty in consideration for replacing the swap counterparty, will be applied to any Swap Termination Payment owed to the swap counterparty, under the interest rate swap agreement to the extent not previously paid.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of floating rate notes, if any, the issuing entity will enter into an “Interest Rate Cap Agreement” with [            ], a [            ], as cap provider (the “cap provider”), consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation for such class of floating rate notes, to hedge the floating interest rate risk on such class of floating rate notes. All terms of the Interest Rate Cap Agreement(s) will be acceptable to each Hired Agency. Under each Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [LIBOR] related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of:

1.	[LIBOR] for the related payment date minus the Cap Rate;

2.

the aggregate notional amount on the Interest Rate Cap Agreement(s), [which will equal the aggregate outstanding principal amount of the Class A-2-B notes on the first day of the Interest Period related to such payment date]; and

3.

a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement(s) is less than 10%.

Among other things, an event of default under each Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under such Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of such Interest Rate Cap Agreement or related agreements by the cap provider;

•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under such Interest Rate Cap Agreement. Among other things, a termination event under each Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by such Interest Rate Cap Agreement;

•

failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign such Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•

certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•

failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by such Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under such Interest Rate Cap Agreement:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; and/or

•	assigns its rights and obligations under such Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in such Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in an Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If an Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under an Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.

For purposes of this prospectus, the following terms will have the following meanings: “Cap Rate” means [    ]%.

“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.

“Cap Termination Payment Account” means an Eligible Account held in the United States in the name of the indenture trustee which shall be held in trust for the benefit of the noteholders pursuant to the Indenture. ]

THE TRANSFER AGREEMENTS, THE SERVICING AGREEMENT,

THE ADMINISTRATION AGREEMENT AND THE ASSET REPRESENTATIONS REVIEW AGREEMENT

The following information in this section summarizes material provisions of the “purchase agreement” entered into between the originator and the depositor, and the “sale agreement” entered into between the depositor and the issuing entity. We sometimes refer to these agreements together as the “transfer agreements.” This section also summarizes the “administration agreement” entered into by the issuing entity, the servicer and the indenture trustee, the “servicing agreement” entered into by the issuing entity, CONA and the indenture trustee and the “asset representations review agreement” entered into by the issuing entity, CONA and the asset representations reviewer.

Forms of the transfer agreements, the servicing agreement, the asset representations review agreement and the administration agreement have been filed as exhibits to the registration statement of which this prospectus is a part. We will file a copy of the actual transfer agreements, the servicing agreement, the asset representations review agreement and the administration agreement with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This is not a complete description of the transfer agreements, the servicing agreement, the asset representations review agreement or the administration agreement, and the summaries thereof in this prospectus are subject to all of the provisions of the transfer agreements, the servicing agreement, the asset representations review agreement and the administration agreement.

Sale and Assignment of Receivables and Related Security Interests

Under the purchase agreement, CONA, as originator, will sell, transfer, assign and otherwise convey to the depositor all of its right, title and interest, in, to and under the receivables, collections after the cut-off date, the receivables files and the related security relating to those receivables. The purchase agreement will create a first priority ownership/security interest in the property transferred thereunder in favor of the depositor.

Under the sale agreement, the depositor will sell, transfer, assign and otherwise convey to the issuing entity all of its right, title and interest in, to and under the receivables, collections after the cut-off date, the receivable files, the related security relating to those receivables and related property. The sale agreement will create a first priority ownership/security interest in that property in favor of the issuing entity.

Under the indenture, the issuing entity will pledge all of its right, title and interest in, to and under the issuing entity property to the indenture trustee. The terms of the indenture create a first priority perfected security interest in the issuing entity property in favor of the indenture trustee for the benefit of the noteholders.

Representations and Warranties

In addition to representing and warranting that each receivable meets the eligibility criteria set forth under “The Receivables Pool” in this prospectus, the originator, pursuant to the purchase agreement will make certain representations and warranties regarding each receivable as of the cut-off date (the “Eligibility Representations”). The Eligibility Representations include, among other representations, representations regarding the economic terms of each receivable, the enforceability of the receivable against the related obligor, the security interest in the related financed vehicle, the origination and acquisition of the receivable, the characterization of the receivable under the Uniform Commercial Code and the compliance of the origination of that receivable with applicable law.

If any party to the purchase agreement discovers or receives notice of a breach of any of the Eligibility Representations with respect to any receivable which materially and adversely affects the interests of the issuing entity, the noteholders or the certificateholders, the party discovering or receiving written notice of such breach will give prompt written notice of that breach to the other parties to the purchase agreement; provided, that delivery of the monthly servicer’s report which identifies the receivables that are being or have been repurchased will be deemed to constitute prompt notice of that breach; provided, further, that the failure to give that notice will not affect any obligation of the originator under the purchase agreement. If the breach materially and adversely affects the interests of the issuing entity, the noteholders or the certificateholders, then the originator will either (a) correct or cure that breach or (b) repurchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day (or, if the originator elects, an earlier date) after the date the originator became aware or was notified of that breach. Such breach or failure will be deemed not to materially and adversely affect the interests of the issuing entity, the noteholders or the certificateholders if it has not affected the ability of the issuing entity to receive and retain timely payment in full on such receivable. An investor may notify the sponsor of a breach by delivering written notice to the sponsor identifying the receivable and the related breach of an Eligibility Representation. Any such repurchase by the sponsor will be at a repurchase price equal to the outstanding principal balance of that receivable plus unpaid accrued interest. In consideration for that repurchase, the sponsor will pay (or will cause to be paid) the repurchase price by depositing the repurchase price into the collection account on the date of repurchase, if such repurchase date is not a payment date or, if such repurchase date is a payment date, then prior to the close of business on the business day prior to such repurchase date. The repurchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for the failure of a receivable to meet any of the eligibility criteria set forth in the purchase agreement.

An investor wishing to request a repurchase as described above may contact the sponsor in writing with the details of the purported breach of an Eligibility Representation, the identity of the related receivable and a reference to the indenture. If the requesting investor is not a noteholder as reflected on the note register, the sponsor may require that the requesting investor provide a certification from the requesting investor that it is, in fact, a beneficial owner of notes, as well as any additional piece of documentation reasonably satisfactory to the recipient, such as a trade confirmation, account statement, letter from a broker or dealer or another similar document (collectively, the “verification documents”). CONA will be responsible for reimbursing the indenture trustee for any expenses incurred in connection with such verification.

Asset Representations Review

As discussed above under “—Representations and Warranties”, CONA will make the Eligibility Representations regarding the receivables. The asset representations reviewer will be responsible for performing a review of certain receivables for compliance with the Eligibility Representations when the Asset Review conditions have been satisfied. In order for the Asset Review conditions to be satisfied, the following three events must have occurred:

•	The Delinquency Percentage for any payment date exceeds the Delinquency Trigger, as described below under “—Delinquency Trigger”;

•	Noteholders holding at least 5% of the outstanding principal amount have elected to hold a vote to direct a review; and

•	A majority of the voting investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the Asset Review conditions are satisfied (the first date on which the Asset Review conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform an Asset Review as described under “—Asset Review” below.

Delinquency Trigger

On or prior to each determination date, the servicer will calculate the Delinquency Percentage for the related collection period. The “Delinquency Percentage” for each payment date and the related collection period is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate principal balance of all 60-Day Delinquent Receivables as of the last day of that collection period to (ii) the net pool balance as of the last day of that collection period. “60-Day Delinquent Receivables” means, as of any date of determination, all receivables (other than repurchased receivables and Defaulted Receivables) that are 60 or more days delinquent as of such date (or, if such date is not the last day of a collection period, as of the last day of the collection period immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any payment date and the related collection period is [    ]%.

The Delinquency Trigger was calculated as a multiple of [    ] times the previous historical monthly peak Delinquency Percentage of the sponsor’s [prior prime auto securitization transactions][managed portfolio of motor vehicle retail sale installment contracts which are considered to be in the “prime” category] rounded to the nearest whole percentage. In determining the highest historical monthly peak Delinquency Percentage, the sponsor considered the monthly performance observed in [each of its prior prime auto securitization transactions][in its managed portfolio since [    ]]. The sponsor believes the Delinquency Trigger is appropriate based on its experience and observation of historical 60-Day Delinquent Receivables in its [prior prime auto securitization transactions][managed portfolio] over time. The Delinquency Trigger has been set at a level in excess of historical peak Delinquency Percentage to assure that the Delinquency Trigger is not exceeded due to events unrelated to the sponsor’s underwriting, such as ordinary fluctuations in the economy, rising oil prices, housing price declines, terrorist events, extreme weather conditions or an increase of an obligor’s payment obligations under other indebtedness incurred by the obligor.

“Subject Receivables” means, for any Asset Review, all receivables which are 60-Day Delinquent Receivables as of the related Review Satisfaction Date; provided that any receivable repurchased by the sponsor or the servicer or paid in full by the related obligor after the review satisfaction date is no longer a subject receivable.

Voting Trigger

The monthly distribution report filed by the depositor on Form 10-D will disclose if the delinquency trigger has occurred. If the delinquency trigger has occurred and is continuing on any payment date, then investors holding at least [5]% of the aggregate outstanding principal amount of the notes (the “Instituting Noteholders”) may then elect to initiate a vote to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote within [90] days after the filing of the Form 10-D disclosing that the delinquency trigger has occurred. If any of the Instituting Noteholders is not a noteholder as reflected on the note register, the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner of notes.

In addition, in determining whether the requisite percentage of investors given any direction, notice, or consent, any notes owned by the issuing entity, CONA, the depositor, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the indenture trustee shall be protected in relying upon any such direction, notice, or consent, only notes that the indenture trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the indenture trustee’s satisfaction the pledgee’s right so to act with respect to such notes and that the pledgee is not the issuing entity, CONA, the depositor, the asset representations reviewer, or any of their respective affiliates.

If the Instituting Noteholders initiate a vote as described above, the indenture trustee will be required (i) submit the matter to a vote of all noteholders through DTC and the depositor will include on Form 10-D that a vote has been called, and (ii) to conduct a solicitation of votes of noteholders to initiate a review, which solicitation of votes must occur within [90] days of the delivery of such notice by the indenture trustee. Under the current voting procedures of DTC, DTC (as the holder of record for the notes) transfers the right to vote with respect to the notes to the DTC participants that hold record date positions via an omnibus proxy. DTC notifies its participants holding positions in the security of their entitlement to vote. DTC participants are responsible for distribution of information to their customers, including any ultimate beneficial owners of interests in the notes. See “Risk Factors—If your notes are in book-entry form, your rights can only be exercised indirectly.” The indenture trustee may set a record date for purposes of determining the identity of investors entitled to vote in accordance with Section 316(c) of the Trust Indenture Act of 1939, as amended.

If a vote in which an asset review quorum participates occurs within the [90]-day period and investors holding more than 50% of the aggregate unpaid principal amount of notes casting a vote direct that a review be undertaken by the asset representations reviewer (a “Noteholder Direction”), then the indenture trustee will be required to promptly provide notice [within five business days of the Review Satisfaction Date] to the sponsor, the depositor, the servicer, the noteholders in the same manner as described above, and the asset representations reviewer specifying that all Asset Review conditions have been satisfied, providing the applicable Review Satisfaction Date and directing the asset representations reviewer to conduct an Asset Review of the Subject

Receivables. Then a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an “asset review quorum” means investors evidencing at least 5.0% of the aggregate unpaid principal amount of notes outstanding. Abstaining from, voting in favor of, or voting against directing a review will not preclude any investor from pursuing dispute resolution pursuant to the purchase agreement.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of investors direct within the prescribed [90]-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new [90]-day petition period will commence each month, beginning on the date on which the issuing entity reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway, the investors may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

•

a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below;

•

a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below; and

•

a review will be considered completed only at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below.

Within five business days of the Review Satisfaction Date, the indenture trustee will send a written notice to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the Asset Review conditions have been satisfied, providing the applicable Review Satisfaction Date and directing the asset representations reviewer to conduct an Asset Review of the subject receivables. Within ten business days of receipt of such notice, the servicer will provide the asset representations reviewer a list of the Subject Receivables.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses” below, the asset representations reviewer will be paid an [annual][monthly] fee of $[    ] by the [sponsor][issuing entity] in accordance with the asset representations review agreement. However, that [annual][monthly] fee does not include the fees and expenses of the asset representations reviewer in connection with an Asset Review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee of $[    ] [for each Subject Receivable][per hour for its time spent conducting the Asset Review][as a flat fee for such Asset Review] [plus reasonable out-of-pocket travel expenses]. However, no review fee will be payable for any Subject Receivable which was included in a prior Asset Review or for which no tests (as described under “—Asset Review” below) were completed prior to the asset representations reviewer being notified of a termination of the Asset Review or being notified of the payment in full or purchase of any Subject Receivable by the sponsor or the servicer, as applicable. All fees payable to, and expenses incurred by, the asset representations reviewer in connection with the Asset Review (the “Review Fee”) will be payable by the [sponsor][issuing entity], and to the extent the Review Expenses remain unpaid after [90] days, they will be payable by the [sponsor][issuing entity out of amounts on deposit in the collection account as described under “—Priority of Payments” in this prospectus]. In addition, if the asset representations reviewer participates in a dispute resolution proceeding and its reasonable out-of-pocket expenses and reasonable compensation for the time it incurs in participating in the proceeding are not paid by a party to the dispute resolution within [90] days of the end of the proceeding, the [sponsor][issuing entity] will reimburse the asset representations reviewer for such expenses.

Indemnification and Limitation of Liability of Asset Representations Reviewer

The [sponsor][issuing entity] will indemnify the asset representations reviewer and its officers, directors, employees and agents, for costs, expenses, losses, damages and liabilities resulting from the performance of the asset representations reviewer’s obligations under the asset representations review agreement, but excluding any cost, expense, loss, damage or liability resulting from the asset representations reviewer’s willful misconduct, bad faith or negligence or the asset representations reviewer’s breach of any of its representations, warranties or covenants in the asset representations review agreement. To the extent that any such indemnities are not otherwise satisfied, they will be paid from amounts on deposit in the collection account as described under “—Priority of Payments.”

To the fullest extent permitted by applicable law, the asset representations reviewer will not be under any liability to the issuing entity or any other person for any action taken or for refraining from the taking of an action in its capacity as asset representations reviewer under the asset representations review agreement, although the asset representations reviewer will not be protected against any liability which would otherwise be imposed by reason of willful misconduct, bad faith, breach of the asset representations review agreement or negligence in the performance of its duties.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Eligibility Representations (an “Asset Review”) in accordance with the procedures set forth in the asset representations review agreement. These procedures will generally consist of a comparison of the Eligibility Representations to certain data points contained in the data tape, the original retail installment sale contract, and certain other documents in the receivables file, and other records of the sponsor and the servicer with respect to that Subject Receivable. The review is not designed to determine why an obligor is delinquent or the creditworthiness of the obligor, either at the time of any Asset Review or at the time of origination of the related receivable. The Asset Review is also not designed to establish cause, materiality or recourse for any failure of a receivable to comply with the Eligibility Representations.

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [60th] day after the asset representations reviewer receives access to applicable review materials for the Subject Receivables from the servicer. However, if review materials are inaccessible, clearly unidentifiable and/or illegible, the asset representations reviewer will request that the servicer provide an updated copy of that review material and the review period will be extended for an additional [30] days. The asset representations reviewer will be required to keep all information about the receivables obtained by it in confidence and may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. Within five business days following the end of the applicable review period, the asset representations reviewer will provide a report to the indenture trustee, the issuing entity and the servicer of the findings and conclusions of the review of the Subject Receivables, and the depositor will file such report on the Form 10-D filed by the depositor with respect to the collection period in which the asset representations reviewer’s report is provided. The indenture trustee will have no obligation to forward the review report to any noteholder or to any other person.

The Asset Review will consist of performing specific tests for each Eligibility Representation and each Subject Receivable and determining whether each test was passed, failed or not able to be completed as a result of missing or incomplete review materials. If the servicer notifies the asset representations reviewer that a Subject Receivable was paid in full by or on behalf of the obligor or repurchased from the issuing entity by the sponsor or the servicer before the review report is delivered, the asset representations reviewer will immediately terminate the tests of that receivable and the Asset Review of that receivable will be considered resolved. In this case, the review report will indicate the applicable reason that the Asset Review was considered resolved. If a Subject Receivable was included in a prior Asset Review, the asset representations reviewer will not conduct additional tests on any such duplicate Subject Receivable unless such subject receivable was deemed not able to be completed as a result of the failure of the servicer and the sponsor to provide missing review materials and the sponsor elects to have such subject receivable included in the current asset review. The asset representations reviewer will not be responsible for determining whether noncompliance with the representations and warranties constitutes a breach of the Eligibility Representations with respect to any Subject Receivable. In conducting this investigation, the sponsor will refer to the information available to it, including the asset representations reviewer’s report.

Dispute Resolution

If, pursuant to the purchase agreement, the indenture trustee or investors holding the requisite percentage of notes (referred to as the “Requesting Party”) provide written notice that the sponsor is obligated to repurchase any receivable due to an alleged breach of an Eligibility Representation, and the repurchase obligation has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within [180] days of the receipt of such written notice, the Requesting Party will have the right to refer the matter, at its discretion, to either third-party mediation (including nonbinding arbitration) or binding arbitration, and the transferor and the bank, as applicable, will be deemed to have consented to the selected resolution method. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Representations and Warranties” and “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Repurchase Obligations” for a discussion of the obligations of the sponsor, and the rights of the indenture trustee and the investors, if the sponsor breaches an Eligibility Representation. At the end of the [180]-day period described above, the sponsor may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the sponsor written notice of its intention to refer the matter to mediation or arbitration within [30] calendar days of the conclusion of the [180]-day period described above. The sponsor agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (AAA) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the Rules) in effect at the time the mediation is initiated. However, if any of the provisions in the rules are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutral parties maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the sponsor will use commercially reasonable efforts to begin the mediation within [10] business days of the selection of the mediator and to conclude the mediation within [30] days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the sponsor as part of the mediation. A failure by the Requesting Party and the sponsor to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the pooling agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than 5% of the aggregate outstanding principal amount of the notes as of the date of such repurchase request, a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutral parties maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of 5% of the total principal receivables in the master trust as of the date of such repurchase request, a three-arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five business days of providing notice to the sponsor, as applicable, of its selection of arbitration, (b) one to be appointed by the sponsor within five business days of the Requesting Party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five business days of the sponsor’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect at the time the arbitration is initiated. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties’ intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 30 days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with New York law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the sponsor will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three per party and shall be held within [30] calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three hours’ duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within [60] calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties’ intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of purchase agreement, and may not modify or change the purchase agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties’ intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting binding arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

a)	Any mediation or arbitration will be held in New York, New York;

b)

Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

c)

The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

Administration Agreement

CONA will be the administrator under the administration agreement. The administrator will perform all of its duties as administrator under the administration agreement and the duties and obligations of the issuing entity and the administrator under the servicing agreement, the sale agreement, the indenture, the note depository agreement and the trust agreement. However, except as otherwise provided in such documents, the administrator will have no obligation to make any payment required to be made by the issuing entity under any such document. The administrator will monitor the performance of the issuing entity and will advise the issuing entity when action is necessary to comply with the issuing entity’s duties and obligations under such documents.

The administrator is permitted, at any time without notice or consent, to delegate any or all of its duties to any of its affiliates or specific duties to sub-contractors or other professional services firms who are in the business of performing such duties, although the administrator will remain liable for the performance of any duties that it delegates to another entity.

As compensation for the performance of the administrator and as a reimbursement for its related expenses, the administrator will be entitled to receive $[    ] annually, which shall be solely an obligation of the servicer.

Amendment Provisions

The purchase agreement generally may be amended by the parties thereto without the consent of the noteholders or any other person; the sale agreement generally may be amended by the depositor without the consent of the noteholders or any other person; the trust agreement generally may be amended by the parties thereto without the consent of the noteholders, any certificateholder or any other person; the servicing agreement generally may be amended by the servicer without the consent of the noteholders or any other person; and the administration agreement generally may be amended by the administrator without the consent of the noteholders or any other person, in each case, if one of the following requirements is met, subject to the last paragraph of this section:

(i)    an opinion of counsel or officer’s certificate of the depositor, servicer or administrator, as applicable, to the effect that such amendment will not materially and adversely affect the interests of the noteholders is delivered to the indenture trustee; or

(ii)    the Rating Agency Condition is satisfied with respect to such amendment and the indenture trustee is so notified in writing.

Any amendment to the trust agreement by the depositor or the owner trustee, the administration agreement by the administrator and the indenture trustee, the servicing agreement by the servicer, the purchase agreement by the parties thereto, the sale agreement by the parties thereto and the indenture by the parties thereto, also may be made with the consent of the noteholders holding not less than a majority of the note balance of the controlling class for the purpose of adding any provisions to or changing in any manner or eliminating any provision of the relevant agreement or of modifying in any manner the rights of the noteholders or the certificateholders.

Additionally, the trust agreement, the administration agreement, the transfer agreements and the servicing agreement may only be amended by the parties thereto if (i) the Majority Certificateholders [or, if 100% of the aggregate Percentage Interests is then beneficially owned by CONA and/or its affiliates, such person (or persons)], consent to such amendment or (ii) such amendment will not, as evidenced by an officer’s certificate of the appropriate party or an opinion of counsel delivered to the indenture trustee and/or the owner trustee, as applicable, materially and adversely affect the interests of the certificateholders. [For purposes of classifying the issuing entity as a grantor trust under the Code, none of the transfer agreements, the trust agreement, the administration agreement or the servicing agreement may be amended in a manner that (1) would result in a variation of the investment of the beneficial owners of the certificates for purposes of the United States Treasury Regulation section 301.7701-4(c) without the consent of noteholders evidencing at least a majority of the note balance of the controlling class and the Majority Certificateholders, or (2) would cause the issuing entity (or any part thereof) to be classified as other than a grantor trust under subtitle A, chapter 1, subchapter J, part I, subpart E of the Code without the consent of all of the noteholders and all of the certificateholders.

The Accounts

The issuing entity will have the following non-interest bearing bank accounts, which initially will be maintained at and will be maintained under the sole dominion and control of the indenture trustee and in the name of the issuing entity for the benefit of the noteholders:

•	the collection account;

•	the principal distribution account; and

•	the reserve account.

A certificate distribution account will be established for the benefit of the certificateholders. Neither the indenture trustee nor any noteholder will have any interest or claim to the certificate distribution account or funds on deposit in that account. The certificate distribution account will not be a trust account.

The Collection Account

Under the servicing agreement, so long as CONA is acting as servicer, the servicer will be required to deposit an amount equal to all collections into the collection account within the time, not to exceed two business days after its receipt thereof, necessary to clear any payment received. Pending deposit in the collection account, collections may be used by the servicer at its own risk and are not required to be segregated from its own funds.

On the business day prior to each payment date, the paying agent will, based upon written direction, withdraw from the reserve account and deposit into the collection account any amount of funds required under the indenture to be withdrawn from the reserve account and distributed on that payment date.

Principal Distribution Account

On each payment date, the indenture trustee will, based upon written direction, make payments from amounts deposited in the principal distribution account on that date in the order of priority above under “The Notes—Payments of Principal.”

Reserve Account

The servicer will establish the reserve account under the sole dominion and control of the indenture trustee and in the name of the issuing entity for the benefit of the noteholders. To the extent that collections on the receivables and amounts on deposit in the reserve account are insufficient to pay interest and principal of the notes, the noteholders will have no recourse to the assets of the certificateholders, the depositor, or the servicer as a source of payment.

The reserve account will be funded by an expected deposit from proceeds of the offering of the notes on the closing date in an amount equal to approximately $[    ]    (which is approximately [    ]% of the net pool balance as of the cut-off date (the “Specified Reserve Account Balance”)); provided, that after the notes are no longer outstanding following payment in full of the principal and interest on the notes, the “Specified Reserve Account Balance” will be $0.

As of any payment date, the amount of funds actually on deposit in the reserve account may, in certain circumstances, be less than the Specified Reserve Account Balance. On each payment date, the issuing entity will, to the extent available, deposit the amount, if any, necessary to cause the amount of funds on deposit in the reserve account to equal the Specified Reserve Account Balance to the extent set forth below under “—Priority of Payments.”

The amount of funds on deposit in the reserve account may decrease on each payment date by withdrawals of funds to cover shortfalls in the amounts required to be distributed pursuant to clauses first through ninth under “—Priority of Payments” below.

If the amount of funds on deposit in the reserve account on any payment date, after giving effect to all deposits and withdrawals from the reserve account on that payment date, is greater than the Specified Reserve Account Balance for that payment date, then such amounts in excess of the Specified Reserve Account Balance shall constitute Available Funds and the servicer will instruct the indenture trustee to distribute the amount of the excess as specified under “—Priority of Payments” below.

In addition, on any payment date if the sum of the amounts in the reserve account and the remaining Available Funds after the payments under clauses [first] through [ninth and eleventh] under “—Priority of Payments” below would be sufficient to pay in full the aggregate unpaid principal amount of all of the outstanding notes, then the indenture trustee will, if instructed by the servicer, withdraw such amounts from the reserve account to the extent necessary to pay all outstanding notes in full.

Permitted Investments

Amounts on deposit in the collection account [and the reserve account] may be invested by the indenture trustee at the direction of the servicer in permitted investments. Permitted investments will be limited to highly-rated investments that meet criteria established by each hired agency. Amounts on deposit in the principal distribution account [and the reserve account] will remain uninvested.

[Acquisition of Subsequent Receivables During Funding Period]

[On the closing date, $[    ] (the “pre-funded amount” of the proceeds from the sale of the notes will be deposited into the pre-funding account, which will be included in the issuing entity property. Subsequent receivables will be sold by CONA to the depositor under an assignment executed pursuant to the purchase agreement and will be sold by the depositor to the issuing entity under an assignment executed pursuant to the sale agreement. The amount of funds withdrawn from the pre-funding account for the acquisition of subsequent receivables on a Funding Date will be equal to the Receivables Purchase Price with respect to such subsequent receivables.

In order to acquire subsequent receivables on a Funding Date, certain conditions precedent set forth in the sale agreement must be satisfied, including that such subsequent receivables must satisfy the same eligibility criteria as the receivables transferred to the issuing entity on the closing date. Such subsequent receivables may not be acquired through the pre-funding account if the effect of such acquisition would be to (i) reduce the weighted average contract rate of all subsequent receivables to less than [    ]%, (ii) increase the weighted average loan-to-value ratio of all subsequent receivables to more than [    ]%, (iii) reduce the weighted average FICO® score at origination of all subsequent receivables to less than [    ], (iv) increase the weighted average remaining term to maturity of all subsequent receivables to greater than [    ] months or (v) increase the portion of all receivables due from obligors having a billing address in any given state to a level greater than [20]% of the net pool balance. Additionally, each subsequent receivable must satisfy, as of the applicable subsequent cut-off date, the eligibility criteria set forth in the [second] paragraph under “The Receivables Pool” in this prospectus.

The underwriting criteria for subsequent receivables are substantially the same as those described for the initial receivables under “The Originator”) and thus it is expected that the characteristics of the subsequent receivables acquired through the pre-funding account will not vary materially from the characteristics of the receivables pool on the closing date. Assuming that substantially all of the pre-funded amount is used for the purchase of subsequent receivables, the aggregate principal balance of the subsequent receivables as of their respective subsequent cut-off dates will not be more than 50% of the proceeds of the offering and will equal approximately [    ]% of the aggregate principal balance of all receivables as of their respective cut-off dates.

On the first payment date following the end of the Funding Period, and after the application of Available Funds in accordance with the priority of payments set forth in “—Priority of Payments” below, the indenture trustee will withdraw any remaining funds on deposit in the pre-funding account (excluding investment earnings, if any) and pay those remaining funds as principal to the noteholders after giving effect to any distributions of principal made on that payment date in sequential order of priority beginning with the Class A-1 notes until each such class is paid in full, if the aggregate of those amounts is $100,000 or less. If the remaining funds on deposit in the pre-funding account exceed $100,000, the funds will be paid as principal on a pro rata basis to all the noteholders based on the original Note Balance of each class of notes; provided, that if the pro rata portion of the remaining funds allocable to any class of notes would exceed the outstanding Note Balance of that class after giving effect to any distributions of principal made on that payment date, then the funds in excess of such outstanding Note Balance will be paid sequentially to the remaining classes of notes beginning with the Class A-1 notes until each such class is paid in full.

Amounts on deposit in the pre-funding account will be invested by the indenture trustee at the direction of the servicer in Eligible Investments and investment earnings thereon will be deposited into the collection account as Available Funds on each payment date. Eligible Investments are generally limited to obligations or securities that mature on or before the next payment date. However, if the Rating Agency Condition is satisfied, funds in the pre-funding account may be invested in securities that will not mature prior to the next payment date with respect to such notes and which meet other investment criteria.

In connection with each purchase of subsequent receivables, officers on behalf of the servicer, the depositor and the issuing entity will certify that the requirements summarized above are met with regard to that prefunding. Neither the Hired Agencies nor any other person (other than the servicer, the depositor and the issuing entity) will provide independent verification of that certification.]

[Revolving Period

During the Revolving Period, noteholders will not receive principal payments. The revolving period may not be longer than three years from the date of issuance of a class of notes. Instead, on each payment date during the Revolving Period, the issuing entity will seek to reinvest amounts that would otherwise be distributed as principal in additional Receivables to be purchased from the depositor.

The issuing entity will purchase additional Receivables meeting the eligibility requirements described in “The Receivables—Criteria Applicable to Selection of Receivables.” The purchase price for each additional Receivable will be its aggregate receivables principal balance. The issuing entity will seek to purchase additional Receivables from the depositor in an aggregate amount equal to the Target Reinvestment Amount, to the extent of funds available in the accumulation account. The depositor will seek to make Receivables available to the issuing entity as additional Receivables in an amount approximately equal to the amount of the available funds, but it is possible that the depositor will not have sufficient additional Receivables for this purpose. Any portion of funds available in the accumulation account which is not used to purchase additional receivables on a payment date during the Revolving Period will be re-deposited into the accumulation account and applied on subsequent payment dates in the Revolving Period to purchase additional Receivables. Noteholders will be notified of the purchase of additional Receivables on Form 10-D.

The amount of additional Receivables and percentage of asset pool will be determined by the amount of cash available from payments and prepayments on existing Receivables. There are no stated limits on the amount of additional receivables allowed to be purchased during the revolving period in terms of either dollars or percentage of the initial asset pool. Further, there are no requirements regarding minimum amounts of additional receivables that can be purchased during the revolving period. [Insert the maximum amount of additional assets that may be acquired during the revolving period and the percentage of the asset pool that may be acquired during the revolving period, to the extent applicable, in accordance with Item 1111(g) of Regulation AB.]

The Revolving Period consists of the monthly periods beginning with the [    ] monthly period and ending with the [    ] monthly period and the related payment dates. Reinvestments in additional Receivables will be made on each payment date related to those monthly periods. [During an amortization period all or a portion of principal collections on the Receivables may be applied as specified above for a Revolving Period and, to the extent not so applied, will be distributed to the classes of notes or certificates.] The Revolving Period will terminate sooner if an Early Amortization Event occurs in one of those monthly periods, in which case the Amortization Period will begin and no reinvestment in additional Receivables will be made on the related payment date. During the Amortization Period, noteholders will be entitled to receive principal payments in accordance with the priorities set forth in “The Notes—Priority of Payments.”]

An “Early Amortization Event” will occur if:

•	the amount on deposit in the reserve account is less than the Specified Reserve Account Balance on consecutive payment dates following the application of funds on such date;

•	the amount on deposit in the accumulation account is less than the Target Reinvestment Amount on consecutive payment dates following the application of funds on such date;

•

the amount on deposit in the accumulation account is greater than [    ] % of the initial aggregate receivables principal balance on [    ] consecutive payment dates following the application of funds on such date;

•	an Event of Default occurs; or

•	a servicer replacement event occurs.

The occurrence of an Early Amortization Event is not necessarily an Event of Default under the Indenture.]

Priority of Payments

[Priority of Payments During the Revolving Period]

[During the revolving period,] On each payment date, except after acceleration of the notes after an event of default under the indenture [(and, with respect to the first payment date following the end of the Funding Period, prior to the application of funds in accordance with the second paragraph set forth under “Acquisition of Subsequent Receivables During Funding Period” above)], the indenture trustee will make the following deposits and distributions (in accordance with the servicer’s instructions), to the extent of Available Funds then on deposit in the collection account with respect to the collection period preceding such payment date and funds, if any, deposited into the collection account from the reserve account in the following order of priority:

(1)	first, to the servicer, the servicing fee and all prior unpaid servicing fees;

(2)

second, to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any fees, expenses and indemnification amounts due to each such party, pro rata, based on amounts due to each such party, in an aggregate amount not to exceed $[            ] in any calendar year;

(3)	[third, to the swap counterparty, the Net Swap Payment, if any, for such payment date;]

(4)

[fourth,] pro rata [based on amounts due, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)] to the [Class A] noteholders, pro rata, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to noteholders of the [Class A] notes on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on prior payment dates over the amounts in respect of interest actually paid to the [Class A] noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of [Class A] notes (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amount available will be applied to the payment of interest on the Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(5)

[fifth], to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);

(6)

[sixth], to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);

[(7)

[seventh], to the noteholders of the Class D notes, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate (to the extent permitted by law);]

[(8)

[eighth] reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes exceeds the aggregate receivables principal balance;]

(9)	[ninth], to the indenture trustee, the owner trustee [and the asset representations reviewer], fees, reasonable expenses and indemnification amounts not previously paid by the servicer;

(10)	[tenth], to the reserve account, an additional amount required to cause the amount of cash on deposit in the reserve account to equal the Specified Reserve Account Balance;

[(11)

[eleventh], reinvestments in additional receivables and deposits into the accumulation account, as applicable, in the amount by which the aggregate principal balance of the notes plus the overcollateralization target amount exceeds the aggregate receivables principal balance, as increased above, plus the amounts deposited in the accumulation account above,]

(12)	[twelfth], to the swap counterparty, any Subordinate Swap Termination Payment]; and

(13)	[thirteenth], to the certificate distribution account for distribution to the certificateholders, any funds remaining.

Upon and after any distribution to the certificateholder of any amounts, the noteholders will not have any rights in, or claims to, those amounts.

Amortization Period]

[During the amortization period,] On each payment date, except after acceleration of the notes after an event of default under the indenture, the indenture trustee will make the following deposits and distributions, to the extent of the Available Funds then on deposit in the collection account with respect to the collection period preceding such payment date and funds, if any, deposited into the collection account from the reserve account, in the following order of priority:

(1)	first, to the servicer, the servicing fee and all prior unpaid servicing fees;

(2)

second, to the indenture trustee, the owner trustee and the asset representations reviewer, the amount of any fees, expenses and indemnification amounts due to each such party, pro rata, based on amounts due to each such party, in an aggregate amount not to exceed $[            ] in any calendar year;

(3)	[third, to the swap counterparty, the Net Swap Payment, if any, for such payment date;]

(4)

[fourth], pro rata [based on amounts due, (i) to the swap counterparty, any Senior Swap Termination Payments for such payment date and (ii)] to the noteholders of the [Class A] notes, pro rata, the accrued [Class A] note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on each class of the [Class A] notes at their respective interest rates on the Note Balance of each such class as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to noteholders of the [Class A] notes on or prior to the preceding payment date; and (ii) the excess, if any, of the amount of interest due and payable to the [Class A] noteholders on prior payment dates over the amounts in respect of interest actually paid to the [Class A] noteholders on those prior payment dates, plus interest on any such shortfall at the respective interest rates for each class of [Class A] notes (to the extent permitted by law); provided, that if there are not sufficient funds available to pay the entire amount of the accrued [Class A] note interest, the amount available will be applied to the payment of interest on the [Class A] notes on a pro rata basis based on the amount of interest payable to each class of [Class A] notes;

(5)	[fifth], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the First Allocation of Principal;

(6)

[sixth], to the noteholders of the Class B notes, the accrued Class B note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class B notes at the Class B interest rate on the Class B Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class B noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class B noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class B noteholders on those prior payment dates, plus interest on any such shortfall at the Class B interest rate (to the extent permitted by law);

(7)	[seventh], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Second Allocation of Principal;

(8)

[eighth], to the noteholders of the Class C notes, the accrued Class C note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class C notes at the Class C interest rate on the Class C Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class C noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class C noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class C noteholders on those prior payment dates, plus interest on any such shortfall at the Class C interest rate (to the extent permitted by law);

(9)	[ninth], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Third Allocation of Principal;

[(10)

[tenth], to the noteholders of the Class D notes, the accrued Class D note interest, which is the sum of (i) the aggregate amount of interest due and accrued for the related interest period on the Class D notes at the Class D interest rate on the Class D Note Balance as of the previous payment date or the closing date, as the case may be, after giving effect to all payments of principal to the Class D noteholders on or prior to the preceding payment date, and (ii) the excess, if any, of the amount of interest due and payable to the Class D noteholders on prior payment dates over the amounts in respect of interest actually paid to the Class D noteholders on those prior payment dates, plus interest on any such shortfall at the Class D interest rate (to the extent permitted by law);]

[(11)	[eleventh], to the noteholders pursuant to the first paragraph of “The Notes—Payments of Principal” above, the Fourth Allocation of Principal;]

(12)	[twelfth], to the reserve account, any additional amount required to cause the amount on deposit in the reserve account to equal the Specified Reserve Account Balance;

(13)	[thirteenth], to the principal distribution account for distribution pursuant to “The Notes—Payments of Principal” above, the Regular Allocation of Principal, if any;

(14)	[fourteenth], to the indenture trustee, the owner trustee [and the asset representations reviewer], fees, reasonable expenses and indemnification amounts not previously paid by the servicer;

(15)	[fifteenth], to the swap counterparty, any Subordinated Swap Termination Payments for such payment date;] and

(16)

[sixteenth], to the certificateholders, pro rata based on the Percentage Interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders, any funds remaining.

Upon and after any distribution to the certificate distribution account of any amounts, the noteholders will not have any rights in, or claims to, those amounts. Amounts on deposit in the certificate distribution account will be distributed on each payment date by the certificate paying agent to the certificateholders, ratably, based on the Percentage Interest of each certificateholder.

If the sum of the amounts required to be distributed pursuant to clauses [first through tenth] above exceeds the sum of Available Funds for that payment date, the indenture trustee will withdraw from the reserve account and deposit in the collection account for distribution in accordance with the payment waterfall an amount equal to the lesser of the funds in the reserve account and the shortfall.

Credit and Cash Flow Enhancement

Overcollateralization

Overcollateralization is the amount by which the Pool Balance [(plus, during the Funding Period, the amount on deposit in the pre-funding account)] exceeds the outstanding principal balance of the notes. Overcollateralization means there will be additional receivables generating collections that will be available to cover losses on the receivables and shortfalls due to any low annual percentage rate receivables. The initial amount of overcollateralization will be approximately [    ]% of the Pool Balance as of the cut-off date.

This transaction is structured to make principal payments on the notes in an amount greater than the decrease in the Pool Balance until a targeted level of overcollateralization is reached. After that point, principal payments on the notes will be made in an amount sufficient to maintain the targeted level of overcollateralization. The level of overcollateralization, as of each payment date, is required to increase to, and thereafter be maintained at, a target level of overcollateralization equal to [    ].

[Excess Interest]

[Because more interest is expected to be paid by the obligors in respect of the receivables than is necessary to pay the servicing fee, [any net swap payment,] trustee fees, expenses and indemnity amounts, asset representations reviewer fees, expenses and indemnity amounts (to the extent not otherwise paid by the sponsor), amounts required to be deposited in the reserve account, if any, and interest on the notes each month, there is expected to be excess interest. Any excess interest will be applied on each payment date as an additional source of Available Funds as described under “—Priority of Payments” above.]

[Yield Supplement Overcollateralization Amount]

As of the closing date, the yield supplement overcollateralization amount will equal [    ], which is approximately [    ]% of the initial Adjusted Pool Balance. The yield supplement overcollateralization amount will decline on each payment date. Because the receivables include a substantial number of low APR receivables, the receivables could generate less collections of interest than the sum of the amount necessary to pay the servicing fee, interest on the notes, fees, expenses and indemnification amounts required to be paid to the indenture trustee, the owner trustee and the asset representations reviewer and any required deposits into the reserve account if low APR receivables are not adequately offset by high APR receivables. The yield supplement overcollateralization amount is intended to compensate for the low APRs and is in addition to the overcollateralization referred to in “Summary of Terms—Credit Enhancement—Overcollateralization”.

[With respect to any payment date, the “yield supplement overcollateralization amount” is the amount specified below with respect to that payment date:

Payment Date	Yield Supplement Overcollateralization Amount
Amount
Closing Date [ ]	$[ ]]

[The yield supplement overcollateralization amount for each payment date is equal to the sum of the amount for each receivable equal to the excess, if any, of (x) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at the APR of that receivable over (y) the scheduled payments due on the receivable for each future collection period discounted to present value as of the end of the preceding collection period at a discount rate equal to the greater of the APR of that receivable and     [    ]%. For purposes of the preceding definition, future scheduled payments on the receivables are assumed to be made on their scheduled due dates without any delay, defaults or prepayments.]

The presence of credit enhancement for the benefit of any class of notes is intended to enhance the likelihood of receipt by the noteholders of that class of the full amount of principal and interest due thereon and to decrease the likelihood that those noteholders will experience losses. The credit enhancement for a class of notes will not provide protection against all risks of loss and may not guarantee repayment of the entire outstanding principal balance and interest thereon. If losses occur which exceed the amount covered by any credit enhancement or which are not covered by any credit enhancement, noteholders may suffer a loss on their investment in those notes. In addition, if a form of credit enhancement covers more than one class of notes, noteholders of any given class will be subject to the risk that the credit enhancement will be exhausted by the claims of noteholders of other classes.

Optional Redemption

The servicer has the right to exercise its optional clean-up call to purchase the assets of the issuing entity (other than the reserve account) on any payment date if both of the following conditions are satisfied: (a(a) as of the last day of the related collection period, the pool balance has declined to [10]% or less of the pool balance as of the [initial] cut-off date [plus the principal balance of the subsequent receivables as of the related cut-off date] and (b) the purchase price (as defined below) and the available funds for such payment date would be sufficient to pay (i) the servicing fee for such payment date and all unpaid servicing fees for prior periods, (ii) all fees, expenses and indemnities owed to the indenture trustee, the owner trustee [and the asset representations reviewer] and not previously paid, (iii) interest then due on the notes and (iv) the aggregate unpaid note balance of all of the outstanding notes. The outstanding notes will be redeemed in whole, but not in part, on the payment date on which the servicer, exercises this option. The purchase price will be equal to the [net pool balance plus accrued and unpaid interest on the receivables as of the last day of the collection period immediately preceding the redemption date, which amount (net of any collections deposited into the collection account after the last day of the collection period immediately preceding redemption date) will be deposited by the servicer into the collection account on the redemption date]. It is expected that, at the time this clean-up call option becomes available to the servicer, only the [Class D notes] will be outstanding. If the servicer purchases the receivables and other issuing entity property (other than the reserve account), the purchase price will equal the greater of (a) the unpaid principal balance of all the notes plus accrued and unpaid interest on the notes at the applicable interest rate up to but excluding that payment date (after giving effect to all distributions to be made on that payment date) and (b) [the fair market value of the receivables and the other issuing entity property (other than the reserve account)][the pool balance of the receivables as of the last day of the collection period preceding that payment date].

Additionally, each of the notes is subject to redemption in whole, but not in part, on any payment date on which the sum of the amounts in the reserve account and the remaining available funds after the payments under clauses[ first through ninth and eleventh] set forth in “—Priority of Payments” above would be sufficient to pay in full the aggregate unpaid note balance of all of the outstanding notes as determined by the servicer. On such payment date, the indenture trustee upon written direction from the servicer shall transfer all amounts on deposit in the reserve account to the collection account and on such payment date the outstanding notes shall be redeemed in whole, but not in part.

Notice of redemption under the indenture must be given by the indenture trustee not later than 10 days prior to the applicable redemption date to each holder of notes. All notices of redemption will state: (i) the redemption date; (ii) the redemption price; (iii) that the record date otherwise applicable to that redemption date is not applicable and that payments will be made only upon presentation and surrender of those notes, and the place where those notes are to be surrendered for payment of the redemption price; (iv) that interest on the notes will cease to accrue on the redemption date; and (v) the CUSIP numbers (if applicable) for the notes.

Fees and Expenses

The fees and expenses paid or payable from Available Funds are set forth in the table below. Those fees and expenses are paid on each payment date as described above under “—Priority of Payments”. [These trustee fees will be payable by the servicer out of its servicing fee.]

Recipient	Fees and Expenses Payable*
Servicer	The servicing fee as described below under “—Servicing Compensation and Expense”
Administrator	$[ ] per annum[, which is solely an expense of the servicer and will not be paid from Available Funds].
Indenture Trustee	$[ ] per annum plus reasonable expenses**
Owner Trustee	$[ ] per annum plus reasonable expenses**
Asset Representations Reviewer	$[ ] per annum plus reasonable expenses and in connection with Asset Review, $[ ] per receivable reviewed as described above under “—Asset Representations Review—Fees and Expenses for Asset Review”****
*	The fees and expenses described above do not change upon an event of default although actual expenses incurred may be higher after an event of default.
[**	The servicer has the primary obligation to pay the fees and expenses of the indenture trustee and the owner trustee.]
***

[The owner trustee will receive a fee for certain tax and accounting services provided on behalf of the issuing entity and the certificateholders, which fee could vary based on the number of certificateholders.]

[****	The sponsor has the primary obligation to pay the fees and expenses of the asset representations reviewer.]

[In addition to the fees and expenses set forth above, the sponsor and the depositor will incur certain other fees and expenses in connection with the issuance of the notes[, which will not be payable out of Available Funds or other assets of the issuing entity]. An estimate of these expenses in connection with the offering of the notes is set forth below:

Registration Fee	$	[ ]
Printing Fees and Expenses	$	[ ]
Legal Fees and Expense	$	[ ]
Accounting Fees and Expenses	$	[ ]
Miscellaneous	$	[ ]

Total	$	[ ]	]

[Hired Agency Fees

The sponsor will pay the Hired Agencies fees, which include initial fees in an amount equal to approximately $[        ] and annual surveillance fees in an amount equal to approximately $[        ]. None of these fees will be paid out of the collections on the receivables. None of the Hired Agencies retain any risk of loss with respect to the receivables.]

Indemnification of the Indenture Trustee and the Owner Trustee

Under the indenture, the issuing entity will (and will cause the depositor, the administrator and the servicer to) indemnify the indenture trustee for any loss, liability or expense, tax, penalty or claim (including reasonable attorneys’ fees and expenses) incurred by it in connection with the administration of the trust, including, with certain limitations, the costs and expenses of defending itself against any claim in connection with the exercise or performance of any of its powers or duties under the indenture. However, none of the administrator, the issuing entity, the depositor or the servicer will be liable for or required to indemnify the indenture trustee from and against any of the foregoing expenses arising or resulting from (i) the indenture trustee’s own willful misconduct, bad faith or negligence, (ii) the inaccuracy of certain of the indenture trustee’s representations and warranties or (iii) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the indenture trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments”.

Under the trust agreement, the depositor will cause the servicer to indemnify the owner trustee from and against any and all loss, liability, expense, tax, penalty or claim (including reasonable legal fees and expenses) of any kind and nature whatsoever which may at any time be imposed on, incurred by or asserted against the owner trustee in any way relating to or arising out of the trust agreement, the other transaction documents, the issuing entity property, the administration of the issuing entity property or the action or inaction of the owner trustee. However, neither the depositor nor the servicer will be liable for or required to indemnify the owner trustee from and against any of the foregoing expenses arising or resulting from (i) the owner trustee’s own willful misconduct, bad faith or gross negligence, (ii) the inaccuracy of certain of the owner trustee’s representations and warranties, (iii) liabilities arising from the failure of the owner trustee to perform certain obligations or (iv) taxes, fees or other charges on, based on or measured by, any fees, commissions or compensation received by the owner trustee. To the extent that any such indemnities are not otherwise satisfied, they will be paid from Available Funds as described above under “—Priority of Payments”.

Collection and Other Servicing Procedures

CONA will be the servicer. So long as CONA is the servicer, it will also act as custodian of the receivables, and as the issuing entity’s and indenture trustee’s agent will maintain possession or control, as applicable, of the receivable files. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivables files in electronic form (including the contracts giving rise to the receivables) and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The servicer shall maintain control of all electronic chattel paper evidencing a receivable. The servicer, among other things, will manage, service, administer and make collections on the receivables in accordance with its customary servicing practices in effect from time to time, using the same degree of skill and attention that the servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others, consistent with the servicing agreement. The servicer is permitted to delegate some or all of its duties to another entity, including its affiliates and subsidiaries, although the servicer will remain liable for the performance of any duties that it delegates to another entity. See “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement” in this prospectus.

Servicing Compensation and Expenses

The servicer will be entitled to receive a servicing fee for each collection period. The “servicing fee” for any payment date will be an amount equal to the product of (1) [one-twelfth] [(or, in the case of the first payment date, a fraction equal to the number of days from but not including the [initial] cut-off date to and including the last day of the first collection period over 360)], (2) [    ]% per annum and (3) the Pool Balance of the receivables as of the first day of the related collection period (or as of the [initial] cut-off date, in the case of the first payment date). As additional compensation, the servicer will be entitled to retain all supplemental servicing fees. In addition, the servicer will be entitled to receive all investment earnings (net of investment losses and expenses) from the investment of funds on deposit in the collection account and the reserve account, if any. The servicing fee, together with any portion of the servicing fee that remains unpaid from prior payment dates, will be payable on each payment date from funds on deposit in the collection account with respect to the collection period preceding such payment date, including funds, if any, deposited into the collection account from the reserve account. The servicer will pay all expenses incurred by it in connection with its servicing activities (including any fees and expenses of sub-servicers to whom it has delegated servicing responsibilities) and will not be entitled to reimbursement of those expenses except for auction, painting, repair or refurbishment expenses and similar expenses described in the definition of Liquidation Proceeds. The servicer will have no responsibility, however, to pay any losses with respect to the receivables or any losses in connection with the investment of funds on deposit in the collection account and the reserve account.

Modifications of Receivables and Extensions of Receivables Final Payment Dates

Pursuant to the servicing agreement, the servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the receivables as and when the same become due in accordance with its customary servicing practices. The servicer may grant Permitted Modifications (as described below), but not any other extension, deferral, amendment, modification, alteration, temporary reduction in payments or adjustment, with respect to any receivable in accordance with its customary servicing practices; provided, however, that if the servicer (i) extends the date for final payment by the obligor of any receivable beyond the last day of the collection period preceding the latest final scheduled payment date of any notes issued under the indenture or (ii) reduces the contract rate or outstanding principal balance with respect to any receivable, in either case other than (A) as required by law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance or if the related obligor is covered by the Servicemembers Civil Relief Act or (B) in connection with a modification, adjustment or settlement in the event the receivable becomes a Severely Distressed Receivable, it will promptly purchase such receivable in the manner described below. The servicer may not make a modification described above that would trigger a purchase requirement for the sole purpose of enabling the servicer to purchase a receivable from the issuing entity. Notwithstanding anything in the preceding sentences of this paragraph to the contrary, the servicer may grant extensions, deferrals, alterations, amendments, modifications or adjustment to the terms of, or with respect to, any receivable, in accordance with its customary servicing practices only if at least one of the following conditions has been satisfied (each, a “Permitted Modification”): (i) any amendment, modification, alteration or adjustment, individually and collectively with any other amendment, modification, alteration or adjustment proposed to be made with respect to the Receivable, is ministerial in nature (including, without limitation, any change to the due date for monthly payments that is not classified by the servicer as an extension); (ii) in the case of any extension or deferral, (A) the obligor’s address is within a geographic area determined by the President of the United States or the Governor of the applicable state to warrant individual, or individual and public, assistance from the federal government under the Robert T. Stafford Disaster Relief and Emergency Assistance Act or similar state law, as the case may be, or (B) the obligor is a U.S. federal or state government employee that is furloughed on account of a shutdown of such government occurring as a result of a lapse in annual appropriations; (iii) any amendment, modification, alteration or adjustment where (A) the obligor is in payment default, the receivable is a Severely Distressed Receivable or in the judgment of the servicer, in accordance with the servicer’s customary servicing practices, it is reasonably foreseeable that the obligor will default (it being understood that the servicer may proactively contact any obligor whom the servicer believes may be at higher risk of a payment default under the related receivable, and it being further understood that if the obligor has notified the servicer that the obligor has been materially and adversely impacted by a natural disaster or public terror attack, then the servicer may reasonably conclude that it is reasonably foreseeable that such obligor will default) and (B) the servicer believes that such amendment, modification, alteration or adjustment is appropriate or necessary to preserve the value of the receivable and to prevent the receivable from going into default (or, where the receivable is already in default, to prevent the receivable from becoming further impaired); or (iv) any other extension, deferral, amendment, modification, alteration, temporary reduction in payment, or adjustment is (A) in accordance with the servicer’s customary servicing practices and (B) the servicer has delivered an opinion to the issuing entity and the administrator to the effect that such extension, deferral, amendment, modification, alteration, temporary reduction in payment or adjustment will not cause the issuing entity to be treated, for United States federal income tax purposes, as an association (or a publicly traded partnership) taxable as a corporation or as other than a grantor trust for U.S. federal income tax purposes.

“Severely Distressed Receivable” means, as of any date of determination, a receivable (other than a repurchased receivable) (i) that is 60 or more days delinquent, (ii) that is a Defaulted Receivable, (iii) for which the obligor is the subject of a bankruptcy or other insolvency proceeding, (iv) for which the related financed vehicle has been repossessed (or for which the servicer has initiated repossession proceedings) or (v) for which the related financed vehicle has been subject to theft or suffered destruction or damage that would be determined to be beyond repair in accordance with customary servicing practices

Provided that a repurchase obligation is not triggered, the servicer and its affiliates (each in its individual capacity and not on behalf of the issuing entity) may engage in any marketing practice or promotion or any sale of any products, good or services, including insurance policy, to obligors with respect to the receivables so long as such practices, promotions or sales are offered to obligors of comparable motor vehicle receivables serviced by the servicer for itself and others, whether or not such practices, promotions or sales might result in a decrease in the aggregate amount of payments on the receivables, prepayments or faster or slower timing of the payment of the receivables. The servicer will not be required to make any advances of funds or guarantees regarding collections, cash flows or distributions. The servicer and its affiliates (each in its individual capacity and not on behalf of the issuing entity) may also sell insurance that provides for payment of some or all of the amount of a receivable upon the death or disability of the obligor or any casualty with respect to the financed vehicle.

The servicer may refinance any receivable at the request of the obligor by making a new loan to the related obligor and depositing the full outstanding principal balance of such receivable into the collection account. The receivable created by such refinancing will not be property of the issuing entity. The amount financed will be treated for all purposes, including for United States federal income tax purposes, as a payoff of all amounts owed by the related obligor with respect to such receivable.

Nothing in the servicing agreement will prevent the servicer from implementing new programs, whether on an intermediate, pilot or permanent basis, or on a regional or nationwide basis, or from modifying its standards, policies and procedures as long as, in each case, those programs or modifications (i) would be consistent with its customary servicing practices and (ii) would not cause the issuing entity to be treated, for United States federal income tax purposes, as an association (or a publicly traded partnership) taxable as a corporation or as other than a fixed investment trust described in Treasury Regulation section 301.7701-4(c) that is treated as a grantor trust under subtitle A, chapter 1, subchapter J, part I, subpart E of the Code.

Upon discovery of a breach of certain servicing covenants set forth in the servicing agreement with respect to any receivable which materially and adversely affects the interests of the issuing entity, the certificateholders or the noteholders, the party discovering that breach will give prompt written notice of that breach to the other parties to the servicing agreement; provided, that (i) delivery of the monthly servicer’s report will be deemed to constitute prompt notice by the servicer and the issuing entity of that breach and (ii) the indenture trustee shall be deemed to have knowledge of such breach only if a responsible officer has actual knowledge thereof, including without limitation upon receipt of written notice; provided, further, that the failure to give that notice will not affect any obligation of the servicer under the servicing agreement. If the breach materially and adversely affects the interests of the issuing entity, the certificateholders or the noteholders, then the servicer will either (a) correct or cure that breach or (b) purchase that receivable from the issuing entity, in either case on or before the payment date following the end of the collection period which includes the 60th day (or if the servicer elects, an earlier date) after the date the servicer became aware or was notified of that breach. Any such breach or failure will be deemed not to materially and adversely affect such receivable if it has not affected the ability of the issuing entity to receive and retain timely payment in full on such receivable. Any such purchase by the servicer will be at a purchase price equal to the outstanding principal balance of that receivable plus any unpaid accrued interest. In consideration for that purchase, the servicer will pay (or will cause to be paid) the purchase price by depositing such amount into the collection account on the date of such purchase, if such date is not a payment date or, if such date is a payment date, then prior to the close of business on the business day prior to such date. The purchase obligation will constitute the sole remedy available to the issuing entity and the indenture trustee for a breach by the servicer of certain of its servicing covenants under the servicing agreement.

Under the servicing agreement, the servicer will covenant not to release the financed vehicle securing each receivable from the security interest granted by that receivable in whole or in part, except (i) as required by law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance, (ii) in the event of payment in full by or on behalf of the related obligor or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices, (iii) in connection with repossession or (iv) except as may be required by an insurer in order to receive proceeds from any insurance policy covering that financed vehicle. If this covenant is breached, under the servicing agreement, the servicer will be required to repurchase the related receivable if such breach materially and adversely affects the interests of the issuing entity, the certificateholders or the noteholders in the related receivable. In addition, if the servicer extends the date for final payment by the obligor on any receivable beyond the last day of the collection period preceding the latest the final scheduled payment date of any notes or reduces the contract rate or outstanding principal balance with respect to any receivable, in either case, other than as required by applicable law or court order or in connection with a settlement in the event the receivable becomes a defaulted receivable, under the servicing agreement the servicer will be required to repurchase the related receivable, if such change in the receivable would materially and adversely affect the interests of the issuing entity, the certificateholders or the noteholders in such receivable.

Unless required by law or court order, at the direction of a regulatory authority or in accordance with regulatory guidance, the servicer will not release the financed vehicle securing each such Receivable from the security interest granted by such Receivable in whole or in part except (a) in the event of payment in full by or on behalf of the Obligor thereunder or payment in full less a deficiency which the servicer would not attempt to collect in accordance with its customary servicing practices, (b) in connection with repossession or (c) as may be required by an insurer in order to receive proceeds from any insurance policy covering such financed vehicle

The servicer, in its capacity as custodian under the servicing agreement, will hold the receivable files for the benefit of the issuing entity and the indenture trustee, as pledgee of the issuing entity. In performing its duties as custodian, the servicer will act in accordance with its customary servicing practices. The servicer may, in accordance with its customary servicing practices, (i) maintain all or a portion of the receivable files in electronic form and (ii) maintain custody of all or any portion of the receivable files with one or more of its agents or designees. The servicer will maintain each receivable file in the United States, and will make available to the issuing entity and the indenture trustee (or their authorized representatives, attorneys or auditors) a list of locations of the receivable files upon request. The servicer will provide access to the receivable files, the related accounts, records and computer systems maintained by the servicer at such times as the issuing entity or indenture trustee direct (but only upon reasonable notice, in the presence of an officer of the servicer and during normal business hours, which do not unreasonably interfere with the servicer’s normal operations) at the respective offices of the servicer. Further, upon written instructions from the indenture trustee, the servicer will release or caused to be released any documents in the receivable files to the indenture trustee or its agent or designee. The servicer will not be responsible for any loss resulting from the failure of the indenture trustee or its agent or designee to return any document or any delay in doing so.

Realization Upon Defaulted Receivables

On behalf of the issuing entity, the servicer will use commercially reasonable efforts, consistent with its customary servicing practices, to repossess or otherwise convert the ownership of the financed vehicle securing any receivable as to which the servicer has determined eventual payment in full is unlikely unless it determines in its sole discretion that repossession will not increase the liquidation proceeds by an amount greater than the expense of such repossession, that the proceeds ultimately recoverable with respect to such receivable would be increased by forbearance or that repossessing such financed vehicle would otherwise not be consistent with the servicer’s customary servicing practices. The servicer will follow such customary servicing practices as it deems necessary or advisable, which may include reasonable efforts to realize upon any recourse to any dealer and selling the financed vehicle at public or private sale. The foregoing will be subject to the provision that, in any case in which the financed vehicle has suffered damage, the servicer will not be required to expend funds in connection with the repair or the repossession of such financed vehicle unless it determines in its sole discretion that such repair and/or repossession will increase the liquidation proceeds by an amount greater than the amount of such expenses. The servicer may from time to time (but is not required to) sell any deficiency balance in accordance with its customary servicing practices; provided, however, that (i) each sale must be made at a price equal to the fair market value of such deficiency balance in cash in immediately available funds and (ii) such sale must be without recourse, representation or warranty by the issuing entity or the servicer (other than any representation or warranty regarding the absence of liens, that the issuing entity has good title to the deficiency balance, or similar representation or warranty). Net proceeds of any such sale allocable to the receivable will constitute liquidation proceeds, and the sole right of the issuing entity and the indenture trustee with respect to any such sold receivables will be to receive such liquidation proceeds. Upon such sale, the servicer will mark its computer records indicating that any such receivable sold no longer belongs to the issuing entity. The servicer is authorized to take any and all actions necessary or appropriate on behalf of the issuing entity to evidence the sale of the receivable free from any lien or other interest of the issuing entity or the indenture trustee.

Servicer Replacement Events

The following events constitute “servicer replacement events” under the servicing agreement:

•

any failure by the servicer to deliver or cause to be delivered any required payment to the indenture trustee or the owner trustee for deposit into the collection account by the servicer under the terms of the servicing agreement, which failure continues unremedied for a period of five (5) business days after discovery thereof by a responsible officer of the servicer or receipt by a responsible officer of the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders);

•

any failure by the servicer to duly observe or perform in any material respect any covenants or agreements of the servicer set forth in the servicing agreement (other than a covenant or agreement pursuant to the FDIC Rule Covenant), which failure (i) materially and adversely affects the rights of the issuing entity or the noteholders or the certificateholders and (ii) continues unremedied for a period of ninety (90) days after discovery thereof by a responsible officer of the servicer or receipt by the servicer of written notice thereof from the indenture trustee or the noteholders evidencing at least a majority of the note balance (or, if no notes are outstanding, by the Majority Certificateholders) provided that a breach of any covenant for which the repurchase of the affected receivable is specified as the sole remedy under the Servicing Agreement will not result in a servicer replacement event; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for more than ninety (90) days) of bankruptcy, insolvency, receivership or liquidation of the servicer.

The existence or occurrence of any “material instance of noncompliance” (within the meaning of Item 1122 of Regulation AB) shall not create any presumptions that an event under the first three bullets above has occurred.

Notwithstanding the foregoing, (a) if any delay or failure of performance referred to in the first bullet above was caused by force majeure or other similar occurrence, the five (5) business day grace period will be extended for an additional sixty (60) calendar days and (b) if any delay or failure of performance referred to in the second or third bullet above was caused by force majeure or other similar occurrence, the ninety (90) day grace period will be extended for an additional sixty (60) calendar days.

Resignation, Removal or Replacement of the Servicer

If a servicer replacement event has occurred and is continuing, the indenture trustee or owner trustee, as applicable, at the direction of 66 2⁄3% of the outstanding principal amount of the controlling class (or, if no notes are outstanding, the Majority Certificateholders), will terminate all of the rights and obligations of the servicer with respect to the receivables. The indenture trustee or owner trustee, as applicable, will effect that termination by delivering notice to the servicer, the owner trustee, the issuing entity, the administrator, the certificateholders and the noteholders. In the event the servicer is removed or resigns, the indenture trustee, at the direction of 66 2⁄3% of the outstanding principal amount of the controlling class, shall appoint a successor servicer. Any successor servicer must be an established institution having a net worth of not less than $100,000,000 and whose regular business includes the servicing of comparable motor vehicle receivables having an aggregate outstanding principal amount of not less than $50,000,000.

The servicer may not resign from its servicing obligations and duties except upon determination that the performance of its duties under the servicing agreement is no longer permissible under applicable law. No servicer resignation will become effective until a successor servicer has assumed the servicer’s obligations and duties and provided in writing the information reasonably requested by the depositor to comply with the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The servicer may, at any time without notice or consent, delegate (a) any or all of its duties (including, without limitation, its duties as custodian) under the transaction documents to any of its affiliates or (b) specific duties (including, without limitation, its duties as custodian) to sub-contractors who are in the business of performing similar duties. However, no delegation to affiliates or sub-contractors will release the servicer of its responsibility with respect to its duties, and the servicer will remain obligated and liable to the issuing entity and the indenture trustee for those duties as if the servicer alone were performing those duties.

Upon the servicer’s receipt of notice of termination, the predecessor servicer will continue to perform its functions as servicer only until the date specified in that termination notice or, if no date is specified therein, until receipt of that notice. If a successor servicer has not been appointed at the time when the predecessor servicer ceases to act as servicer of the receivables, the indenture trustee will automatically be appointed the successor servicer. However, if the indenture trustee is legally unable or is unwilling to act, in its sole discretion, as servicer, the indenture trustee will appoint (or petition a court to appoint) a successor servicer.

Upon appointment of a successor servicer, the successor servicer will assume all of the responsibilities, duties and liabilities of the servicer with respect to the receivables (other than the obligations of the predecessor servicer that survive its termination as servicer, including indemnification obligations against certain events arising before its replacement). In an insolvency or similar proceeding for the servicer, a bankruptcy trustee, conservator, receiver or similar official may have the power to prevent the indenture trustee, the owner trustee or the noteholders from effecting a transfer of servicing to a successor servicer. All reasonable costs and expenses incurred in connection with transferring the receivable files to the successor servicer and all other reasonable costs and expenses incurred in connection with the transfer to the successor servicer related to the performance by the servicer hereunder will be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. No amounts have been set aside by the issuing entity for a servicing transfer.

Waiver of Past Servicer Replacement Events

The noteholders of a majority of the outstanding principal amount of the controlling class (or, if no notes are outstanding, the Majority Certificateholders) may waive any servicer replacement event.

Evidence as to Compliance

The servicing agreement provides that an independent registered public accounting firm (who may also render other services to the servicer, the depositor or their respective affiliates) will annually furnish to the issuing entity, on or before the 90th day following the end of each fiscal year, with a copy to the indenture trustee, CONA and the depositor, an attestation report.

The servicing agreement will also provide for delivery on or before [March 30] of each calendar year, beginning [March 30], 20[    ], of an officer’s certificate stating that (i) a review of the servicer’s activities during the preceding calendar year and of its performance under the servicing agreement has been made under the supervision of the officer, and (ii) to the best of the officer’s knowledge, based on the review, the servicer has fulfilled all its obligations under the servicing agreement in all material respects throughout the year, or, if there has been a failure to fulfill any of these obligations in any material respect, specifying each failure known to the officer and the nature and status of the failure.

In addition, except as described below, the servicer and each other party that participates in the servicing function with respect to more than 5% of the receivables and other assets comprising the issuing entity will deliver annually to the issuing entity, a report (an “Assessment of Compliance”) that assesses compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (17 C.F.R. 229.1122) and that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

•

the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year, setting forth any material instance of noncompliance identified by the party; and

•

a statement that a registered public accounting firm has issued an Attestation Report on the party’s Assessment of Compliance with the applicable servicing criteria during and as of the end of the prior calendar year.

Further, except as described below, each party which is required to deliver an Assessment of Compliance will also be required to simultaneously deliver a report (an “Attestation Report”) of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the Public Company Accounting Oversight Board, that expresses an opinion, or states that an opinion cannot be expressed, concerning the party’s assessment of compliance with the applicable servicing criteria.

An annual report on Form 10-K with respect to the issuing entity will be filed with the SEC within 90 days after the end of each fiscal year. The annual report will contain the statements, certificates and reports discussed above.

The servicer will also give the issuing entity, with a copy to the indenture trustee and the owner trustee, written notice of any servicer replacement events under the servicing agreement.

THE INDENTURE

The following summary describes the material terms of the indenture pursuant to which the notes will be issued. A form of indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. We will file a copy of the actual indenture with the SEC on Form 8-K concurrently with or prior to the time we file this prospectus with the SEC. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the indenture.

Material Covenants

The indenture provides that the issuing entity will not, among other things:

•

except as expressly permitted by the indenture, the sale agreement, the servicing agreement, the trust agreement, the administration agreement or the other transaction documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the issuing entity or engage in any other activities other than financing, acquiring, owning, pledging and managing the receivables and other collateral;

•

claim any credit on or make any deduction from the principal and interest payable in respect of the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”), or applicable state law) or assert any claim against any present or former holder of the notes because of the payment of taxes levied or assessed upon any part of the issuing entity property;

•	dissolve or liquidate in whole or in part;

•	merge or consolidate with, or transfer substantially all of its assets to, any other person;

•

permit the validity or effectiveness of the indenture to be impaired, permit the lien of the indenture to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations with respect to the notes under that indenture except as may be expressly permitted thereby;

•

permit any lien (except certain permitted liens) to be created on or extend to or otherwise arise upon or burden the assets of the issuing entity or any part thereof, or any interest therein or the proceeds thereof;

•	permit the lien of the indenture to not constitute a valid first priority security interest (except certain permitted liens) in the collateral; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred in accordance with the transaction documents.

In addition, the issuing entity will from time to time execute and deliver all supplements and amendments to the indenture and all financing statements, continuation statements, instruments of further assurance and other instruments, all as prepared by the administrator and delivered to the issuing entity, and shall take such other action necessary or advisable to (a) grant more effectively all or any portion of the collateral, (b) maintain or preserve the lien and security interest (and the priority thereof) created by the indenture or carry out more effectively the purposes of the indenture, (c) perfect, publish notice of or protect the validity of any grant made or to be made by the indenture, (d) enforce any of the collateral or (e) preserve and defend title to the collateral and the rights of the indenture trustee and the noteholders in the collateral against the claims of all persons.

Noteholder Communication; List of Noteholders

Investors may send a request to the depositor [by sending an e-mail to securitizationteam@capitalone.com] at any time notifying the depositor that the investor would like to communicate with other investors with respect to an exercise of their rights under the terms of the transaction documents. If the requesting investor is not a noteholder as reflected on the note register, the depositor may require that the requesting investor provide verification documents to confirm that the requesting investor is, in fact, a beneficial owner of notes. The depositor will disclose in each monthly distribution report on Form 10-D information regarding any request received during the related collection period from an investor to communicate with other investors related to the investors exercising their rights under the terms of the transaction documents. The disclosure in the Form 10-D regarding the request to communicate will include the name of the investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the investor, which states that the investor is interested in communicating with other investors with regard to the possible exercise of rights under the transaction documents and a description of the method other investors may use to contact the requesting investor. CONA and the depositor will be responsible for any expenses incurred in connection with the filing of such disclosure and the reimbursement of any costs incurred by the indenture trustee in connection with the preparation thereof.

With respect to the notes of the issuing entity, three or more holders of the notes or one or more holders of such notes evidencing not less than 25% of the aggregate Note Balance of the notes, voting as a single class, may, by written request to the indenture trustee accompanied by a copy of the communication that the applicant proposes to send, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under the notes.

Annual Compliance Statement

The issuing entity will be required to deliver annually to the indenture trustee [and the swap counterparty] a written officer’s statement as to the fulfillment of its obligations under the indenture which, among other things, will state that to the best of the officer’s knowledge, the issuing entity has complied in all material respects with all conditions and covenants under the indenture throughout that year, or, if there has been a default in the compliance of any condition or covenant, specifying each default known to that officer and the nature and status of that default.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, as amended, the indenture trustee will be required to mail each year to all noteholders a brief report setting forth the following:

•	its eligibility and qualification to continue as indenture trustee under the indenture;

•	information regarding a conflicting interest of the indenture trustee;

•	any change to the amount, interest rate and maturity date of any indebtedness owing by the issuing entity to the indenture trustee in its individual capacity;

•	any change to the property and funds physically held by the indenture trustee in its capacity as indenture trustee;

•	any release, or release and substitution, of property subject to the lien of the indenture that has not been previously reported;

•	any additional issue of notes that has not been previously reported; and

•	any action taken by it that materially affects the notes or the trust property and that has not been previously reported.

Documents by Indenture Trustee to Noteholders

The indenture trustee, at the expense of the issuing entity, will make available to each noteholder, not later than the latest date permitted by law, such information as may be required by the Code to enable such holder to prepare its United States federal and state income tax returns.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, subject to specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all of the notes.

Resignation or Removal of the Indenture Trustee

The indenture trustee may resign at any time, in which event the issuing entity will be obligated to appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee ceases to be eligible to continue as such under the indenture or if the indenture trustee becomes insolvent or is otherwise incapable of acting. In such circumstances, the issuing entity will be obligated to appoint a successor indenture trustee. In addition, a majority of the outstanding Note Balance of the Controlling Class may remove the indenture trustee without cause by giving 30 days’ prior written notice to the indenture trustee and the issuing entity and may appoint a successor indenture trustee. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee does not become effective until acceptance of the appointment by the successor indenture trustee for the issuing entity and payment of all fees, indemnities and expenses owed to the outgoing indenture trustee.

Events of Default

The occurrence and continuation of any one of the following events will be an “event of default” under the indenture:

•	a default in the payment of any interest on any note of the controlling class when the same becomes due and payable, and that default continues for a period of five business days or more;

•	a default in the payment of the principal of any note at the related final scheduled payment date or the redemption date;

•

any failure by the issuing entity to duly observe or perform any of its covenants or agreements in the indenture (other than (i) a covenant or agreement, a default in the observance or performance of which is elsewhere specifically addressed by these five bullet points or (ii) a covenant or agreement pursuant to the FDIC Rule Covenant), which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof, by registered or certified mail, from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes of the controlling class;

•

any representation or warranty of the issuing entity made in the indenture proves to have been incorrect in any material respect when made, which failure materially and adversely affects the interests of the noteholders, and which failure continues unremedied for ninety (90) days after receipt by the issuing entity of written notice thereof, by registered or certified mail, from the indenture trustee or noteholders evidencing a majority of the aggregate outstanding principal amount of the notes of the controlling class; and

•	the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation of the issuing entity.

Notwithstanding the foregoing, a delay in or failure of performance referred to under the first four bullet points above for a period of one hundred twenty (120) days will not constitute an event of default if that delay or failure was caused by force majeure or other similar occurrence.

The amount of principal required to be paid to noteholders under the indenture, generally will be limited to amounts available to make such payments in accordance with the “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement—Priority of Payments.” Thus, the failure to pay principal on a class of notes due to a lack of amounts available to make such payments will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

Rights Upon Event of Default

Upon the occurrence and continuation of any event of default (other than an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity), the indenture trustee may, or if directed by the noteholders representing not less than a majority of the Note Balance of the Controlling Class, shall declare all the notes to be immediately due and payable. Upon the occurrence of an event of default resulting from an event of bankruptcy, insolvency, receivership or liquidation of the issuing entity, the notes will automatically be accelerated and all interest on and principal of the notes will be due and payable without any declaration or other act by the indenture trustee or the noteholders.

If an event of default has occurred and is continuing, the indenture trustee may institute proceedings to collect amounts due or foreclose on issuing entity property, exercise remedies as a secured party or, if the notes have been accelerated, sell the receivables. Upon the occurrence of an event of default resulting in acceleration of the notes, the indenture trustee may sell the receivables or may elect to have the issuing entity maintain possession of the receivables and apply collections as received. However, the indenture trustee is prohibited from selling the receivables following an event of default and acceleration of the notes unless:

•	the holders of 100% of the Note Balance of [the Controlling Class of notes] [and the swap counterparty] consent to such sale;

•

the proceeds of such sale are sufficient to pay in full the principal of and the accrued interest on all outstanding notes [and all amounts owed to the swap counterparty under the interest rate swap agreement]; or

•

the event of default either (a) relates to the failure to pay interest or principal when due and payable (a “payment default”) and the indenture trustee determines that the collections on the receivables will not be sufficient on an ongoing basis to make all payments on the notes as such payments would have become due if the notes had not been declared due and payable or (b) relates to the occurrence of certain events (which, if involuntary, remain unstayed for a period of 90 consecutive days) of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity and, in each case, the indenture trustee obtains the consent of the holders of 66 2/3% of the Note Balance of the Controlling Class [and the swap counterparty].

Notwithstanding anything under this heading to the contrary, if the event of default does not relate to a payment default or certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity, the indenture trustee may not sell the receivables unless the holders of all outstanding notes consent to such sale or the proceeds of such sale are sufficient to pay in full the principal of and accrued interest on the outstanding notes [and all amounts owed to the swap counterparty under the interest rate swap agreement].

If an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such request. Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of note less than a majority of the Note Balance [of the Controlling Class] will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee, and the holders of note less than a majority of the Note Balance [of the Controlling Class] may, in certain cases, waive any event of default, except a default in payment of principal of or interest on any of the notes, a default in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the noteholders of all of the outstanding notes or a default arising from certain events of bankruptcy, insolvency, receivership or liquidation with respect to the issuing entity.

Priority of Payments Will Change Upon Events of Default that Result in Acceleration

Following the occurrence of an event of default under the indenture which has resulted in an acceleration of the notes, the priority of payments changes. In that instance, payments on the notes will be made from all funds available to the issuing entity in the following order of priority:

(1)

first, to the indenture trustee, the owner trustee and the asset representations reviewer, pro rata based on amounts due, any accrued and unpaid fees, reasonable expenses and indemnification amounts (including any such fees, expenses and indemnification amounts with respect to prior periods) [and, to the asset representations reviewer, any accrued and unpaid fees (including unpaid fees with respect to prior periods), reasonable expenses and indemnification amounts to the extent not previously paid by the sponsor];

(2)	second, to the servicer, the servicing fee and all prior unpaid servicing fees;

(3)	[third, to the swap counterparty, any due and unpaid Net Swap Payments];

(4)

[fourth], [pro rata, (A) to the swap counterparty for any due and unpaid Senior Swap Termination Payments and (B)] based on amounts due to the noteholders of the Class A notes, the accrued Class A note interest; provided, that if there are not sufficient funds available to pay the entire amount of the accrued Class A note interest, the amounts available will be applied to the payment of that interest on each class of Class A notes on a pro rata basis based on the amount of interest payable to each class of Class A notes;

(5)

[fifth], if the acceleration of the notes results from an event of default that arises from (i) a default in the payment of any interest on any note of the Controlling Class when the same becomes due and payable, (ii) a default in the payment of the principal of any note on the related final scheduled payment date or the redemption date or (iii) the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the issuing entity, in the following order of priority:

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[-A] noteholders, [the Class A-2-B noteholders], the Class A-3 noteholders and the Class A-4 noteholders, in respect of principal thereon, pro rata based on the Note Balance of each such class, until each such class of notes has been paid in full;

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;

•	to the Class C noteholders, the accrued Class C note interest;

•	to the Class C noteholders, in respect of principal thereon, until the Class C notes have been paid in full;

[•	to the Class D noteholders, the accrued Class D note interest;]

[•	to the Class D noteholders, in respect of principal thereon, until the Class D notes have been paid in full;]

(6)	[sixth], if the acceleration of the notes results from an event of default that arises from any event other than those events described above in clause fifth, in the following order of priority:

•	to the Class B noteholders, the accrued Class B note interest;

•	to the Class C noteholders, the accrued Class C note interest;

[•	to the Class D noteholders, the accrued Class D note interest;]

•	to the Class A-1 noteholders, in respect of principal thereon, until the Class A-1 notes have been paid in full;

•

to the Class A-2[-A] noteholders, [the Class A-2-B noteholders], the Class A-3 noteholders and the Class A-4 noteholders, in respect of principal thereon, pro rata, based on the Note Balance of each such class until all classes of the Class A notes have been paid in full;

•	to the Class B noteholders, in respect of principal thereon, until the Class B notes have been paid in full;

•	to the Class C noteholders, in respect of principal thereon, until the Class C notes have been paid in full;

[•	to the Class D noteholders, in respect of principal thereon, until the Class D notes have been paid in full;]

(7)	[seventh, to the swap counterparty for any due and unpaid Subordinated Swap Termination Payments and any other amounts owing to the swap counterparty not previously paid;] and

(8)

[eighth], any remaining funds to the certificateholders, pro rata based on the Percentage Interest of each certificateholder, or, to the extent definitive certificates have been issued, to the certificate distribution account for distribution to the certificateholders.

Following the occurrence of any event of default under the indenture which has not resulted in an acceleration of the notes, the issuing entity will continue to pay interest and principal on the notes on each payment date in the manner set forth in this prospectus under “The Transfer Agreements, the Servicing Agreement, the Administration Agreement and the Asset Representations Review Agreement —Priority of Payments” above.

Amendment Provisions

The indenture may be modified as follows:

The issuing entity and, when authorized by an issuing entity request, the indenture trustee may, with prior notice from the issuing entity to each hired agency, enter into supplemental indentures, without obtaining the consent of the noteholders or any other person, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of those noteholders; provided that (1) the issuing entity delivers to the indenture trustee an opinion of counsel or an officer’s certificate to the effect that such supplemental indenture will not materially and adversely affect the interests of the noteholders or (2) the Rating Agency Condition is satisfied with respect to such amendment and the issuing entity so notifies the indenture trustee in writing.

The issuing entity and the indenture trustee, when authorized by an issuing entity request, may also with prior notice from the issuing entity to each hired agency and with the consent of the noteholders of not less than a majority of the note balance of the controlling class, enter into supplemental indentures for the purpose of adding provisions to, changing in any manner or eliminating any provisions of, the indenture, or modifying in any manner the rights of the noteholders. Any such supplemental indenture that amends, modifies or supplements the rights of any noteholder in any of the following manners will require the consent of each outstanding note affected thereby:

•

changes the coin or currency in which, any note or any interest thereon is payable, reduces the interest rate or principal balance of any note, delays the final scheduled payment date of any note or reduces the redemption price of any note;

•

reduces the percentage of the note balance, the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults thereunder and their consequences as provided for in the indenture;

•	modifies or alters the provisions of the indenture regarding the voting of notes held by the issuing entity, the depositor, the servicer or the administrator or an affiliate of any of them;

•

reduces the percentage of the note balance, the consent of the holders of which is required to direct the indenture trustee to direct the issuing entity to sell or liquidate the issuing entity property if the proceeds of the sale would be insufficient to pay the principal balance of and accrued but unpaid interest on the outstanding notes;

•	modifies any amendment provision requiring noteholder consent in any respect materially adverse to the interest of the noteholders;

•

permits the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any part of the issuing entity property or, except as otherwise permitted or contemplated in the transaction documents, terminate the lien of the indenture on any property at any time or deprive the holder of any note of the security afforded by the lien of the indenture; or

•	impairs the right of the noteholders to institute suit for the enforcement of principal and interest payment on the notes that such noteholders own.

No amendment or supplemental indenture will be effective which materially and adversely affects the rights, privileges, indemnities, protections, immunities, obligations or duties of the indenture trustee or the owner trustee, as applicable, without the prior written consent of the indenture trustee or the owner trustee, respectively.

Notwithstanding the above, if any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, and the issuing entity determines that an amendment to the FDIC provisions of the indenture is necessary or desirable, then the issuing entity and the indenture trustee or the owner trustee, as applicable, will be authorized and entitled to amend the relevant provisions in accordance with such FDIC Rule amendment or guidance; provided that the issuing entity delivers to the indenture trustee or the owner trustee, as applicable, an opinion of counsel to the effect that such amendment is required to remain in compliance with the FDIC Rule.

FDIC Rule Covenant

The FDIC Rule imposes a number of requirements on an issuing entity, the depositor, the sponsor and the servicer, and each such party will agree to facilitate compliance with these requirements by complying with its obligations in the FDIC Rule Covenant. See “Material Legal Aspects of the Receivables—FDIC Rule” in this prospectus. The indenture will contain a covenant (the “FDIC Rule Covenant”), which will require, among other things, that:

(1) payment of principal and interest on the securitization obligations must be primarily based on the performance of the financial assets transferred to the issuing entity;

(2) information describing the financial assets, obligations, capital structure, compensation of the relevant parties and historical performance data must be made available to the investors, including (i) information about the obligations and securitized financial assets in compliance with Regulation AB, (ii) information about the transaction structure, performance of the obligations, priority of payments, subordination features, representations and warranties regarding the financial assets, remedies, liquidity facilities, credit enhancement, waterfall triggers or priority of payment reversal features and policies governing delinquencies, servicer advances, loss mitigation and write-offs, (iii) information with respect to the credit performance of the obligations and financial assets on an ongoing basis, and (iv) the compensation paid to the originator, sponsor, rating agency, third-party advisor, broker and servicer and changes to such amounts paid, and the extent to which the risk of loss is retained by any of them;

(3) the sponsor must retain an economic interest in a material portion (not less than five percent) of the credit risk of the financial assets;

(4) the obligations in the securitization cannot be predominantly sold to an affiliate (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor or to an affiliated broker-dealer who purchased such obligations with a view to promptly resell such obligations to persons or entities that are neither affiliates (other than a wholly-owned subsidiary consolidated for accounting and capital purposes with the sponsor) nor insiders of the sponsor in the ordinary course of such broker-dealers business) or insider of the sponsor;

(5) the sponsor must identify in its financial asset data bases and otherwise account for the financial assets transferred as specified by the FDIC Rule; and

(6) if the sponsor is acting as servicer, custodian or paying agent, the sponsor must not commingle collections for more than two business days. See “Material Legal Aspects of the Receivables—FDIC Rule” in this prospectus.

Each noteholder and each certificateholder, by accepting a note or certificate, as applicable, will acknowledge and agree that the purpose of the FDIC Rule Covenant is to facilitate compliance with the FDIC Rule by CONA, the depositor and the issuing entity, and that the provisions set forth in the FDIC Rule Covenant will have the effect and meanings that are appropriate under the FDIC Rule as such meanings change over time on the basis of evolving interpretations of the FDIC Rule.

MATERIAL LEGAL ASPECTS OF THE RECEIVABLES

Rights in the Receivables

The transfer of the receivables by CONA to the depositor, and by the depositor to the issuing entity, and the pledge thereof to the indenture trustee, if any, the perfection of the security interests in the receivables and the enforcement of rights to realize on the related financed vehicles as collateral for the receivables are subject to a number of federal and state laws, including the Uniform Commercial Code and certificate of title act as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the issuing entity and the indenture trustee in the receivables.

Under the servicing agreement the servicer has been appointed by the issuing entity and indenture trustee to act as the custodian of the receivables. The servicer or a subservicer, as the custodian, will be designated to maintain possession of the original retail installment contracts relating to the receivables. While the original contracts giving rise to the receivables will not be marked to indicate the ownership interest thereof by the issuing entity, appropriate UCC-1 financing statements reflecting the transfer and assignment of the receivables by CONA to the depositor, the transfer and assignment of the receivables by the depositor to the issuing entity and the pledge of the receivables by the issuing entity to the indenture trustee will be filed to perfect that interest and give notice of the issuing entity’s ownership interest in, and the indenture trustee’s security interest in, the receivables and related chattel paper. If, through inadvertence or otherwise, any of the receivables were sold or pledged to another party who purchased (or received a pledge of) the receivables in the ordinary course of its business and took possession of the original contracts in tangible form or “control” of the authoritative copy of the contracts in electronic form (collectively, “chattel paper”) giving rise to the receivables, the purchaser (or pledgee) would acquire an interest in the receivables superior to the interests of the issuing entity and the indenture trustee if the purchaser acquired the receivables for value and without knowledge that the purchase (or pledge) violates the rights of the issuing entity or the indenture trustee, which could cause investors to suffer losses on their notes.

Generally, the rights held by assignees of the receivables, including without limitation, the issuing entity and the indenture trustee, will be subject to:

•	all the terms of the contracts related to or evidencing the receivable and any defense or claim in recoupment arising from the transaction that gave rise to the contracts; and

•

any other defense or claim of the obligor against the assignor of such receivable which accrues before the obligor receives notification of the assignment. Because none of CONA, the depositor or the issuing entity is obligated to give the obligors notice of the assignment of any of the receivables, the issuing entity and the indenture trustee, if any, will be subject to defenses or claims of the obligor against the assignor even if such claims are unrelated to the receivable.

CONA typically takes physical possession of the signed original retail installment sale contracts to assure that it has priority in its rights in the receivables against the dealers and their respective creditors. Under the UCC, a purchaser of chattel paper who takes physical possession (or, in the case of electronic chattel paper, takes control) of the chattel paper has priority over the depositor and its creditors in the event of the depositor’s bankruptcy. If a retail installment sale contract is amended and CONA does not or is unable to take physical possession (or, in the case of electronic chattel paper, control) of the signed original amendment, there is a risk that creditors of the selling dealer could have priority over the issuing entity’s rights in the contract.

Security Interests in the Financed Vehicles

Obtaining Security Interests in Financed Vehicles. In all states in which the receivables have been originated, motor vehicle retail installment sales contracts such as the receivables evidence the purchase of automobiles, light-duty trucks, SUVs, vans and/or other types of motor vehicles. The receivables also constitute personal property security agreements and include grants of security interests in the financed vehicles under the applicable Uniform Commercial Code. The receivables are “tangible chattel paper” or “electronic chattel paper,” in each case as defined in the Uniform Commercial Code.

Perfection of security interests in the financed vehicles is generally governed by the motor vehicle registration laws of the state in which the financed vehicle is located. In most states, a security interest in an automobile, a light-duty truck, SUV, van and/or another type of motor vehicle is perfected by noting the secured party’s lien on the vehicle’s certificate of title. However, in California and in certain other states, certificates of title and the notation of the related lien may be maintained solely in the electronic records of the applicable department of motor vehicles or the analogous state office. As a result, any reference to a certificate of title in this prospectus includes certificates of title maintained in physical form and electronic form (which electronic title may also be held by or through third-party vendors). In some states, certificates of title maintained in physical form are held by the obligor and not the lienholder or a third-party vendor. CONA will represent and warrant under the transaction documents that each receivable is secured by a first priority perfected security interest in the financed vehicle or all necessary actions have been commenced that would result in a first priority security interest in the financed vehicle. If the originator fails, because of clerical errors or otherwise, to effect or maintain the notation of the security interest on the certificate of title relating to a financed vehicle, the issuing entity may not have a perfected first priority security interest in that financed vehicle.

If the originator did not take the steps necessary to cause its security interest to be perfected as described above until more than 30 days after the date the related obligor received possession of the financed vehicle, and the related obligor was insolvent on the date such steps were taken, the perfection of such security interest may be avoided as a preferential transfer under bankruptcy law if the obligor under the related receivable becomes the subject of a bankruptcy proceeding commenced within ninety (90) days of the date of such perfection, in which case the originator, and subsequently, the depositor, the issuing entity and the indenture trustee, if any, would be treated as an unsecured creditor of such obligor.

Perfection of Security Interests in Financed Vehicles. CONA will sell the receivables and assign its security interest in each financed vehicle to the depositor. The depositor will sell the receivables and assign the security interest in each financed vehicle to the issuing entity. However, because of the administrative burden and expense of retitling, the servicer, the depositor and the issuing entity will not amend any certificate of title to identify the issuing entity as the new secured party on the certificates of title relating to the financed vehicles. Accordingly, CONA or its predecessor in interest or affiliate, as applicable, will continue to be named as the secured party on the certificates of title relating to the financed vehicles. In most states, assignments such as those under the transfer agreements are an effective conveyance of the security interests in the financed vehicles without amendment of the lien noted on the related certificate of title, and the new secured party succeeds to the assignor’s rights as the secured party. However, a risk exists in not identifying the issuing entity as the new secured party on the certificate of title because the security interest of the issuing entity could be released without the issuing entity’s consent, another person could obtain a security interest in the applicable financed vehicle that is higher in priority than the interest of the issuing entity or the issuing entity’s status as a secured creditor could be challenged in the event of a bankruptcy proceeding involving the obligor.

In the absence of fraud, forgery or neglect by the financed vehicle owner or administrative error by state recording officials, notation of the lien of the originator or its predecessor in interest or affiliate, as applicable, generally will be sufficient to protect the issuing entity against the rights of subsequent purchasers of a financed vehicle or subsequent lenders who take a security interest in a financed vehicle. If there are any financed vehicles as to which the originator has failed to perfect the security interest assigned to the issuing entity, that security interest would be subordinate to, among others, subsequent purchasers of the financed vehicles and holders of perfected security interests.

Under the Uniform Commercial Code, if a security interest in a financed vehicle is perfected by any method under the laws of one state, and the financed vehicle is then moved to another state and titled in that other state, the security interest that was perfected under the laws of the original state remains perfected as against all persons other than a purchaser of the vehicle for value for as long as the security interest would have been perfected under the law of the original state. However, a security interest in a financed vehicle that is covered by a certificate of title from the original state becomes unperfected as against a purchaser of that financed vehicle for value and is deemed never to have been perfected as against that purchaser if the security interest in that financed vehicle is not perfected under the laws of that other state within four months after the financed vehicle became covered by a certificate of title from the other state. A majority of states require surrender of a certificate of title to re-register a vehicle. Therefore, the servicer will provide the department of motor vehicles or other appropriate state or county agency of the state of relocation with the certificate of title so that the owner can effect the re-registration. If the financed vehicle owner moves to a state that provides for notation of a lien on the certificate of title to perfect the security interests in the financed vehicle, absent clerical errors or fraud, the originator would receive notice of surrender of the certificate of title if its lien is noted thereon. Accordingly, the secured party will have notice and the opportunity to re-perfect the security interest in the financed vehicle in the state of relocation. If the financed vehicle owner moves to a state which does not require surrender of a certificate of title for registration of a motor vehicle, re-registration could defeat perfection. In the ordinary course of servicing its portfolio of motor vehicle receivables, CONA takes steps to effect re-perfection upon receipt of notice of registration or information from the obligor as to relocation. Similarly, when an obligor under a receivable sells a financed vehicle, the servicer must provide the owner with the certificate of title, or the servicer will receive notice as a result of its lien noted thereon and accordingly will have an opportunity to require satisfaction of the related receivable before release of the lien. Under the servicing agreement, the servicer will, at its expense, in accordance with its customary servicing practices, take such steps as are necessary to maintain perfection of the security interest created by each receivable in the related financed vehicle. The issuing entity will authorize the servicer to take such steps as are necessary to perfect or re-perfect the security interest on behalf of the issuing entity and the indenture trustee in the event of the relocation of a financed vehicle or for any other reason.

The requirements for the creation, perfection, transfer and release of liens in financed vehicles generally are governed by state law, and these requirements vary on a state-by-state basis. Failure to comply with these detailed requirements could result in liability to the issuing entity or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied without any signature or formal release by the prior lienholder. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a financed vehicle could be released without prior payment in full of the receivable.

Under the laws of most states, statutory liens such as liens for unpaid taxes, liens for towing, storage and repairs performed on a motor vehicle, motor vehicle accident liens and liens arising under various state and federal criminal statutes take priority over a perfected security interest in a financed vehicle. Under the Code, federal tax liens that are filed have priority over a subsequently perfected lien of a secured party. In addition, certain states grant priority to state tax liens over a prior perfected lien of a secured party. The laws of most states and federal law permit the confiscation of motor vehicles by governmental authorities under some circumstances if used in or acquired with the proceeds of unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. Liens could arise, or a confiscation could occur, at any time during the term of a receivable. It is possible that no notice will be given to the servicer in the event that a lien arises or a confiscation occurs, and any lien arising or confiscation occurring after the closing date may not give rise to a repurchase obligation by CONA.

Repossession

In the event of a default by an obligor, the holder of the related motor vehicle retail installment sale contract has all the remedies of a secured party under the Uniform Commercial Code, except as specifically limited by other state or federal laws. Among the Uniform Commercial Code remedies, the secured party has the right to repossess a financed vehicle by self-help means, unless those means would constitute a breach of the peace under applicable state law or is otherwise limited by applicable state law. Unless a financed vehicle is voluntarily surrendered, self-help repossession is accomplished simply by retaking possession of the financed vehicle. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the financed vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify the obligor of the default and the intent to repossess the collateral and to give the obligor a time period within which to cure the default prior to repossession. Generally, this right to cure may only be exercised on a limited number of occasions during the term of the related receivable, although the servicer in accordance with its customary servicing practices may provide an opportunity to cure even if the obligor has no legal right to do so. Other jurisdictions permit repossession without prior notice if it can be accomplished without a breach of the peace (although in some states, a course of conduct in which the creditor has accepted late payments has been held to create a right by the obligor to receive prior notice). The law in some states provides that, after the financed vehicle has been repossessed, the obligor has a right to reinstate the related receivable by paying the delinquent installments and other amounts due. In states where the obligor is not legally entitled to reinstate the related receivable, the servicer may permit the obligor to do so in accordance with the servicer’s customary servicing practices.

Notice of Sale; Redemption Rights

In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which the obligor may cure the default prior to repossession. Generally, this right of reinstatement may be exercised on a limited number of occasions in any one-year period, although the servicer in accordance with its customary servicing practices may provide an opportunity to reinstate even when the obligor has no legal right to do so.

The Uniform Commercial Code and other state laws require the secured party to provide the obligor with reasonable notice concerning the disposition of the collateral including, among other things, the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held and certain additional information if the collateral constitutes consumer goods. In addition, some states also impose substantive timing requirements on the sale of repossessed vehicles and/or various substantive timing and content requirements relating to those notices. In some states, after a financed vehicle has been repossessed, the obligor may reinstate the account by paying the delinquent installments and other amounts due, in which case the financed vehicle is returned to the obligor. The obligor has the right to redeem the collateral prior to actual sale or entry by the secured party into a contract for sale of the collateral by paying the secured party the unpaid principal balance of the obligation, accrued interest thereon, reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees and legal expenses.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the repossessed vehicles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount. The servicer will determine whether to pursue a deficiency judgment in accordance with its customary servicing practices and the requirements of applicable law, but generally would not seek a deficiency balance in light of the expected net benefits and costs of such an action. In addition to the notice requirement, the Uniform Commercial Code requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, in the case of consumer goods, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. Generally, in the case of collateral that does not constitute consumer goods, the Uniform Commercial Code provides that when a sale is not “commercially reasonable,” the secured party may retain its right to at least a portion of the deficiency judgment.

The Uniform Commercial Code also permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the Uniform Commercial Code. In particular, if the collateral is consumer goods, the Uniform Commercial Code grants the debtor the right to recover in any event an amount not less than the credit service charge plus 10% of the principal amount of the debt. In addition, prior to a sale, the Uniform Commercial Code permits the debtor or other interested person to prohibit or restrain on appropriate terms the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the Uniform Commercial Code.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the Uniform Commercial Code requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or if no subordinate lienholder exists, the Uniform Commercial Code requires the creditor to remit the surplus to the obligor.

Consumer Protection Law

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Gramm Leach Bliley Act, the Servicemembers Civil Relief Act, state adoptions of model consumer protection acts and of the Uniform Consumer Credit Code, state motor vehicle retail installment sales acts, consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies and other similar laws. Many states have adopted “lemon laws” that provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the receivables described above.

With respect to used vehicles, the Federal Trade Commission’s Rule on Sale of Used Vehicles (“FTC Rule”) requires that all sellers of used vehicles prepare, complete and display a “Buyers’ Guide” that explains the warranty coverage for such vehicles. The federal Magnuson-Moss Warranty Act and state lemon laws may impose further obligations on motor vehicle dealers. Holders of the receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called “Holder-in-Due-Course” rule of the Federal Trade Commission (the “HDC Rule”) has the effect of subjecting any assignee of the sellers in a consumer credit transaction, and related creditors and their assignees, to all claims and defenses the obligor in the transaction could assert against the sellers. Liability under the HDC Rule is limited to the amounts paid by the obligor under the receivable, and the holder of the receivable may also be unable to collect any balance remaining due thereunder from the obligor. The HDC Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states. However, liability of assignees for claims under state consumer protection laws may differ.

Because the receivables constitute retail installment sale contracts, the receivables will be subject to the requirements of the HDC Rule. Accordingly, the issuing entity, as holder of the related receivables, will be subject to any claims or defenses that the purchaser of the applicable financed vehicle may assert against the seller of the financed vehicle. As to each obligor, those claims under the HDC Rule are limited to a maximum liability equal to the amounts paid by the obligor on the related receivable. CONA will represent in the purchase agreement that each of the receivables complied at the time it was originated or made in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder, except where the failure to comply (i) was remediated or cured in all material respects prior to the cut-off date, or (ii) would not render such receivable unenforceable or create liability for the depositor or the issuing entity, as an assignee of such receivable.

Any shortfalls or losses arising in connection with the matters described in the three preceding paragraphs, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the Uniform Commercial Code and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the Uniform Commercial Code and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to obligors.

Consumer Financial Protection Bureau

The Bureau of Consumer Financial Protection, previously known as the Consumer Financial Protection Bureau (the “CFPB”), is responsible for implementing and enforcing various federal consumer protection laws and supervising certain depository institutions and their affiliates and non-depository institutions offering financial products and services to consumers, including indirect automobile financing. CONA is subject to regulation and supervision by the CFPB. The CFPB has been conducting fair lending examinations of automobile lenders and their dealer markup and compensation policies. In addition, we understand that the CFPB has also been conducting investigations concerning certain other automobile lending practices, including insurance and other add-on products. If any of these practices were found to violate the Equal Credit Opportunity Act or other laws with respect to a receivable, CONA may modify the terms of the underlying retail installment contract as described below and/or could be obligated to repurchase that receivable from the issuing entity. In addition, we, the originator or the issuing entity could also possibly be subject to claims by the obligors on those contracts, and any relief granted by a court could potentially adversely affect such issuing entity.

CONA has initiated periodic reviews of its underwriting and credit policies and procedures to analyze both dealer-specific and portfolio-wide pricing data for potential disparities resulting from dealer discretionary pricing. CONA has in the past modified, and in the future may modify, its compliance program or may reduce the interest rate, make a cash payment and/or reduce the principal balance (e.g., by reallocating previous payments made by obligors so that a greater portion of the payment is allocated to principal as a reflection of a retroactive interest rate adjustment) of an identified receivable. If CONA, as servicer, were to voluntarily reduce the interest rate or principal balance of any receivable owned by the issuing entity, it may be required under the transaction documents to purchase the affected receivable. See “Risk Factors—Failure to comply with consumer protection laws may result in losses on your investment” in this prospectus for a discussion of the obligations of the servicer to purchase certain modified receivables.

For additional discussion of how a failure to comply with consumer protection laws may impact the issuing entity, the receivables or your investment in the notes, see “Risk Factors—Failure to comply with consumer protection laws may result in losses on your notes” in this prospectus.

Certain Matters Relating to Insolvency

CONA is a national banking association subject to regulation whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. CONA is subject to comprehensive regulation and periodic examination by the FDIC and the CFPB.

The depositor has been structured as a limited purpose entity and will engage only in activities permitted by its organizational documents. Under the depositor’s organizational documents[, at any time that any obligations of the depositor (or of any issuing trust formed by the depositor) are outstanding, the depositor may only file a voluntary petition under the United States Bankruptcy Code (the “Bankruptcy Code”) or any similar applicable state law with the prior unanimous written consent of its board of directors, including all of its independent directors]. However, there is a risk that the depositor could file a voluntary petition under the Bankruptcy Code or any similar applicable state law or become subject to an involuntary petition, a conservatorship or a receivership, as may be applicable in the future. See “Risk Factors—A depositor bankruptcy could delay or limit payments to you.”

If CONA were to become insolvent, were to violate applicable regulations, or if other similar circumstances were to occur, the FDIC could be appointed as conservator or receiver of CONA. The FDIC, as conservator or receiver, would have various powers under the Federal Deposit Insurance Act, including the power to repudiate any contract to which CONA was a party, if the FDIC determined that the performance of the contract was burdensome and that repudiation would promote the orderly administration of CONA’s affairs. Among the contracts that might be repudiated are the purchase agreement, the servicing agreement, the asset representations review agreement and the administration agreement.

Also, none of the parties to those contracts could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect CONA’s rights under those contracts without the FDIC’s consent, for 90 days after the receiver is appointed or 45 days after the conservator is appointed, as applicable.

During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of CONA. The requirement to obtain the FDIC’s consent before taking these actions relating to a bank’s contracts or property is sometimes referred to as an “automatic stay.”

The FDIC’s repudiation power would enable the FDIC to repudiate CONA’s obligations as servicer or administrator and any ongoing repurchase, purchase or indemnity obligations under the purchase agreement and the servicing agreement but would not empower the FDIC to repudiate transfers of receivables made under the purchase agreement prior to the appointment of the receiver or conservator. However, if those transfers were not respected as legal true sales, then the depositor, as purchaser under the purchase agreement would be treated as having made a loan to CONA, secured by the transferred receivables. The FDIC ordinarily has the power to repudiate secured loans and then recover the collateral after paying damages (as described further below) to the lenders.

FDIC Rule

The FDIC has adopted regulations entitled “Treatment of financial assets transferred in connection with a securitization or participation” (the “FDIC Rule”). The FDIC Rule contains four different safe harbors, each of which limits the powers that the FDIC can exercise in the insolvency of an insured depository institution when it is appointed as receiver or conservator (and references in this section to the FDIC are in its capacity as such). To qualify for a safe harbor, the securitization or participation must satisfy the requirements specified for that type of transaction. If one or more of the requirements specified in the safe harbor are not met, the FDIC’s powers would not be limited by the FDIC Rule. The relevant safe harbor for this securitization will be either the safe harbor for securitizations that do not satisfy the requirements for sale accounting treatment or the safe harbor for securitizations that satisfy the requirements for sale accounting treatment. The discussion of the FDIC Rule in this prospectus is limited to those two safe harbors.

The requirements imposed by the FDIC Rule include provisions that are required to be contained in the documentation for the securitization. These provisions limit the structural features of the transaction in specified ways, impose obligations on one or more of the trust, the depositor and any other intermediate entities that may be a transferee (which entities are jointly considered to be the “issuing entity” for purposes of the FDIC Rule), require the servicer and the sponsor to make specified disclosures, provide ongoing reporting on specified items and define specified aspects of the relationships among the parties. In order to satisfy the requirements of the FDIC Rule to include these provisions in the documentation, the indenture will contain the FDIC Rule Covenant, which will contain the requisite provisions and that obligates the “issuing entity” to perform each of the specified obligations, other than those obligations that are specifically assigned exclusively to the servicer or the sponsor. See “The Indenture—FDIC Rule Covenant” in this prospectus. The purchase agreement, the sale agreement, the servicing agreement and the indenture will obligate the originator, the depositor, the sponsor and the servicer to perform its specified functions under the FDIC Rule Covenant. The failure of the issuing entity to perform its obligations under the FDIC Rule Covenant will not constitute an event of default, nor will the failure of the servicer to perform its obligations under the FDIC Rule Covenant constitute a servicer replacement event. However, the noteholders, the certificateholders and the indenture trustee will retain the right to exercise any other remedies permitted by the indenture or applicable law in respect of these breaches.

If the FDIC is appointed as conservator or receiver for an insured depository institution that has effected a securitization that is covered by the FDIC Rule, but for which accounting sale treatment does not apply, there are several possible series of events that could occur. The FDIC will succeed to the obligations of the insured depository institution, whether as servicer, sponsor or otherwise. If the FDIC becomes the servicer or otherwise controls distributions of collections, the FDIC would have the choice of whether or not to pay or apply collections from the financial assets in accordance with the applicable securitization documents. If the FDIC chooses not to pay or apply the collections, it will be in monetary default, and the indenture trustee at the direction of the holders of at least a majority of the outstanding note balance of the controlling class, the servicer or the Majority Certificateholders will be entitled to deliver a notice and other information required by the FDIC Rule to the FDIC requesting the exercise of contractual rights under the transaction documents because of the FDIC’s monetary default. Upon delivery of such notice, the indenture trustee or the owner trustee, as applicable, may exercise any contractual rights such party may have in accordance with the transaction documents and the FDIC Rule. In exercising such contractual rights, the indenture trustee will act at the written direction of the holders of at least a majority of the outstanding note balance of the controlling class and the owner trustee will act at the written direction of the majority certificateholders. If the FDIC does not cure the monetary default within ten business days, then the FDIC will have been deemed to have consented to the exercise of those contractual rights. However, the FDIC, as receiver or conservator, is not required to take any action under the FDIC Rule after a monetary default other than providing consents, waivers and execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights.

Another series of events could occur if, following an insolvency, the FDIC seeks to exercise its power to repudiate contracts in connection with a transaction for which the safe harbor applicable to transactions which do not satisfy the requirements for accounting sale treatment applies. The FDIC Rule gives the FDIC the choice, following repudiation, either to pay damages within ten business days or to permit the exercise of contractual rights as described in the preceding paragraph. If the FDIC elects to pay damages, it is obligated to pay noteholders an amount equal to the par value of the notes outstanding on the date the FDIC is appointed as conservator or receiver of the insured depository institution, less any payments of principal received by the noteholders prior to and through the date of repudiation, plus unpaid, accrued interest through the date of repudiation in accordance with the transaction documents to the extent of collections actually received through the date of repudiation. If the damages paid by the FDIC do not include interest from the date of repudiation to the date of payment, the indenture will provide that the indenture trustee should apply Available Funds from the reserve account and the collection account to pay such shortfall. However, upon payment of these damages, the FDIC Rule provides that “all liens or claims on the financial assets created pursuant to the securitization documents shall be released.” If the FDIC were to assert successfully that the lien of the indenture trustee on the reserve account and the collection account were released and the assets in those accounts were transferred to the FDIC, then noteholders would not receive interest from the date of repudiation to the date of payment. To the extent that the certificates constitute “obligations” within the meaning of the FDIC Rule, the owner trustee (based on written instructions setting forth the damages calculation provided by the majority certificateholders) will notify the indenture trustee and the FDIC of the damages due to the certificateholders.

Damages paid by the FDIC will be distributed to noteholders and, if applicable, to certificateholders on the earlier of (1) the next payment date on which such damages could be distributed and (2) the earliest practicable date that the indenture trustee could declare a special payment date, subject to applicable provisions of the indenture, applicable law and the procedures of any applicable clearing agency. The indenture trustee will be authorized and instructed to maintain possession and control of any reserve account, the collection account and all amounts on deposit therein. If the date on which damages are to be distributed to noteholders and, if applicable, to certificateholders is not a regular payment date, then the amount of interest payable to the noteholders will be prorated to such date, as provided in the indenture. Subject to the risk noted above that the FDIC may attempt to assert that the amounts in any reserve account or collection account must be released to the FDIC, the indenture trustee will use amounts on deposit in any reserve account and the collection account, in addition to the amounts paid by the FDIC, to pay amounts owing to noteholders. Any damages with respect to the certificates paid by the FDIC following repudiation will be distributed by the owner trustee to the certificateholders on a pro rata basis.

If the safe harbor applicable to transactions that satisfy the requirements for accounting sale treatment under generally accepted accounting principles applies to a transaction, the FDIC as, receiver or conservator, could not exercise its statutory authority to disaffirm or repudiate contracts, reclaim, recover or recharacterize as property of the sponsor or the receivership the transferred financial assets. However, the FDIC could challenge whether the transaction satisfied the requirements for accounting sale treatment or whether the transaction satisfied the requirements of a safe harbor under the FDIC Rule. In a transaction structured to comply with the FDIC Rule, the transfers by CONA of the receivables and the issuance by each issuing entity of the notes are intended to satisfy all the applicable requirements of the FDIC Rule safe harbor applicable to securitizations that do not satisfy the requirements for sale accounting treatment, and the issuing entity will state in the indenture its belief that those requirements will have been met. As the FDIC Rule is untested regulatory safe harbor, its interpretation remains uncertain. If any provision of the FDIC Rule is amended, or any interpretive guidance regarding the FDIC Rule is provided by the FDIC or its staff, as a result of which the issuing entity determines that an amendment to the FDIC Rule Covenant is necessary or desirable, then the issuing entity and the indenture trustee will be authorized to amend the FDIC Rule Covenant in accordance with such FDIC Rule amendment or guidance without noteholder or certificateholder consent.

In addition to structuring the transaction to comply with the FDIC Rule, we will structure the transfer of receivables under the sale agreement between CONA and the depositor with the intent that it would be characterized as a legal true sale. If the transfer is so characterized, then the FDIC likely would not be able to recover the transferred receivables using its repudiation power even if the transaction does not satisfy all of the terms of the FDIC Rule. However, complying with the FDIC Rule would provide additional assurance that the FDIC would not seek to recover the transferred receivables using its repudiation power, as well as providing additional assurance that any automatic stay that could be imposed if CONA were in receivership or conservatorship would not interfere with servicing of the receivables and contractual payments relating to the notes and the certificates.

If the FDIC were to successfully assert that the transaction described in this prospectus did not comply with the FDIC Rule and that the transfer of receivables under the purchase agreement was not a legal true sale, then the depositor would be treated as having made a loan to CONA, secured by the transferred receivables. If the FDIC repudiated that loan, the amount of compensation that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as conservator or receiver. There is no statutory definition of “actual direct compensatory damages” but the term does not include damages for lost profits or opportunity. Absent the application of a safe harbor under the FDIC Rule, the staff of the FDIC takes the position that upon repudiation these damages would not include interest accrued to the date of actual repudiation, so that the issuing entity would have a claim for interest only through the date of the appointment of the FDIC as conservator or receiver. Since the FDIC may delay repudiation for up to 180 days following that appointment, the issuing entity may not have a claim for interest accrued during this 180-day period. In addition, in one case involving the repudiation by the Resolution Trust Corporation, formerly a sister agency of the FDIC, of certain secured zero-coupon bonds issued by a savings association, a United States federal district court held that “actual direct compensatory damages” in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation. If that court’s view were applied to determine the issuing entity’s “actual direct compensatory damages” in the event the FDIC repudiated the transfer of receivable to the issuing entity under the sale agreement, the amount paid to the issuing entity could, depending upon circumstances existing on the date of the repudiation, be less than the principal amount of the offered notes and the interest accrued thereon and unpaid to the date of payment.

Regardless of whether the FDIC Rule applies or the transfer under the purchase agreement is respected as a legal true sale, if the FDIC were appointed as conservator or receiver for CONA, the FDIC could:

•	require the trustee of the issuing entity to go through an administrative claims procedure to establish its right to payments collected on the motor vehicle loans held by the issuing entity; or

•	request a stay of proceedings with respect to the issuing entity’s claims against CONA; or

•

repudiate without compensation CONA’s ongoing obligations under the servicing agreement, such as the duty to collect payments or otherwise service the receivables, or its obligations under an administration agreement to provide administrative services to the issuing entity; or

•	argue that the automatic stay prevents the indenture trustee and other transaction parties from exercising their rights, remedies and interests for up to 90 days.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as conservator or receiver, and (2) any property in the possession of the FDIC, as conservator or receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC.

The FDIC, as conservator or receiver, may have the power to (i) prevent any of the indenture trustee or the noteholders from appointing a successor servicer under the servicing agreement or (ii) authorize CONA to stop servicing the receivables.

If the FDIC were to take any of these actions, payments of principal and interest on the offered notes could be delayed or reduced. See “Risk Factors—FDIC Receivership or Conservatorship of CONA Could Result in Delays in Payments or Losses on your Notes” in this prospectus.

Certain Regulatory Matters

The operations and financial condition of the sponsor and its affiliates are subject to extensive regulation and supervision and to various requirements and restrictions under federal banking laws. The OCC, Board of Governors of the Federal Reserve System and the FDIC have broad enforcement powers over the originator, the sponsor and its affiliates. These enforcement powers may adversely affect the operations of the issuing entity and the rights of the holders of the notes issued by the issuing entity under the servicing agreement and administration agreement prior to the appointment of a receiver or conservator.

If the OCC and the FDIC find that any agreement or contract, including the purchase agreement, the sale agreement, the servicing agreement or the administration agreement, of the sponsor, or the performance of any obligation under such an agreement or contract, or any activity of the sponsor that is related to its obligations under such an agreement or contract, constitutes an unsafe or unsound practice, violates any law, rule, regulation, or written condition or agreement applicable to the sponsor or would adversely affect the safety and soundness of the sponsor, that banking agency has the power to order or direct the sponsor, among other things, to rescind that agreement or contract, refuse to perform that obligation, terminate that activity, or take such other action as the banking agency determines to be appropriate. The sponsor may not be liable for contractual damages for complying with such an order or directive, and noteholders may not have any legal recourse against the applicable banking agency.

Dodd-Frank Orderly Liquidation Framework

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the FDIC authority to act as receiver of bank holding companies, financial companies and their respective subsidiaries in specific situations under the “Orderly Liquidation Authority” (“OLA”) as described in more detail below. The OLA provisions became effective on July 22, 2010. The proceedings, standards, powers of the receiver and many other substantive provisions of OLA differ from those of the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including Capital One Financial, the depositor or a particular issuing entity, or their respective creditors.

Potential Applicability to Capital One Financial, the depositor and issuing entities. There is uncertainty about which companies could be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, the failure of such company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States, no viable private sector alternative is available to prevent the default of the company and a liquidation of such company pursuant to OLA would mitigate these adverse effects. Because CONA is an insured depository institution, it would not be subject to OLA, but Capital One Financial would be subject to OLA.

Under certain circumstances, the depositor or issuing entity could also potentially be subject to the provisions of OLA as a “covered subsidiary” of Capital One Financial. For the issuing entity or the depositor to be subject to receivership under OLA as a covered subsidiary of Capital One Financial (1) the FDIC would have to be appointed as receiver for Capital One Financial under OLA as described above, and (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the depositor or the issuing entity, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of that covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of Capital One Financial.

The Secretary of the Treasury could determine that the failure of Capital One Financial or any potential covered subsidiary thereof would have serious adverse effects on financial stability in the United States. In addition, OLA could apply to the depositor or the issuing entity, and, if it were to apply, the timing and amounts of payments to you with respect to your notes could be less favorable than under the Bankruptcy Code.

FDIC’s Repudiation Power Under OLA. If the FDIC were appointed receiver of the depositor or the issuing entity under OLA, the FDIC would have various powers under OLA, including the power to repudiate any contract to which the depositor or the issuing entity was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the relevant entity’s affairs. In January 2011, the Acting General Counsel of the FDIC (the “Acting General Counsel”) issued an advisory opinion respecting, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the Acting General Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the Acting General Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include the depositor or the issuing entity, cannot repudiate a contract or lease unless it has been appointed as receiver for an entity that is party to that contract or lease or the separate existence of that entity may be disregarded under other applicable law. In addition, the Acting General Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act (which, among other things, grants the FDIC, as receiver, the power to repudiate certain contracts), if the FDIC were to become receiver for a covered financial company, which could include the depositor or the issuing entity, the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership assets transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the Bankruptcy Code. Although the Acting General Counsel’s advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the Acting General Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving the depositor or the issuing entity are contrary to this advisory opinion, payment or distributions of principal and interest on the notes issued by the issuing entity could be delayed or reduced.

We will structure the transfers of receivables under each transfer agreement with the intent that they would be treated as legal true sales under applicable state law. If the transfers are so treated, based on the Acting General Counsel of the FDIC’s advisory opinion rendered in January 2011 and other applicable law, CONA believes that the FDIC would not be able to recover the receivables transferred under each transfer agreement using its repudiation power. However, if those transfers were not respected as legal true sales, then the depositor under the purchase agreement would be treated as having made a loan to CONA, and the issuing entity under the sale agreement would be treated as having made a loan to the depositor, in each case secured by the transferred receivables. The FDIC, as receiver, generally has the power to repudiate secured loans and then recover the collateral after paying actual direct compensatory damages to the lenders as described below. If the depositor were placed in receivership under OLA, the FDIC could assert that the depositor effectively still owned the transferred receivables because the transfers by the depositor to the issuing entity were not true sales. In such case, the FDIC could repudiate that transfer of receivables and the issuing entity would have a secured claim for actual direct compensatory damages as described below. Furthermore, if the issuing entity were placed in receivership under OLA, this repudiation power would extend to the notes issued by such issuing entity. In such event, noteholders would have a secured claim in the receivership of such issuing entity. The amount of damages that the FDIC would be required to pay would be limited to “actual direct compensatory damages” determined as of the date of the FDIC’s appointment as receiver. There is no general statutory definition of “actual direct compensatory damages” in this context, but the term does not include damages for lost profits or opportunity. However, under OLA, in the case of any debt for borrowed money, actual direct compensatory damages is no less than the amount lent plus accrued interest plus any accreted original issue discount as of the date the FDIC was appointed receiver and, to the extent that an allowed secured claim is secured by property the value of which is greater than the amount of such claim and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Regardless of whether the transfers under the transfer agreements are respected as legal true sales, as receiver for the depositor or the issuing entity, the FDIC could:

•	require the issuing entity, as assignee of CONA and the depositor, to go through an administrative claims procedure to establish its rights to payments collected on the related receivables; or

•

if the FDIC were appointed receiver of the issuing entity under OLA, it could require the indenture trustee or the owner trustee to go through an administrative claims procedure to establish its right to payments on the notes or certificates, as applicable; or

•	request a stay of proceedings to liquidate claims or otherwise enforce contractual and legal remedies against the depositor or the issuing entity.

There are also statutory prohibitions on (1) any attachment or execution being issued by any court upon assets in the possession of the FDIC, as receiver, (2) any property in the possession of the FDIC, as receiver, being subject to levy, attachment, garnishment, foreclosure or sale without the consent of the FDIC, and (3) any person exercising any right or power to terminate, accelerate or declare a default under any contract to which the depositor or the issuing entity that is subject to OLA is a party, or to obtain possession of or exercise control over any property of the depositor or the issuing entity or affect any contractual rights of the depositor or the issuing entity that is subject to OLA, without the consent of the FDIC for 90 days after appointment of FDIC as receiver. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered company’s contracts or property is comparable to the “automatic stay” under the Bankruptcy Code.

If the FDIC, as receiver for the depositor or the issuing entity, were to take any of the actions described above, payments and/or distributions of principal and interest on the notes issued by the issuing entity could be delayed and may be reduced.

FDIC’s Avoidance Power Under OLA. The proceedings, standards and many substantive provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If the depositor or the issuing entity or any of their respective affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by the depositor or the issuing entity or those affiliates perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion providing an interpretation of OLA which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. In addition, on July 6, 2011, the FDIC issued a final rule that, among other things, codified the Acting General Counsel’s interpretation. The final rule was effective August 15, 2011. Based on the final rule, a transfer of the receivables perfected by the filing of a UCC financing statement against the depositor and the issuing entity as provided in the applicable transfer agreement would not be avoidable by the FDIC as a preference under OLA due to any inconsistency between OLA and the Bankruptcy Code in defining when a transfer has occurred under the preferential transfer provisions of OLA. To the extent subsequent FDIC actions in an OLA proceeding are contrary to the final rule, payment or distributions of principal and interest on the securities issued by the issuing entity could be delayed or reduced.

Servicemembers Civil Relief Act

Under the terms of the Servicemembers Civil Relief Act, as amended (the “Relief Act”), a borrower who enters military service after the origination of such obligor’s receivable (including a borrower who was in reserve status and is called to active duty after origination of the receivable) may not be charged interest (including fees and charges) above an annual rate of 6% during the period of such obligor’s active duty status, unless a court orders otherwise upon application of the lender. Interest at a rate in excess of 6% that would otherwise have been incurred but for the Relief Act is forgiven. The Relief Act applies to obligors who are service members and includes members of the Army, Navy, Air Force, Marines, National Guard, Reserves (when such enlisted person is called to active duty), Coast Guard, officers of the National Oceanic and Atmospheric Administration, officers of the U.S. Public Health Service assigned to duty with the Army or Navy and certain other persons as specified in the Relief Act. Because the Relief Act applies to obligors who enter military service (including reservists who are called to active duty) after origination of the related receivable, no information can be provided as to the number of receivables that may be affected by the Relief Act. In addition, military operations may increase the number of citizens who are in active military service, including persons in reserve status who have been called or will be called to active duty. Application of the Relief Act to receivables with annual rates (including fees and charges) greater than 6% would adversely affect, for an indeterminate period of time, the ability of the servicer to collect full amounts of interest on certain of the receivables. Additionally, the servicer’s customary servicing practices for the benefit of obligors who enter military service (and, in some cases, family members and certain other related parties of active military personnel, even where not required by law) has in the past and may in the future exceed the minimum requirements required by the Relief Act or other applicable law, such as by reducing the annual rate even lower than the statutory maximum annual rate of 6%. Any shortfall in interest collections resulting from the application of the Relief Act or similar legislation or regulations which would not be recoverable from the related receivables, would result in a reduction of the amounts distributable to the noteholders. In addition, the Relief Act and other applicable law impose limitations that would impair the ability of the servicer to repossess the vehicles financed by an affected receivable during the obligor’s period of active duty status, and, under certain circumstances, during an additional specified period thereafter. Also, the laws of some states impose similar limitations during the obligor’s period of active duty status and, under certain circumstances, during an additional period thereafter as specified under the laws of those states. Thus, in the event that the Relief Act or similar state legislation or regulations applies to any receivable which goes into default, there may be delays in payment and losses on your notes. Any other interest shortfalls, deferrals or forgiveness of payments on the receivables resulting from the application of the Relief Act or similar state legislation or regulations may result in delays in payments or losses on your notes.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available under a credit enhancement mechanism, could result in losses to noteholders.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and similar state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, if an Obligor commences bankruptcy proceedings, a bankruptcy court may prevent a creditor from repossessing a vehicle, and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of filing of the bankruptcy petition, as determined by the bankruptcy court, leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a receivable or change the rate of interest and time of repayment of the receivable.

State and local government bodies across the United States generally have the power to create licensing and permit requirements. It is possible that the issuing entity could fail to have some required licenses or permits. In that event, the issuing entity could be subject to liability or other adverse consequences.

Any shortfalls or losses arising in connection with the matters described above, to the extent not covered by amounts payable to the noteholders from amounts available from the reserve account or other credit enhancement, could result in losses to noteholders.

LEGAL INVESTMENT

[Money Market Investment]

The Class A-1 notes will be structured to be “eligible securities” for purchase by money market funds as defined in paragraph (a)(11) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including requirements and clarifications relating to a portfolio credit risk analysis, maturity, liquidity and risk diversification. It is the responsibility solely of the fund and its advisor to satisfy those requirements.]

Certain Volcker Rule Considerations

The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act contained in [Section [    ] of] [Rule [●] under] the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” as defined in the final regulations issued December 10, 2013, implementing the “Volcker Rule” (Section 619 of the Dodd-Frank Act).

Requirements for Certain European Regulated Investors and Affiliates

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the Capital Requirements Regulation (“EU CRR”), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as “institutions”) regulated in European Union (EU) member states and in other countries in the European Economic Area (“EEA”) and by certain affiliates of those institutions (such institutions and affiliates, “CRR Investors”). Articles 404-410 of EU CRR are supplemented by regulatory technical standards contained in Commission Delegated Regulation (EU) No. 625/2014 of March 13, 2014 and by implementing technical standards contained in Commission Implementing Regulation (EU) No. 602/2014 of June 4, 2014, which provide greater detail on the interpretation and implementation of those Articles. EU CRR has direct effect in EU member states and has been implemented by national legislation or rulemaking in the other EEA countries.

EU CRR Article 405 requires a CRR Investor not to invest in any securitization position (as defined in EU CRR) unless the sponsor, originator or original lender has disclosed to investors that it will retain, on an ongoing basis, a material net economic interest of not less than 5 percent in the securitization transaction. Prior to investing in a securitization position, and on an ongoing basis thereafter, the CRR Investor must also be able to demonstrate that it has a comprehensive and thorough understanding of the securitization transaction and its structural features by satisfying the due diligence requirements and ongoing monitoring obligations of EU CRR Article 406. Under EU CRR Article 407, a CRR Investor that fails to comply with the requirements of EU CRR Article 405 or 406 will be subject to an additional regulatory capital charge.

Risk retention and due diligence requirements similar to those in EU CRR Articles 405 and 406 apply to alternative investment fund managers that are required to become authorized under EU Directive 2011/61/EU on Alternative Investment Fund Managers (the “AIFMD”), pursuant to Article 17 of the AIFMD and Chapter III, Section 5 of Commission Delegated Regulation (EU) No. 231/2013 supplementing the AIFMD (the “AIFM Regulation”), and to insurance and reinsurance companies subject to regulation under EU Directive 2009/138/EC, as amended (“Solvency II”), pursuant to Article 135(2) of Solvency II and Articles 254-257 of Commission Delegated Regulation (EU) 2015/35 supplementing Solvency II (those requirements, together with those described above under the EU CRR, the “Existing EU Retention Rules”). The Existing EU Retention Rules for investors other than CRR Investors are not identical to those in EU CRR Articles 405 and 406, and, in particular, additional due diligence obligations apply to alternative investment fund managers and to insurance and reinsurance companies.

Prospective investors should also be aware that new EU risk retention and due diligence requirements will apply, in place of the Existing EU Retention Rules, to securitizations in respect of which the relevant securities are issued on or after January 1, 2019 (the “New EU Retention Rules”). The relevant changes will be implemented primarily by Regulation (EU) 2017/2402 (the “Securitization Regulation”). The New EU Retention Rules contained in the Securitization Regulation will apply to the types of regulated investors covered by the Existing EU Retention Rules and also to (a) certain investment companies authorised in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive (together, “UCITS”) , and (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorised entities appointed by such institutions (together, “IORPS”). With regard to securitizations in respect of which the securities are issued before January 1, 2019, as is the case with the notes, investors that are subject to the Existing EU Retention Rules will continue to be subject to the risk retention and due diligence requirements of the Existing EU Retention Rules, including on and after that date (so long as no new securities were issued on or after that date). The Securitization Regulation makes no express provision as to the application of any investment restrictions or due diligence requirements, whether under the EU Retention Rules or under the Securitization Regulation, to UCITS or IORPs that hold or acquire any interest in respect of a Pre-2019 Securitization and, accordingly, it is not known what requirements (if any) may be applicable thereto. There will be material differences between the New EU Retention Rules and the Existing EU Retention Rules, and certain aspects of the New EU Retention Rules are to be specified in new regulatory technical standards, which have not yet been adopted or published in final form, and it is not certain as to what form the final regulatory technical standards may take or when they will be adopted.

Prospective investors are themselves responsible for monitoring and assessing changes to the Existing EU Retention Rules and their regulatory capital requirements.

[CONA, as “originator”, will agree to retain a material net economic interest of not less than 5% as described in “Summary of Terms—EU Risk Retention” in this prospectus. However, each prospective investor is required to independently assess and determine whether the agreement by CONA to retain the Retained Interest as described in this prospectus and the information in this prospectus and the information to be provided in the monthly reports to noteholders are sufficient for the purposes of complying with the Existing EU Retention Rules or the New EU Retention Rules, as applicable, and any corresponding national measures which may be relevant and none of CONA, the depositor, the issuing entity, the underwriters, the indenture trustee, their respective affiliates nor any other party to the transactions described in this prospectus makes any representation that such agreement and such information are sufficient in all circumstances for such purposes.][CONA, as “originator”, has not agreed to retain a material net economic interest of not less than 5% or to otherwise facilitate compliance by noteholders with the EU Retention Rules.]

Failure by an investor or investment manager to comply with any applicable Existing EU Retention Rules or the New EU Retention Rules with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions. The Existing EU Retention Rules, the New EU Retention Rules and any other changes to the regulation or regulatory treatment of the notes for some or all investors may negatively impact the regulatory position of affected investors and investment managers and have an adverse impact on the value and liquidity of the notes offered by this prospectus. Prospective investors should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors, regarding application of and compliance with any applicable Existing EU Retention Rules or the New EU Retention Rules or other applicable regulations and the suitability of the offered notes for investment.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Set forth below is a discussion of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, Special Tax Counsel for the issuing entity, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by the issuing entity with terms similar to those of the notes. As a result, the IRS could challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders.

The following discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to the noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the United States federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	investors in pass-through entities.

This information is directed to prospective purchasers that are unrelated to the issuing entity (or a holder of a certificate) who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. We suggest that prospective investors consult with their tax advisors as to the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

In connection with the offering of the notes, Mayer Brown LLP, Special Tax Counsel to the depositor, has rendered its opinion, assuming compliance with the trust agreement, the indenture and certain other transaction documents, and subject to the assumptions and qualifications therein, to the effect that, for United States federal income tax purposes, the issuing entity will not be classified as an association or publicly traded partnership (“PTP”) taxable as a corporation, and the notes (other than any notes, if any, held by (A) the issuing entity or a person that beneficially owns more than 99% of the issuing entity for United States federal income tax purposes, (B) a member of an expanded group (as defined in Treasury Regulation Section 1.385-1(c)(4) or any successor regulation then in effect) that includes the issuing entity or a person beneficially owning a certificate, (C) a “controlled partnership” (as defined in Treasury Regulation Section 1.385-1(c)(1) or any successor regulation then in effect) of such expanded group or (D) a disregarded entity owned directly or indirectly by a person described in preceding clause (B) or (C)) will be treated as indebtedness. Noteholders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although Special Tax Counsel to the depositor will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The discussion below assumes the characterizations provided in these opinions are correct.

A “U.S. Person” or “United States Person” means a beneficial owner of notes that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any State, or the District of Columbia, (iii) a trust that is subject to the primary supervision of a court within the United States and the substantial decisions of which are controlled by one or more U.S. Persons or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. A “Foreign Person” means any person other than a U.S. Person or entity or arrangement treated as a partnership.

If an entity or arrangement that is classified as a partnership for United States federal income tax purposes holds a note, the tax treatment of persons treated as its partners for United Sates federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for United States federal income tax purposes and persons holding a note through a partnership or other entity classified as a partnership for United States federal income tax purposes are urged to consult their own tax advisors.

Characterization of the Issuing Entity and the Notes

At closing the parties will treat the issuing entity as a grantor trust for United Sates federal income tax purposes pursuant to which treatment the certificates will represent a pro rata undivided interest in the income and assets of the issuing entity. Prior to or in connection with the sale of any certificates to a third party, Mayer Brown LLP, Special Tax Counsel to the depositor, will have rendered its opinion, assuming compliance with the trust agreement, the indenture and certain other transaction documents, and subject to the assumptions and qualifications therein, to the effect that, the issuing entity will be treated as a grantor trust under for United Sates federal income tax purposes. If the IRS were to contend successfully that the issuing entity is not properly classified as a grantor trust, then it likely would be treated as a business entity classified pursuant to Treasury Regulations § 301.7701-2 or a nominee or agent for each beneficial owner of a certificate (creating a co-ownership arrangement if there is more than one beneficial owner of the certificates). If the issuing entity is treated as a business entity and there is more than one beneficial owner of the certificates, it would be a partnership and, to the extent the issuing entity failed to meet certain qualifying income tests, possibly a PTP taxable as a corporation. Although Special Tax Counsel is providing an opinion to the effect that for United States federal income tax purposes the issuing entity will not be classified as an association or a PTP taxable as a corporation, if the issuing entity were treated as a PTP taxable as a corporation, the issuing entity would be subject to corporate federal income tax on its taxable income, reducing the amount available for distribution to the holders of the notes.

Treatment of the issuing entity as a partnership that is not a PTP taxable as a corporation also could adversely affect holders of the notes. If the issuing entity were to be treated as a partnership for United States federal income tax purposes and the partners in such partnership included foreign persons, the IRS might assert that the issuing entity should have been withholding tax on amounts allocated to or distributed to such foreign persons, and if successful, the issuing entity would be liable for such tax, and may additionally owe penalties and interest, which could adversely affect the issuing entity, the issuing entity’s ability to perform its obligations under the transaction documents, and the holders of the notes. In addition, under audit rules for partnerships, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members unless an entity elects otherwise. It is unclear to what extent these elections will be available to the issuing entity and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Any tax liability payable by the issuing entity may reduce the cash flow that would otherwise be available to make payments on all notes.

The issuing entity and each noteholder generally agree to treat the notes for United States federal income tax purposes as indebtedness. However, it is possible that the IRS may assert that the notes (or certain classes of notes) are not properly characterized as indebtedness for United States federal income tax purposes. If any notes were not characterized as debt for United States federal income tax purposes, the issuing entity may be recharacterized as a partnership and the holders of the recharacterized notes would be treated as partners in the issuing entity. In general, a partnership is not subject to United States federal income tax, rather, the partners are required separately to take into account their allocable share of the income, gains, losses, deductions and credits of the partnership. The allocation of these items could result in the holders of the recharacterized notes receiving income in timing and amounts different than expected, and certain expenses allocated to such holders may not be eligible for deduction or subject to limitations on deductibility. In addition, a recharacterization could result in the imposition of United States withholding tax on amounts allocated to foreign persons holding recharacterized notes, cause such foreign persons to be deemed to be engaged in a United States trade or business and/or create procedural and withholding obligations on transfers of such recharacterized notes under section 1446(f) of the Code. Further, in the case where certain notes are recharacterized and certain notes are not recharacterized, a tax-exempt U.S. Person of a recharacterized note could be treated as receiving unrelated business taxable income from the issuing entity.

Prospective investors should consult with their own tax advisors with regard to the consequences to them of each possible alternative tax characterization of the issuing entity and the notes and the consequences of holding the notes in view of their particular circumstances. The remainder of the discussion below assumes that the issuing entity is treated as a grantor trust for United States federal income tax purposes and the notes will be characterized as indebtedness for United States federal income tax purposes.

Certain Tax Considerations of Holding the Notes

Treatment of Stated Interest and Original Issue Discount. Stated interest on a note will be taxable to a U.S. noteholder as ordinary income when received or accrued in accordance with the U.S. noteholder’s regular method of tax accounting.

If the stated redemption price at maturity (generally equal to the principal amount as of the original issuance plus all interest other than “unqualified stated interest payments” payable prior to or at maturity) of any note exceeds the issue price (as defined below) of the note by more than a de minimis amount (0.25% of the remaining weighted average maturity of the note at the time such note is acquired multiplied by the stated redemption price at maturity) the excess will constitute original issue discount (“OID”) for United States federal income tax purposes. A note’s “issue price” will generally be the first price at which a substantial amount of the notes are sold (excluding sales to bond houses, brokers, or similar persons acting as underwriters, placement agents, or wholesalers) for money.

If the notes are in fact issued at a greater than de minimis discount or are treated as having been issued with OID under the Treasury Regulations, a U.S. Person must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under section 1272(a)(6) of the Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering) and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and Treasury Regulations could be adopted changing the application of these provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such Treasury Regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such Treasury Regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the U.S. Persons regarding OID, if any, will be based on the assumption that the receivables will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the receivables. See “Maturity And Prepayment Considerations” in this prospectus. Accordingly, U.S. Persons are advised to consult their own tax advisors regarding the impact of any prepayments under the receivables (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

It is possible that certain notes will be treated as “Short-Term Notes”, which have a fixed maturity date not more than one year from the issue date. A holder of a Short-Term Note will generally not be required to include OID on the Short-Term Note in income as it accrues, provided the holder of the note is not an accrual method taxpayer, a bank, a broker or dealer that holds the note as inventory, a regulated investment company or common trust fund, or the beneficial owner of pass-through entities specified in the Code, or provided the holder does not hold the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon. Instead, the holder of a Short-Term Note would include the OID accrued on the note in gross income upon a sale or exchange of the note or at maturity, or if the note is payable in installments, as principal is paid thereon. A holder of a Short-Term Note would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of the interest income, if any, and OID accrued on the note. However, a holder may elect to include OID in income as it accrues on all obligations having a maturity of one year or less held by the holder in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a Short-Term Note on a ratable, straight-line basis, unless the holder irrevocably elects, under Treasury Regulations to be issued by the Treasury Department, to apply a constant interest method to such obligation, using the holder’s yield to maturity and daily compounding.

Special considerations apply to any U.S. Person that also beneficially owns certificates. A beneficial owner of a certificate will generally be treated as the owner of a pro rata undivided interest in the assets of the issuing entity and as the obligor of a pro rata portion of the obligations of the issuing entity. Consequently, a certificateholder would generally be treated as paying its pro rata share of each interest payment on the notes (i.e., the portion of each interest payment that corresponds to the certificateholder’s percentage interest in the issuing entity). If the U.S. Person also beneficially owns certificates, it is likely that the pro rata portion of such interest received on the notes by the U.S. Person that the U.S. Person would otherwise be treated as paying in its capacity as a certificateholder will be disregarded for United States federal income tax purposes and not treated as received. Under such treatment, the U.S. Person would not include in income the portion of the interest on such notes that would otherwise be treated as paid by the U.S. Person, but the remainder of interest received on the note would be unaffected by the U.S. Person’s position as a certificateholder. U.S. Persons that are certificateholders should consult their tax advisors concerning the treatment of interest on their notes that is attributable to their certificates.

Disposition of Notes. If a U.S. Person sells a note, the noteholder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of the note to a particular noteholder will equal the noteholder’s cost for the note, increased by any OID previously included by the noteholder in income from the note and decreased by any principal payments previously received by the noteholder on the note. Any gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain representing accrued interest not previously included in income. Capital gain or loss will be long-term if the note was held by the holder for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Potential Acceleration of Income. Accrual method noteholders that prepare an “applicable financial statement” (as defined in Section 451 of the Code, which includes any GAAP financial statement, Form 10-K annual statement, audited financial statement or a financial statement filed with any Federal agency for non-tax purposes) generally would be required to include certain items of income such as OID and possibly de minimis OID and market discount in gross income no later than the time such amounts are reflected on such a financial statement. (The application of this rule to income of a debt instrument with OID is effective for taxable years beginning after December 31, 2018.) This could result in an acceleration of income recognition for income items differing from the above description, although the precise application of this rule is unclear at this time.

Net Investment Income Tax. Certain non-corporate U.S. Persons will be subject to a 3.8 percent tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally will include interest, original issue discount, and market discount realized on a note and any net gain recognized upon a disposition of a note. U.S. Persons should consult their tax advisors regarding the applicability of this tax in respect of their notes.

Information Reporting and Backup Withholding. The issuing entity or applicable withholding agent will be required to report annually to the IRS, and to each noteholder of record, the amount of interest paid on the notes, and the amount of interest withheld for United States federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. Each holder will be required to provide to the issuing entity, under penalties of perjury, IRS Form W-9 or other similar form containing the holder’s name, address, correct federal taxpayer identification number, and a statement that the holder is not subject to backup withholding. If a nonexempt noteholder fails to provide the required certification, the issuing entity will be required to withhold at the currently applicable rate from interest otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability. Noteholders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Because the depositor will treat the issuing entity as a grantor trust and all notes as indebtedness for United States federal income tax purposes, the depositor will not comply with the tax reporting requirements that would apply under any alternative characterizations of the issuing entity.

Tax Consequences to Foreign Persons. If interest paid to or accrued by a Foreign Person is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person, subject to the below discussion regarding FATCA (defined below), interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, as long as the Foreign Person:

•

is not actually or constructively a “10 percent shareholder” of the issuing entity or of a holder of certificates, or a “controlled foreign corporation” with respect to which the issuing entity or a holder of certificates is a “related person” within the meaning of the Code;

•	is not a bank receiving interest described in Section 881(c)(3)(A) of the Code;

•	the interest is not contingent interest described in Section 871(h)(4) of the Code; and

•

provides an appropriate statement on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, signed under penalties of perjury, certifying that the beneficial owner of the note is a Foreign Person and providing that Foreign Person’s name and address. If the information provided in this statement changes, the Foreign Person must so inform the issuing entity within 30 days of change.

If the interest were not portfolio interest or if applicable certification requirements were not satisfied, then the interest would be subject to United States federal income and withholding tax at a rate of 30 percent unless reduced or eliminated pursuant to an applicable tax treaty. Foreign Persons should consult their tax advisors with respect to the application of the withholding and information reporting regulations to their particular circumstances.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that:

•	the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person; and

•	in the case of a foreign individual, the Foreign Person is not present in the United States for 183 days or more in the taxable year.

If the interest, gain or income on a note held by a Foreign Person is effectively connected with the conduct of a trade or business in the United States by the Foreign Person, the holder, although exempt from the withholding tax previously discussed if an appropriate statement is furnished, generally will be subject to United States federal income tax on the interest, gain, or income at regular federal income tax rates. In addition, if the Foreign Person is a foreign corporation, it may be subject to a branch profits tax equal to the currently applicable rate of its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable tax treaty.

Foreign Account Tax Compliance Act. Pursuant to the Sections 1471 through 1474 of the Code and the Treasury Regulations promulgated thereunder (“FATCA”), a United States withholding tax at the rate of 30% is imposed on payments of interest, or, on or after January 1, 2019, on gross proceeds from the sale or other taxable disposition of the notes, made to non-U.S. financial institutions and certain other non-U.S. non-financial entities (including, in some instances, where such an entity is acting as an intermediary) that fail to comply with certain information reporting obligations. If an amount in respect of United States withholding tax were to be deducted or withheld from interest or principal payments on the notes as a result of a holder’s failure to comply with these rules or the presence in the payment chain of an intermediary that does not comply with these rules, neither the issuing entity nor any paying agent nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, investors may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. Foreign Persons and U.S. Persons holding notes through a non-U.S. intermediary should consult their own tax advisors regarding FATCA and whether it may be relevant to their purchase, ownership and disposition of the notes.

Tax Regulations for Related-Party Note Acquisitions. Treasury Regulations under Code section 385 address the debt or equity treatment of instruments held by certain parties related to the issuer of such instrument. In particular, in certain circumstances, a note that otherwise would be treated as debt is treated as stock for United States federal income tax purposes during periods in which the note is held by an applicable related party (generally based on a group of corporations or controlled partnerships connected through 80% direct or indirect ownership links). Under the Treasury Regulations, any notes treated as stock under these rules could result in adverse consequences to such related party noteholder, including that United States federal withholding taxes could apply to distributions on the notes. If the issuing entity or a withholding agent in the payment chain were to become liable for any such withholding or failure to so withhold, the resulting impositions could reduce the cash flow that would otherwise be available to make payments on all notes. In addition, when a recharacterized note is acquired by a beneficial owner that is not an applicable related party, that note is generally treated as reissued for United States federal income tax purposes and thus may have tax characteristics differing from notes of the same class that were not previously held by a related party. The issuing entity does not intend to track such notes for this purpose. As a result of considerations arising from these rules, prospective investors should be aware that, if they purchase notes, the trust agreement may provides restrictions on their ability to invest in certificates through certain affiliates that are United States persons for United States federal income tax purposes. These Treasury Regulations are complex and we urge you to consult your tax advisors regarding the possible effects of the new rules.

STATE AND LOCAL TAX CONSEQUENCES

The discussion above does not address the tax treatment of the issuing entity or holders, or the tax consequences of purchase, ownership or disposition of the notes under any state or local tax law. The activities to be undertaken by the servicer in servicing and collecting the receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state may assert its right to impose tax on the issuing entity with respect to its income related to receivables collected from customers located in such state, and/or require that a holder treated as an equity-owner (including non-resident holders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Investors should consult their tax advisors regarding state and local tax consequences.

REPORTABLE TRANSACTIONS

Any taxpayer that fails to timely file an information return with the IRS with respect to a “reportable transaction” (as defined in Section 6011 of the Code and the Treasury Regulations thereunder) will be subject to a penalty in the amount of $10,000 in the case of a natural person and $50,000 in any other case. Such penalty may be higher depending on whether the transaction is a “listed transaction” (as defined in Section 6011 of the Code and the Treasury Regulations thereunder). Prospective investors are advised to consult their own tax advisors regarding any possible disclosure obligations in light of their particular circumstances.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. BENEFIT PLANS

Subject to the following discussion, the offered notes may be acquired by pension, profit-sharing or other employee benefit plans, subject to the fiduciary responsibility provisions of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), as well as individual retirement accounts, Keogh plans and other plans covered by Section 4975 of the Code and entities deemed to hold “plan assets” of any of the foregoing (each a “benefit plan”). Section 406 of ERISA and Section 4975 of the Code prohibit a benefit plan from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such benefit plan. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the benefit plan. In addition, Title I of ERISA also requires fiduciaries of a benefit plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. The prudence of a particular investment must be determined by the responsible fiduciary of a benefit plan by taking into account the particular circumstances of the benefit plan and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed under “Risk Factors” in this prospectus and the fact that in the future, there may be no market in which such fiduciary will be able to sell or otherwise dispose of the notes should the benefit plan purchase them. Unless the context clearly indicates otherwise, any reference in this section to the acquisition, holding or disposition of the notes shall also mean the acquisition, holding or disposition of a beneficial interest in such notes.

Certain transactions involving the issuing entity might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a benefit plan that purchased notes if assets of the issuing entity were deemed to be assets of the benefit plan. Under a regulation issued by the U.S. Department of Labor (the “ERISA regulation”), the assets of the issuing entity would be treated as plan assets of a benefit plan for the purposes of ERISA and the Code only if the benefit plan acquired an “equity interest” in the issuing entity and none of the exceptions to plan assets contained in the ERISA regulation were applicable. An equity interest is defined under the ERISA regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features as of any date of determination. Although there is little guidance on the subject, assuming the offered notes constitute debt for local law purposes, the depositor believes that, at the time of their issuance, the offered notes should be treated as indebtedness of the issuing entity without substantial equity features for purposes of the ERISA regulation. This determination is based in part upon the traditional debt features of the offered notes, including the reasonable expectation of purchasers of notes that the offered notes will be repaid when due, traditional default remedies, as well as the absence of conversion rights, warrants or other typical equity features. The debt treatment of the offered notes for ERISA purposes could change if the issuing entity incurs losses. This risk of recharacterization is enhanced for notes that are subordinated to other classes of securities.

However, without regard to whether the offered notes are treated as an equity interest for purposes of the regulation, the acquisition or holding of the offered notes by, or on behalf of, a benefit plan could be considered to give rise to a prohibited transaction if the issuing entity, the depositor, the originator, the servicer, the administrator, the underwriters, the owner trustee, the indenture trustee or any of their affiliates is or becomes a party in interest or a disqualified person with respect to such benefit plan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the offered notes by a benefit plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such notes. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 96-23, (as amended), regarding transactions effected by “in-house asset managers”; PTCE 95-60 (as amended), regarding investments by insurance company general accounts; PTCE 91-38 (as amended), regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14 (as amended), regarding transactions effected by “qualified professional asset managers”. In addition to the class exemptions listed above, the Pension

Protection Act of 2006 provides a statutory exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a benefit plan and a person or entity that is a party in interest or disqualified person to such benefit plan solely by reason of providing services to the benefit plan (other than a party in interest or disqualified person that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the benefit plan involved in the transaction), provided that there is adequate consideration for the transaction. Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There is a risk that none of these, or any other exemption, will be available with respect to any particular transaction involving the offered notes and prospective purchasers that are benefit plans should consult with their advisors regarding the applicability of any such exemption.

Governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) are not subject to Title I of ERISA and are also not subject to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, local or other laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above and may include other limitations on permissible investments. In addition, any such plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction roles set forth in Section 503 of the Code. Accordingly, fiduciaries of governmental and church plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the offered notes, as well as general fiduciary considerations.

By acquiring an offered note (or any interest therein), each purchaser or transferee (and, if the purchaser or transferee is, or is using the assets of, an employee benefit plan or other retirement account, its fiduciary) (i) will be deemed to represent and warrant that either (a) it is not acquiring and will not hold the offered notes (or any interest therein) on behalf of or with the assets of a benefit plan or any governmental plan, non-U.S. plan or church plan or any other employee benefit plan or retirement arrangement that is subject to any applicable law that is substantially similar to the fiduciary provisions of ERISA or Section 4975 of the Code (“similar law”) or (b) the acquisition, holding and disposition of such note (or any interest therein) will not give rise to a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any similar law and (ii) acknowledges and agrees if it is a benefit plan or a plan that is subject to similar law, it shall not acquire such note (or any interest therein) at any time that the ratings on such note are below investment grade or if such note has been characterized as other than indebtedness for applicable local law purposes.

None of the issuing entity, the servicer, the administrator, the indenture trustee, the owner trustee, the asset representations reviewer, any underwriter or any of their respective affiliates, agents or employees will act as a fiduciary to any employee benefit plan or other retirement account with respect to the decision to invest in the offered notes. Each fiduciary or other person with investment responsibilities over the assets of an employee benefit plan or other retirement account considering an investment in the notes must carefully consider the above factors before making an investment. Fiduciaries of employee benefit plans and other retirement accounts considering the purchase of notes should consult their legal advisors regarding whether the assets of the issuing entity would be considered plan assets, the possibility of exemptive relief from the prohibited transaction rules and other issues and their potential consequences.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the depositor has agreed to sell and the underwriters named below have severally but not jointly agreed to purchase the principal amount of the offered notes set forth opposite its name below subject to the satisfaction of certain conditions precedent.

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[-A] Notes	[Principal Amount of Class A-2-B Notes]	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes
	$	$	$	$	$
	$	$	$	$	$

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[-A] Notes	[Principal Amount of Class A-2-B Notes]	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$
	$	$	$	$	$

Underwriters	Principal Amount of Class B Notes	Principal Amount of Class C Notes	[Principal Amount of Class D Notes]
	$	$	$
	$	$	$
	$	$	$

Total	$	$	$

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all the offered notes if any are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The depositor has been advised by the underwriters that the underwriters propose to offer the offered notes to the public initially at the offering prices set forth on the cover page of this prospectus and to certain dealers at these prices less the concessions and reallowance discounts set forth below:

	Selling Concession Not to Exceed		Reallowance Discount Not to Exceed
Class A-1 Notes		%		%
Class A-2[-A] Notes		%		%
[Class A-2-B Notes]		%		%
Class A-3 Notes		%		%
Class A-4 Notes		%		%
Class B Notes		%		%
Class C Notes		%		%
[Class D Notes]		%		%

[The Class D notes are not being offered hereby, and are anticipated to be either privately placed or retained by the depositor or another affiliate of CONA.]

If all of the classes of notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms. After the initial public offering, the underwriters may change the public offering price and selling concessions and reallowance discounts to dealers.

There currently is no secondary market for any class of notes and there is a risk that one will not develop. The underwriters expect, but will not be obligated, to make a market in each class of notes. A market for the notes may not develop, and if one does develop, it may not continue or it may not provide sufficient liquidity.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the notes. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize the prices of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such offered notes.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the offered notes in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered notes so long as the stabilizing bids do not exceed a specified maximum. Syndicate coverage transactions involve purchases of the offered notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the offered notes originally sold by the syndicate member are purchased in a syndicate covering transaction. These over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the offered notes to be higher than they would otherwise be in the absence of these transactions. Neither the depositor nor any of the underwriters will represent that they will engage in any of these transactions or that these transactions, once commenced, will not be discontinued without notice.

CONA and the depositor have agreed to indemnify the underwriters against specified liabilities, including civil liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments which the underwriters may be required to make in respect thereof. In the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may, therefore, be unenforceable.

It is expected that delivery of the offered notes will be made against payment therefor on or about the closing date. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the offered notes on the date hereof will be required, by virtue of the fact that the offered notes initially will settle more than two business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of offered notes who wish to trade offered notes on the date hereof consult their own advisors.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by that investor’s representative within the period during which there is an obligation to deliver a prospectus, CONA, the depositor or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of this prospectus.

In the ordinary course of its business one or more of the underwriters and affiliates [have provided, and in the future] may provide other investment banking and commercial banking services to the depositor, the servicer, the issuing entity and their affiliates.] [One of the underwriters, or its affiliates, may be the swap counterparty under the interest rate swap agreement.] [One of the underwriters is an affiliate of the sponsor.] [An affiliate of one of the underwriters is the owner trustee.] [An affiliate of another underwriter is the indenture trustee.]

The indenture trustee, at the direction of the servicer, on behalf of the issuing entity, may from time to time invest the funds in accounts and Eligible Investments acquired from the underwriters or their affiliates.

The offered notes are new issues of securities with no established trading market. The underwriters tell us that they intend to make a market in the offered notes as permitted by applicable laws and regulations. However, the underwriters are not obligated to make a market in the offered notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters.

The depositor will receive aggregate proceeds of approximately $[            ] from the sale of the offered notes (representing approximately [    ]% of the initial Note Balance of the offered notes) after paying the aggregate underwriting discount of $[            ] on the offered notes. Additional offering expenses are estimated to be $[            ].

[Certain of the offered notes initially may be retained by the depositor or an affiliate of the depositor (the “Retained Notes”). Any Retained Notes will not be sold to the underwriters under the underwriting agreement. Retained Notes may be subsequently sold from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or the purchasers of the Retained Notes. If the Retained Notes are sold through underwriters or broker-dealers, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. The Retained Notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

[Conflicts of Interest

Our affiliate, [            ], is a member of FINRA and is participating in the distribution of the notes. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with that rule, no FINRA member firm that has a “conflict of interest,” as defined therein, may make sales in this offering to any discretionary account without the prior approval of the customer. Our affiliates, including [            ], may use this prospectus in connection with offers and sales of the notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.]

Offering Restrictions

Each underwriter has severally, but not jointly, represented to and agreed with the depositor and CONA that:

•

it will not offer or sell any offered notes within the United States, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities, bank regulatory or other applicable law; and

•

it will not offer or sell any offered notes in any other country, its territories or possessions or to persons who are citizens thereof or residents therein, except in transactions that are not prohibited by any applicable securities law.

United Kingdom

Each underwriter has severally, but not jointly, represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity or the depositor; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

Each underwriter has severally, but not jointly, represented and agreed that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the European Economic Area. For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)	a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in the Prospectus Directive; and

(b)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes.

FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, may contain certain forward-looking statements. In addition, certain statements made in future SEC filings by the sponsor, the issuing entity or the depositor, in press releases and in oral and written statements made by or with the sponsor’s, the issuing entity’s or the depositor’s approval may constitute forward-looking statements. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements include information relating to, among other things, continued and increased business competition, an increase in delinquencies (including increases due to worsening of economic conditions), changes in demographics, changes in local, regional or national business, economic, political and social conditions, regulatory and accounting initiatives, changes in customer preferences, and costs of integrating new businesses and technologies, many of which are beyond the control of the sponsor, the issuing entity or the depositor. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate” or similar expressions. The sponsor, the issuing entity and the depositor have based these forward-looking statements on their current plans, estimates and projections, and you should not unduly rely on them.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions, including the risks discussed below. Future performance and actual results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the ability of the sponsor, the issuing entity or the depositor to control or predict. The forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. The sponsor, the issuing entity and the depositor undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

LEGAL PROCEEDINGS

[Insert disclosure required by Item 1117 of Regulation AB regarding any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer contemplated by Item 1108(a)(3) of Regulation AB, originator contemplated by Item 1110(b) of Regulation AB, or other party contemplated by Item 1100(d)(1) of Regulation AB, or of which any property of the foregoing is the subject, that is material to security holders. Include similar information as to any such proceedings known to be contemplated by governmental authorities.]

LEGAL MATTERS

Relevant legal matters relating to the notes, including United States federal income tax matters, will be passed upon for the sponsor and the depositor by [            ]. Certain legal matters for the underwriters will be passed upon by [            ]. [            ] from time to time renders legal services to CONA and certain of its affiliates on other matters.

GLOSSARY

“Available Funds” means, for any payment date and the related collection period, an amount equal to the sum of the following amounts: (i) all collections received by the servicer during such collection period, (ii) the sum of the repurchase prices deposited into the collection account with respect to each receivable that is to become a repurchased receivable [during the related collection period][on such Payment Date] (iii) [the investment income accrued during such collection period from the investment of funds in the issuing entity’s accounts, (iv)] the optional purchase price deposited into the collection account in connection with the exercise of the optional purchase [and] (v) any amounts in the reserve account in excess of the Specified Reserve Account Balance[, (vi) the Net [Swap] [Cap] Receipts (excluding [swap] [cap] termination payments received from the [swap] [cap] counterparty and deposited into the [swap] [cap] termination payment account), (vii) amounts on deposit in the [swap] [cap] termination payment account that exceed the cost of entering into a replacement interest rate [swap] [cap] agreement or any amounts on deposit in the [swap] [cap] termination payment account if the issuing determines not to replace the initial interest rate [swap] [cap] agreement and the Rating Agency Condition is met with respect to such determination, and (viii) the amount by which any amounts received from a replacement [swap] [cap] counterparty in consideration for entering into a replacement [swap] [cap] agreement exceeds the payments due to the [swap] [cap] counterparty following the termination of the interest rate [swap] [cap] agreement following an event of default or termination event under the interest rate [swap] [cap] agreement].

“certificate distribution account” means the account designated as such, established and maintained pursuant to the indenture.

“certificateholder” means any holder of a certificate.

“collection period” means the period commencing on the first day of each calendar month and ending on the last day of that calendar month (or, in the case of the initial collection period, the period commencing on the close of business on the cut-off date and ending on [    ]). As used in this prospectus, the “related” collection period with respect to a payment date will be deemed to be the collection period which precedes that payment date.

“collections” means, with respect to any receivable and to the extent received by the servicer after the cut-off date, the sum of (i) any monthly payment by or on behalf of the obligor under that receivable or any other amounts received by the servicer which, in accordance with the customary servicing practices, would customarily be applied to the payment of accrued interest or to reduce the outstanding principal balance of that receivable, (ii) any full or partial prepayment of that receivable and (iii) all Liquidation Proceeds; provided, however, that the term collections in no event will include (1) for any payment date, any amounts in respect of any receivable the repurchase price of which has been included in the Available Funds on a prior payment date, (2) any Supplemental Servicing Fees or (3) premiums with respect to any insurance policy, rebates of premiums with respect to the cancellation or termination of any insurance policy, extended warranty or service contract that was not financed by or is not included in the outstanding principal balance of, such receivable.

“controlling class” means, with respect to any notes outstanding, the Class A notes (voting together as a single class) as long as any Class A notes are outstanding, and thereafter the Class B notes as long as any Class B notes are outstanding, and thereafter the Class C notes as long as any Class C notes are outstanding and thereafter the Class D notes as long as any Class D notes are outstanding (excluding, in each case, notes held by the servicer, the administrator, the issuing entity, any certificateholder or any of their respective affiliates).

“customary servicing practices” means the customary servicing practices of the servicer or any sub-servicer with respect to all comparable motor vehicle receivables that the servicer or such sub-servicer, as applicable, services for itself or others (which includes, or is modified with respect to the receivables to include, that no modification to any receivable is permitted other than a Permitted Modification), as such practices may be changed from time to time (except to the extent any such change could result in the Issuer being treated as other than a fixed investment trust described in Treasury Regulation section 301.7701-4(c) that is treated as a grantor trust under subtitle A, chapter 1, subchapter J, part I, subpart E of the Code), it being understood that the servicer and the sub-servicers may not have the same “customary servicing practices”.

“Defaulted Receivable” means a receivable (other than a repurchased receivable) that the servicer has charged off in accordance with its customary servicing practices.

“FDIC” means the Federal Deposit Insurance Corporation.

“FDIC Rule Covenant” has the meaning set forth in “The Indenture—FDIC Rule” in this prospectus.

“First Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the Class A notes as of such payment date (before giving effect to any principal payments made on the Class A notes on such payment date) over (b) the net pool balance as of the last day of the related collection period; provided, however, that the First Allocation of Principal on and after the final scheduled payment date for any class of Class A notes will not be less than the amount that is necessary to reduce the note balance of that class of Class A notes to zero.

“Fourth Allocation of Principal” means, for any Payment Date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes, the Class B notes, the Class C notes and the Class D notes minus the sum of the First Allocation of Principal, the Second Allocation of Principal and the Third Allocation of Principal for that payment date as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b) the net pool balance as of the last day of the related collection period; provided, however, that the Fourth Allocation of Principal on and after the final scheduled payment date for the Class D notes shall not be less than the amount that is necessary to reduce the note balance of the Class D notes to zero (after the application of the First Allocation of Principal, Second Allocation of Principal and Third Allocation of Principal).

[“Funding Date” means each date (but not more than once per week) after the closing date on which subsequent receivables are purchased by the issuing entity. ]

[“Funding Period” means the period from the closing date until the earliest of (1) [            ]; (2) the date the amount on deposit in the pre-funding account is $[10,000] or less; and (3) the occurrence of an event of default under the indenture. ]

“Liquidation Expenses” means, in the case of each of clauses (a) through (c) of the definition of “Liquidation Proceeds,” any expenses (including without limitation, any auction, painting, repair or refurbishment expenses in respect of the related financed vehicle) incurred by the servicer in connection therewith and any payments required by law to be remitted to the obligor.

“Liquidation Proceeds” means, with respect to any receivable, (a) insurance proceeds received by the servicer with respect to any insurance policies relating to the related financed vehicle or maintained by the obligor in connection with a receivable, (b) amounts received by the servicer in connection with that receivable pursuant to the exercise of rights under that receivable and (c) the monies collected by the servicer (from whatever source, including proceeds of a sale of the related financed vehicle, a deficiency balance recovered from the related obligor after the charge-off of that receivable or as a result of any recourse against the related dealer, if any) on that receivable other than any monthly payments by or on behalf of the obligor thereunder or any full or partial prepayment of such receivable net of Liquidation Expenses; provided, however, that the repurchase price for any receivable purchased by CONA will not constitute Liquidation Proceeds.

“Majority Certificateholders” means Certificateholders holding in the aggregate more than 50% of the Percentage Interests.

[“Net Swap Payment” means for the interest rate swap agreement, the net amounts owed by the issuing entity to the swap counterparty, if any, on any payment date, excluding Swap Termination Payments.]

[“Net Swap Receipt” means for the interest rate swap agreement, the net amounts owed by the swap counterparty to the issuing entity, if any, on any date any such amount is due under the interest rate swap agreement, including, without limitation, any Swap Termination Payments.]

“Percentage Interest” means, with respect to a certificate, the individual percentage interest of such certificate, which shall be specified on the face thereof and which shall represent the percentage of certain distributions of the issuing entity beneficially owned by the related certificateholder. The sum of the Percentage Interests for all of the certificates shall be 100%.

“Rating Agency Condition” means, with respect to any event or circumstance and each hired agency, either (a) written confirmation (which may be in the form of a letter, press release or other publication, or a change in such hired agency’s published ratings criteria to this effect) by such hired agency that the occurrence of such event or circumstance will not cause it to downgrade, qualify or withdraw its rating assigned to any of the notes or (b) that such hired agency shall have been given notice of such event or circumstance at least ten days prior to the occurrence of such event or circumstance (or, if ten days’ advance notice is impracticable, as much advance notice as is practicable) and such hired agency shall not have issued any written notice that the occurrence of such event or circumstance will cause it to downgrade, qualify or withdraw its rating assigned to the notes.

“Regular Principal Distribution Amount” means, for any payment date, an amount not less than zero equal to the excess of (a) the excess of (A) the sum of the aggregate note balance of the notes as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (B) the net pool balance as of the end of the related collection period minus the Target Overcollateralization Amount over (b) the sum of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal for that payment date; provided, however, that the Regular Principal Distribution Amount on and after the final scheduled payment date for any class of notes will not be less than the amount that is necessary to reduce the note balance of that class to zero (after the application of the First Allocation of Principal, the Second Allocation of Principal, the Third Allocation of Principal and the Fourth Allocation of Principal).

“Second Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes and the Class B notes as of such payment date (before giving effect to any principal payments made on such payment date) minus the First Allocation of Principal for that payment date over (b) the net pool balance as of the last day of the related collection period; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for the Class B notes will not be less than the amount that is necessary to reduce the note balance of the Class B notes to zero (after the application of the First Allocation of Principal).

“Specified Reserve Account Balance” means $[            ] (which is approximately [    ]% of the initial net pool balance); provided, however, on any payment date after the notes are no longer outstanding following payment in full of the principal and interest on the notes, the “Specified Reserve Account Balance” shall be $0.

“Supplemental Servicing Fees” means any and all (i) late fees, (ii) extension fees, (iii) non-sufficient funds charges, (iv) prepayment fees and (v) any and all other administrative fees or similar charges allowed by applicable law with respect to any receivable.

“Target Overcollateralization Amount” means, for any payment date, [[    ]% of net pool balance as of the cut-off date.]

“Third Allocation of Principal” means, for any payment date, an amount not less than zero equal to the excess, if any, of (a) the sum of the note balance of the Class A notes, the Class B notes and the Class C notes minus the sum of the First Allocation of Principal and Second Allocation of Principal for that payment date as of such payment date (before giving effect to any principal payments made on the notes on such payment date) over (b) the net pool balance as of the last day of the related collection period; provided, however, that the Third Allocation of Principal on and after the final scheduled payment date for the Class C notes will not be less than the amount that is necessary to reduce the note balance of the Class C notes to zero (after the application of the First Allocation of Principal and Second Allocation of Principal).

[“Subordinated Swap Termination Payment” means any Swap Termination Payment owed by the issuing entity to the swap counterparty under an interest rate swap agreement where the swap counterparty is the “defaulting party” or sole “affected party” (other than with respect to “illegality” or a “tax event”), as each such term is defined in such interest rate swap agreement.]

[“Swap Termination Payment” means payments due to the swap counterparty by the issuing entity or to the issuing entity by the swap counterparty, including interest that may accrue thereon under the interest rate swap agreement, due to a termination of the interest rate swap agreement due to an “event of default” or “termination event” under the interest rate swap agreement.]

INDEX

60-Day Delinquent Receivables	93
ABS	73
ABS Tables	73
Acting General Counsel	134
adjusted pool balance	12
administration agreement	92
administrator	1
AIFM Regulation	137
AIFMD	137
Amortization Period	8
Appendix A	70
Assessment of Compliance	115
asset representations review agreement	58, 92
asset representations reviewer	2
Asset Review	96
asset-level data	62
Attestation Report	116
Available Funds	151
Bankruptcy Code	129
benefit plan	145
cap provider	2, 89
Cap Rate	90
Cap Receipt	89
Cap Termination Payment	91
Cap Termination Payment Account	91
capital assets	139
Capital One Financial	49
Cede	viii
certificate distribution account	151
certificateholder	151
certificateholders	3
certificates	3
CFPB	26, 129
chattel paper	124
Class A notes	2
Class A-2 notes	2
Clearstream	34, 80
closing date	3
COAF	49
Code	116
collection period	151
collections	151
CONA	viii, 1
contracts	53
controlling class	2
Controlling Class	151
Counterparty	59
CRR Investors	137
customary servicing practices	151
dealers	53
Defaulted Receivable	152
Delinquency Percentage	93
Delinquency Trigger	93

depositor	1
Dodd-Frank Act	26, 133
DTC	viii, 84
Early Amortization Event	103
EEA	137
Eligibility Representations	92
ERISA	145
ERISA regulation	145
EU CRR	137
Euroclear	34, 80
event of default	5, 118
excess interest	13
Exchange Act	147
Existing EU Retention Rules	137
FATCA	144
FDIC	27, 49, 129, 152
FDIC Rule	15, 28, 130
FDIC Rule Covenant	123, 152
final scheduled payment date	87
financed vehicles	6
First Allocation of Principal	152
fixed rate notes	2
floating rate notes	2
Foreign Person	140
Fourth Allocation of Principal	152
FSMA	ix
FTC Rule	128
funding date	8
Funding Date	152
Funding Period	152
HDC Rule	128
Hired Rating Agencies	16
Holder-in-Due-Course	128
IBA	39
ICE LIBOR	39
indenture trustee	2, 47
initial cut-off date	6
Instituting Noteholders	94
institutions	137
Insurance Mediation Directive	ix
Interest Rate Cap Agreement	89
interest rate swap agreement	87
Investment Company Act	14, 136
investors	80
IORPS	137
IRS	139
issuing entity	1
issuing entity property	6
lemon laws	128
LIBOR	85
LIBOR Determination Date	86
Liquidation Expenses	152
Liquidation Proceeds	152

London Business Day	86
Majority Certificateholders	152
MIFID II	ix
net swap payment	13
Net Swap Payment	152
Net Swap Receipt	152
New EU Retention Rules	137
Note Factor	84
Note Owner	80
Noteholder Direction	94
notes	2
obligors	6
offered notes	2
OID	141
OLA	133
Order	ix
originator	1
owner trustee	2, 46
payment date	3
payment default	119
Percentage Interest	153
Permitted Modification	111
pool balance	5
Pool Factor	84
pre-funding account	8
pre-funding period	102
PRIIPS Regulation	ix
Prospectus Directive	ix
PTCE	145
PTP	139
purchase agreement	92
purchase price	5
Qualified Investor	ix
Rating Agency Condition	153
receivables	6
receivables pool	6
record date	3, 80
Regular Principal Distribution Amount	153
Regulation RR	15
Relevant Member State	ix
Relief Act	135
Requesting Party	97

retail investor	149
Retained Notes	148
Review Fee	95
Review Satisfaction Date	93
revolving period	8
Rule 193 Information	70
sale agreement	92
SEC	viii
Second Allocation of Principal	153
Securities Act	148
Securities Exchange Act	114
Securitization Regulation	137
senior swap termination payment	13
servicer	1
servicer replacement events	113
servicing agreement	92
servicing fee	1, 110
Severely Distressed Receivable	111
similar law	146
Solvency II	137
specified reserve account balance	12
Specified Reserve Account Balance	101, 153
Sponsor	49
Subject Receivables	94
Subordinate Swap Termination Payment	153
subordinated swap termination payment	13
subsequent cut-off date	6
subsequent receivables	8
Supplemental Servicing Fees	153
swap counterparty	2
Swap Termination Payment	154
Target Overcollateralization Amount	153
Third Allocation of Principal	153
transfer agreements	92
U.S. Person	140
UCITS	137
UK FCA	39
United States Person	140
verification documents	93
weighted average life	74
yield supplement overcollateralization amount	107

APPENDIX A—STATIC POOL INFORMATION REGARDING CERTAIN VINTAGE RECEIVABLES POOLS*

This Appendix A includes charts that reflect the static pool performance of all motor vehicle retail installment sale contracts originated and serviced by CONA and classified as “prime” by vintage origination year for the past five years. We caution you that the receivables may not perform in a similar manner to the motor vehicle retail installment contracts presented in this Appendix A.

Appendix A includes the following summary information for vintage origination pools:

•	aggregate original and month-end principal balance;

•	original and month-end number of receivables;

•	average original and month-end principal balance;

•	weighted average original and month-end contract rate;

•	weighted average age as of [ ];

•	weighted average original term;

•	weighted average remaining term as of [ ];

•	weighted average FICO® score;

•	distribution of the pool of receivables by original contract rate range;

•	percentage of new financed vehicles;

•	percentage of used financed vehicles;

•	geographic distribution of the pool of receivables by highest concentration states;

•	monthly delinquency rates (31-59), (60-89), (90-119), (120+);

•	monthly pool factor;

•	pool factor as of [ ];

•	prepayment speeds; and

•	cumulative net charge-offs with respect to each vintage quarter.

*	[The information in Appendix A will be presented in tabular and graphical format.]

A-1

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor, the sponsor or the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby to anyone in any jurisdiction in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein or therein is correct as of any time since the date of this prospectus.

Capital One Prime Auto Receivables Trust 20[●]-[●]

Issuing Entity

Class A-1 Notes		$	[●]
Class A-2[-A] Notes	[}]	$	[●]
[Class A-2-B Notes]
Class A-3 Notes		$	[●]
Class A-4 Notes		$	[●]
Class B Notes		$	[●]
Class C Notes		$	[●]
[Class D Notes]		[$	] [●]

Capital One Auto Receivables, LLC

Depositor

Capital One, National Association

Sponsor and Servicer

PROSPECTUS

UNDERWRITERS

[●]

[●]

Until [●], 20[●], which is ninety days following the date of this prospectus, all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Registration Fee	$124.50
Accountant Fees and Expenses	*
Legal Fees and Expenses	*
Printing and Engraving Costs	*
Blue Sky Fees and Expenses	*
Trustee Fees and Expenses	*
Rating Agency Fees	*
Miscellaneous Expenses	*

Total	*

*	To be provided by amendment.

Item 13. Indemnification of Directors and Officers.

Capital One Auto Receivables, LLC

Capital One Auto Receivables, LLC is a Delaware limited liability company. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the registrant provides, in effect that, subject to certain limited exceptions, it will indemnify its members, officers, directors, employees and agents of the registrant, and employees, representatives, agents or affiliates of any of the foregoing (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the registrant shall be provided out of and to the extent of registrant assets only, and the members shall not have personal liability on account thereof; and provided further, that so long as any obligation under the limited liability agreement, the transaction documents or any related document is outstanding, no indemnity payment from funds of the registrant (as distinct from funds from other sources, such as insurance) of any indemnity under the limited liability agreement shall be payable from amounts allocable to any other person pursuant to the transaction documents.

To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the registrant and upon such information, opinions, reports or statements presented to the registrant by any person as to matters the

Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the registrant, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the registrant or to any other Covered Person for its good faith reliance on the provisions of the limited liability company agreement or any approval or authorization granted by the registrant or any other Covered Person. The provisions of the limited liability company agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the registrant or its members otherwise existing at law or in equity, are agreed by the members to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Underwriters

Each underwriting agreement will generally provide that the underwriters will indemnify the registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriters. The registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Indemnification

The registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the registrant and its subsidiaries of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such expense, liabilities or loss under the Delaware Limited Liability Company Act).

Item 14. Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Second Amended and Restated Limited Liability Company Agreement of the Depositor

4.1	Form of Indenture between Capital One Prime Auto Receivables Trust 20[●]-[●] and [●], as indenture trustee (including forms of Notes)

5.1	Opinion of Mayer Brown LLP with respect to legality

8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters

10.1	Form of Sale Agreement between Capital One Prime Auto Receivables Trust 20[●]-[●], as purchaser, and the Depositor, as seller.

10.2	Form of Purchase Agreement between Capital One, National Association (“CONA”), as seller, and the Depositor, as purchaser

10.3	Form of Servicing Agreement between Capital One Prime Auto Receivables Trust 20[●]-[●], CONA, as Servicer, and [●], as indenture trustee

10.4	Form of Administration Agreement between Capital One Prime Auto Receivables Trust 20[●]-[●], CONA, as administrator, [●], as indenture trustee and [●], as owner trustee

10.5	Form of Interest Rate [Cap] [Swap] Agreement between Capital One Prime Auto Receivables Trust 20[●]-[●] and [●], as [cap provider][swap counterparty]*

10.6	Form of Amended and Restated Trust Agreement between the Depositor, as depositor, and [●], as owner trustee

Exhibit No.	Description

10.7	Form of Asset Representations Review Agreement between the Depositor, CONA, as sponsor and servicer, and [●], as asset representations reviewer

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)

24.1	Powers of Attorney (included in signature page to this registration statement)

24.2	Certified Copy of Resolutions authorizing Powers of Attorney*

25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1**

36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities

102.1	Asset Data File***

103.1	Asset Related Documents***

*	To be filed by amendment.
**	To be filed pursuant to Section 305(b)(2) of the Trust Indenture of Act 1939.
***	To be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

Provided further, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii) If the registrant is relying on Rule 430D:

(A) each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A):

(1) For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings:

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties:

For purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on August 2, 2018.

CAPITAL ONE AUTO RECEIVABLES, LLC, a Delaware limited liability company (Registrant)

By:	/s/ Thomas A. Feil
Name: Thomas A. Feil
Title: President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas A. Feil and Daniel H. Rosen, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his own name, place and stead, in any and all capacities, acting alone, to sign this registration statement, any and all amendments (including post-effective amendments) to this registration statement and any or all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them or any substitute or substitute for any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas A. Feil Thomas A. Feil	President (Principal Executive Officer), Director	August 2, 2018

/s/ Daniel H. Rosen Daniel H. Rosen	Treasurer (Principal Financial Officer), Director	August 2, 2018

/s/ Pamela M. Koch Pamela M. Koch	Deputy Controller and Managing Vice President, Accounting (Controller and Principal Accounting Officer)	August 2, 2018

/s/ Douglas K. Johnson Douglas K. Johnson	Director	August 2, 2018

/s/ Evelyn Echevarria Evelyn Echevarria	Director	August 2, 2018